Form 20-F
period 2022-12-31
CHINA LIFE INSURANCE CO LTD
filed 2023-04-21
CIK 1268896

As filed with the Securities and E
xc
hange Commission on April
 21, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from________to________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________

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
None.
(Title of Class)
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares	N/A*
H shares, par value RMB1.00 per share	N/A*

*
On August 22, 2022, the Company filed a Form 25
to d
el
is
t
its American depositary shares from the New York Stock Exchange. The delisting became effective on September 2, 2022, and the American depositary receipt program was terminated on November 11, 2022.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
As of December 31, 2022, 7,441,175,000 H shares and

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.

☒
  Yes    ☐  No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐
Yes
    ☐
No
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
☐
Yes
    ☐
No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
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

The statistical and market share information contained in this annual report has been derived from government sources, including the China Insurance Yearbook 2020, the China Insurance Yearbook 2021, the China Insurance Yearbook 2022 and other public sources. The information has not been verified by us independently, and includes premium information that is not determined in accordance with HKFRS, U.S. GAAP or IFRS.

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

References to “HKSE” or “Hong Kong Stock Exchange” mean The Stock Exchange of Hong Kong Limited. References to “NYSE” or “New York Stock Exchange” mean the New York Stock Exchange. References to “SSE” or “Shanghai Stock Exchange” mean the Shanghai Stock Exchange. References to “Exchange Act” mean the Securities Exchange Act of 1934, as amended.

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

Unless otherwise indicated, translations of RMB amounts into U.S. dollars for presentation only in this annual report have been made at the rate of US$1.00 to RMB6.8972, the noon buying rate in the City of New York for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2022. No representation is made that Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate on December 30, 2022 or at all. Translations of foreign currency amounts into RMB amounts for the purpose of preparing our audited consolidated financial statements included elsewhere in this annual report or our previous annual reports have been made at the exchange rates published by the PBOC.

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

Summary of Risk Factors

Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Relating to Our Business

•	Our investments are subject to risks.

•	We are exposed to potential investment losses if there is an economic downturn in China.

•	The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

•	Defaults on our debt investments or our investments in loans may materially and adversely affect our profitability.

•	Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

•	We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

•	The COVID-19 pandemic could have a material adverse impact on our business.

•	We are exposed to changes in interest rates.

•	Our growth is dependent on our ability to attract and retain productive agents and key personnel.

•	If we are unable to develop other distribution channels for our products, our growth may be materially and adversely affected.

•	Misconduct of directors, senior management, employees and agents is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

•	Differences in future actual operating results from the assumptions used in pricing and establishing reserves for our insurance and annuity products may materially affect our earnings.

•	Our risk management and internal reporting systems, policies and procedures may leave us exposed to unidentified or unanticipated risks.

•	Current or future litigation, arbitration and regulatory proceedings could result in financial losses or harm our businesses.

•	The embedded value information we present in this annual report is based on several assumptions and may vary significantly as those assumptions are changed.

•	We are subject to stringent laws and contractual obligations related to data privacy and cybersecurity, and we may be exposed to risks related to our management of personal information and other data.

•	A computer system failure, cyber-attacks or other security breaches may disrupt our business, damage our reputation and adversely affect our results of operations and financial condition.

•	Whether our investors in the U.S. who rely on our auditor’s audit reports will have the benefit of PCAOB oversight in the future is subject to uncertainty.

•	The enactment of the Holding Foreign Companies Accountable Act and identification of the Company by the SEC will result in enhanced disclosure requirements for us.

Risks Relating to the PRC Life Insurance Industry

•	We expect competition in the Chinese insurance industry to increase.

•	Further development of regulations in China may impose additional costs or restrictions on our activities.

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

Until November 2006, we were only permitted to invest the premiums and other income we receive in investments in China. We obtained the approval to invest overseas with our foreign currency denominated funds in November 2006. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. However, we have continued to make our investments mainly in China and, as of December 31, 2022, approximately 99.08% of our total investment assets were in China. In particular, as of December 31, 2022, approximately 52.22% of our total investment assets consisted of debt securities including Chinese government bonds, government agency bonds, corporate bonds, subordinated bonds and other debt securities as permitted by relevant government agencies; approximately 9.59% of our total investment assets consisted of term deposits with Chinese banks, of which 43.78% were placed with the five largest Chinese state-owned commercial banks; and approximately 11.78% of our total investment assets consisted of loans provided to Chinese entities and individuals, including policy loans, investment in debt investment plans and trust schemes. A serious downturn in the Chinese economy may lead to investment losses, which would reduce our earnings. Although the Chinese economy grew by 3.0% in 2022 (8.4% in 2021 and 2.2% in 2020), the rate of growth was significantly lower than in previous years, and we cannot assure you that growth will not continue to slow in the future.

The PRC securities markets are still emerging markets, which may expose us to risks of loss from our investments there.

As of December 31, 2022, we had RMB890,926 million (US$129,172 million) invested in equity securities, among which RMB437,188 million (US$63,386 million) were invested in PRC securities markets, including securities investment funds and shares traded on the securities markets in China. These securities investment funds and shares are primarily invested in equity securities that are issued by Chinese companies and traded on China’s stock exchanges. The PRC securities markets are still emerging markets and are characterized by evolving regulatory, accounting and disclosure requirements. This may from time to time result in significant price volatility, unexpected losses, lack of liquidity or difficulty in transaction settlement. These factors could cause us to incur losses on our publicly traded investments. On February 17, 2023, China announced a set of detailed mechanism and regulations for a registration-based IPO system across the board of the A-share market. The new rules are effective immediately to replace the previous approval-based IPO system which was established back in 1993. This reform marks a milestone in the development of China’s capital market. However, it remains to be seen how this new system would impact the Chinese capital market, and any potential significant price volatility or lack of liquidity caused by the implementation of the new system may expose us to risks of loss from our investments in the Chinese securities market. Also, as one of the largest institutional investors in China, we may from time to time hold significant positions in many securities in which we invest, and any decision to sell or any perception in the market that we are a major seller of a security could adversely affect the liquidity and market price of that security.

Defaults on our debt investments may materially and adversely affect our profitability.

Approximately 52.22% of our investment assets as of December 31, 2022 were comprised of debt securities. The issuers whose debt securities we hold may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Defaults on our investments in loans may materially and adversely affect our profitability.

Approximately 11.78% of our investment assets as of December 31, 2022 were comprised of loans, including policy loans, investments in debt investment plans and trust schemes. The borrowers to whom we provided loans may fail to pay or otherwise default on their obligations due to bankruptcy, a lack of liquidity, a downturn in the economy, operational failures or other reasons. Losses due to these defaults could reduce our profitability.

Investments in new investment channels may not lead to improvements in our rate of investment return or we may incur losses.

The CBIRC has in recent years significantly broadened the investment channels of Chinese life insurance companies. We have considered these alternative channels when making investments. For example, in 2016, we made our first investment in shares traded on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect between China’s mainland markets and the Hong Kong Stock Exchange, and we also made our first investment in interbank negotiable certificates of deposit. In 2019, we made our first investment in bonds issued by banks for capital replenishment. In 2021, we made our first investment in debt-to-equity investment plans. In 2022, we made our first investment in the public infrastructure securities investment fund and the bond lending business. However, our experience with these new investment channels, especially overseas channels, is limited, and these new channels are still subject to evolving regulatory requirements, which may increase the risk exposure of our investments.

We may incur foreign exchange and other losses for our investments denominated in foreign currencies.

A portion of our investment assets are held in foreign currencies. We are authorized by the CBIRC to invest our assets held in foreign currencies in the overseas financial markets as permitted by the CBIRC. Thus, our investment results may be subject to foreign exchange gains and losses due to changes in exchange rates as well as the volatility and various other factors of overseas capital markets, including, among others, increase in interest rates. We recorded RMB69 million (US$10 million) in foreign exchange losses for the year ended December 31, 2022, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. However, it remains unclear what further fluctuations may occur or what impact this will have on the value of the Renminbi. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The COVID-19 pandemic could have a material adverse impact on our business.

The COVID-19 pandemic and the measures taken by governments around the world to contain its spread has negatively impacted the global economy and created significant volatility in the financial markets. In the insurance market in China, the growth of life insurance premiums slowed due to the pandemic. The recruitment and training of our exclusive agents and other marketing activities were subject to certain restrictions, which has negatively impacted our businesses. Further, the pandemic also created volatility in the capital markets. The value of the investments we hold, the income we receive from such investments, and our ability to adjust our portfolio mix, could be affected if there were further volatility or declines in the stock or bond markets or if market interest rates were to decline. For example, in 2022, China’s interest rates were at a historically low level, which negatively impacted our allocation in fixed-income assets. The domestic equity market experienced a relatively substantial fall as compared to the beginning of the year, which resulted in a decline in our investment income from equity investment in 2022 compared to 2021. See “Item 11 Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”. Furthermore, if a worsening of the COVID-19 pandemic were to result in increased claims for certain insurance products, it could reduce our earnings.

Since December 2022, the Chinese government has modified its COVID-19 control policy, and most of the travel restrictions and quarantine requirements have been lifted. However, the impact of COVID-19 pandemic on us in the future will depend on future developments which are highly unpredictable and beyond our control, such as the frequency, duration and severity of the resurgence of COVID-19 and the emergence of new variants, as well as the measures that may be taken by governments around the world in response to these developments, the impact of the pandemic on the global economy and the measures taken by governments to stimulate the general economy. Therefore, we cannot guarantee that the pandemic will not continue to have an adverse effect on our business and results of operations in the future, which may be material.

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

As of December 31, 2022, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.87%, while our investment yields for the years ended December 31, 2022, 2021 and 2020 were 3.94%, 4.98% and 5.30%, respectively. See “Item 4. Information on the Company—Business Overview—Investments—Investment Results”. If the rates of return on our investments were to fall below the minimum rates we guarantee, our profitability would be materially and adversely affected.

Because of the general lack of long-term fixed income securities in the Chinese capital markets, we are unable to match closely the duration of our assets and liabilities, which increases our exposure to interest rate risk.

Like other insurance companies, we seek to manage interest rate risk through managing, to the extent possible, the average duration of our investment assets and the insurance policy liabilities they support. Matching the duration of our assets to their related liabilities reduces our exposure to changes in interest rates, because the effect of the changes largely will be offset against each other. However, the limited availability of long-duration investment assets in the markets in which we invest, has resulted in, and in the future may result in, the duration of our assets being shorter than that of our liabilities, particularly with respect to liabilities with durations of more than 30 years. Furthermore, the Chinese financial markets currently provide only very limited financial derivative products for us to hedge our interest rate risk. We believe that with the development of the Chinese capital markets, our ability to match the duration of our assets to that of our liabilities will improve. We also seek to manage the risk of duration mismatch by focusing on product offerings whose maturity profiles are in line with the duration of investments available to us in the prevailing investment environment. However, until we are able to match more closely the duration of our assets and liabilities, we will continue to be exposed to interest rate changes, which may materially and adversely affect our business and earnings.

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

We have adopted a Code of Business Conduct and Ethics for Directors and Senior Officers and Code of Conduct for Employees. However, we cannot always deter misconduct of directors, senior management, employees and agents, and the internal policies we adopt and precautions we take to prevent and detect these activities may not be effective in all cases. Wang Bin, our former chairman until his resignation on February 23, 2022, was placed under investigation by the Central Commission for Discipline Inspection and the National Supervisory Commission in January 2022. On December 22, 2022 and January 19, 2023, the Central Commission for Discipline Inspection and the National Supervisory Commission released on its website that it has concluded its disciplinary review and investigation into Wang Bin, finding that, during the period from 2018 to 2021, Wang Bin accepted on several occasions gifts and cash in violation of regulations and accepted banquets and travel arrangements that might affect the impartiality of performing his official duties, and committed other serious violations of discipline and laws. Wang Bin has been expelled from the Communist Party of China and removed from public posts. Wang Bin has also been officially charged with taking bribes and concealing overseas deposits by prosecutors. We have also experienced agent and employee misconduct that has resulted in litigation and administrative actions against us and these agents and employees, and in some cases criminal proceedings and convictions against the agent or employee in question. To date, none of these investigations or actions have resulted in material losses, damages, fines or other sanctions against us. We cannot assure you, however, that misconduct will not have a material adverse effect on our business, results of operations, financial condition or prospects.

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

We could in the future experience catastrophic losses that may have an adverse impact on the business, results of operations and financial condition of our insurance business. Catastrophes can be caused by various events, including terrorist attacks, earthquakes, hurricanes, floods and fires, as well as pandemics and epidemics.

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

The regulatory environment in China and elsewhere as it relates to the collection, use, transfer, and other processing of data, “important data,” and personal data and other types of information is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented a number of new laws and administrative measures that could impose significant obligations on us, adversely impact our operations or impede our ability to transfer or share information with foreign regulators and others inside and outside of China. For more information on such laws and measures, see “—Chinese Data Privacy and Cybersecurity Laws.”

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

In addition, failure to comply with any of these laws could result in enforcement action against us, including investigations, civil, administrative, and criminal enforcement action, fines, administrative penalties, imprisonment of company officers and public censure, claims for damages by customers and other affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

We have established procedures to protect the confidentiality of the personal information and “important data” we receive, store, process, generate, or otherwise have access to or control over. While we have adopted security policies and measures to protect our proprietary data, important data, and data subjects’ privacy, personal information or important information could be subject to leaks caused by hacking activities, human error, employee misconduct or negligence or system breakdown. We also cooperate with third parties including technology support vendors, hospitals and other third-party contractors and consultants for our operations. Any leakage or abuse of personal data or important data by our third-party partners may be perceived by relevant regulators or the data subjects to have resulted from a failure by us. Furthermore, any change in applicable laws and regulations or the enforcement thereof could affect our ability to use medical data or other data we process as part of our operations and subject us to liability for the use of such data for previously permitted purposes. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of information security that results in the unauthorized release or transfer of personally identifiable information, important data, or other data, could cause our customers or regulators to lose trust in us and could expose us to legal claims or other sanctions. See “—A computer system failure, cyber-attacks or other security breaches may disrupt our business, damage our reputation and adversely affect our results of operations and financial condition.”

In addition to the restrictions on the ability of the PCAOB to conduct inspections of audit work performed in China including the work of our auditor (see “—The auditors’ reports included in this annual report are prepared by relying on audit work which is not inspected by the Public Company Accounting Oversight Board and, as such, investors may be deprived of the benefits of such inspection”), the DSL and PIPL contain provisions restricting our ability to share personal, important, and other information with foreign regulatory or judicial authorities. These provisions could affect our ability to respond to requests or demands for information from such authorities, including the SEC, or in judicial proceedings.

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

Whether our investors in the U.S. who rely on our auditor’s audit reports will have the benefit of PCAOB oversight in the future is subject to uncertainty.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within China and our independent registered public accounting firm is based in China, in the past, the PCAOB was unable to conduct inspections of the work of our auditor as it related to those operations without the approval of the Chinese authorities, and thus our auditor’s work related to our operations in China was not subject to PCAOB inspection. This lack of PCAOB inspection of audit work performed in China prevented the PCAOB from regularly evaluating the audit work of any auditor that was performed in China including those performed by our auditor. As a result, investors may have been deprived of the full benefits of PCAOB inspections.

On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol governing inspections and investigations of accounting firms based in mainland China and Hong Kong, which established a framework to make possible complete inspections and investigations by the PCAOB of audit firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB determined that it was able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and vacated its previous 2021 determinations to the contrary. However, whether the PCAOB will continue to be able to conduct complete inspections and investigations of registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our control. The PCAOB has indicated that it will act immediately to issue new determinations pursuant to the Holding Foreign Companies Accountable Act if needed. Therefore it remains unclear whether our investors will continue to have the benefit of PCAOB oversight. The inability of the PCAOB to conduct inspections of audit work performed in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors and potential investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

We may be adversely affected if additional remedial measures are imposed on the four China-based accounting firms which reached settlement with the SEC in the administrative proceedings brought by the SEC against them.

In December 2012, the SEC initiated administrative proceedings against five accounting firms in China, alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. In January 2014, an SEC administrative law judge ruled in favor of the SEC, issuing an initial decision which censured each of the five accounting firms for failure to provide their audit work papers to the SEC and ordered a six-month suspension of the China-based affiliates of four of the five accounting firms’ right to practice before the SEC. The accounting firms have appealed the decision of the administrative law judge to the SEC, and the decision will not come into force unless and until an order of finality is issued by the SEC. We are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual reports filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016 to 2020 fiscal years, and our independent registered public accounting firm for the 2021 and 2022 fiscal years, are among the five accounting firms named in the SEC’s proceedings.

In February 2015, four of the five accounting firms, including the China affiliate of the independent registered public accounting firm that has issued the auditor’s report included in our annual report filed with the SEC for the 2013, 2014 and 2015 fiscal years, which is also our independent registered public accounting firm for the 2016 to 2020 fiscal years, and our independent registered public accounting firm for the 2021 and 2022 fiscal years, each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to audit documents of China-based companies via the CSRC. If future document productions fail to meet the specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure, including an automatic six-month bar on the performance of certain audit work, commencement of a new proceeding or the resumption of the current proceeding by the SEC. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties, if they are subject to additional remedial measures, we may be adversely affected, along with other China-based issuers audited by these accounting firms. If none of the China-based auditors are able to continue to perform audit work for China-based issuers, we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC.

The enactment of the Holding Foreign Companies Accountable Act and identification of the Company by the SEC will result in enhanced disclosure requirements for us.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was signed into law. The HFCAA requires the SEC to identify each issuer required to file reports under section 13 or 15(d) of the Exchange Act that has retained a registered public accounting firm to issue an audit report where the firm has a branch or office located in a foreign jurisdiction, and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Registrants so identified, or Commission-Identified Issuers, are required to submit documentation to the SEC that establishes that they are not owned or controlled by a governmental entity in that foreign jurisdiction. In addition, if the registrant is determined to be a Commission-Identified Issuer for three consecutive “non-inspection” years, it will be delisted from U.S. exchanges and its securities will be prohibited from trading in the United States. Commission-Identified Issuers that are foreign issuers will also be subject to enhanced disclosure requirements, including disclosure on government ownership or control of the issuer, the name of each official of the Chinese Communist Party who is a member of the issuer’s board of directors, and whether the issuer’s articles of incorporation contain any charter of the Chinese Communist Party.

On March 24, 2021, the SEC adopted interim final amendments to implement the disclosure and submission requirements of the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize its rules implementing the HFCAA.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions (“PCAOB-Identified Firm”).

Our auditor, PricewaterhouseCoopers Zhong Tian LLP, is an independent registered public accounting firm with the PCAOB that is headquarted in mainland China, and was therefore a PCAOB-Identified Firm under the PCAOB 2021 determinations. On May 26, 2022, we were identified in the conclusive list of issuers under the HFCAA as our auditor was a PCAOB-Identified Firm, and we will be required to comply with the submission and disclosure requirements in the annual report for each year in which we are identified.

On August 26, 2022, the PCAOB, the CSRC and the Ministry of Finance of the PRC signed a Statement of Protocol governing inspections and investigations of accounting firms based in mainland China and Hong Kong, which established a framework to make possible complete inspections and investigations by the PCAOB of audit firms headquartered in mainland China and Hong Kong.

On December 15, 2022, the PCAOB determined that it was able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and vacated its previous 2021 determinations to the contrary. However, whether the PCAOB will continue to be able to conduct complete inspections and investigations of registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our control. The PCAOB has indicated that it will act immediately to issue new determinations pursuant to the HFCAA if needed.

On December 29, 2022, the President signed the Consolidated Appropriations Act, 2023, which, among other things, amended the HFCAA to reduce the number of consecutive years, from three years to two years, an issuer has been identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

Based on the lasted PCAOB determination in 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report. In addition, we have voluntarily delisted our ADSs from the NYSE, which has become effective from September 2, 2022, and have terminated our ADR program, which has become effective from November 11, 2022. We also intend to file Form 15F to deregister our ADSs and the underlying H shares and terminate our reporting obligations under the Exchange Act once the criteria for deregistration have been satisfied. Therefore, we do not expect to be subject to the submission and disclosure requirements in the annual report for the year of 2023, even if we have not filed a Form 15F before April 30, 2024 and are still required to file the annual report for the year of 2023, or to be subject to the trading prohibitions under the HFCAA as our ADSs are already no longer traded in U.S. from November 11, 2022. However, we cannot guarantee you that the SEC will not continue to identify us under the HFCAA or that Form 15F to be filed will not be delayed, withdrawn or denied. If, before the deregistration of our ADS and underlying H shares become effective, the PCAOB issues new determination to re-identify our auditor as the PCAOB-Identified Firm or the SEC continues to identify us under the HFCAA in the future, we may still be subject to the submission and disclosure requirements in the annual report for each year in which we are so identified.

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

The IRS released final and proposed Treasury regulations regarding the application of the PFIC rules to insurance companies in December 2020. The proposed Treasury regulations are not yet in force but are proposed to be effective for taxable years of U.S. Holders beginning on or after the date that final regulations are issued. The proposed Treasury regulations provide that a company is engaged in the active conduct of an insurance business only if it satisfies a factual requirements test or a “bright-line” test providing that the active conduct requirement is met if the insurance company’s “active conduct percentage” is at least 50%. The factual requirements test requires a company’s officers and employees to carry out substantial managerial and operational activities on a regular and continuous basis with respect to underwriting, investment, contract and claim management and sales activities, and perform virtually all of the active decision-making functions relevant to its underwriting functions. In general, a company’s active conduct percentage is determined by dividing the company’s aggregate expenses for certain insurance-related services of its officers and employees (excluding investment activities) by the company’s aggregate expenses for such insurance-related services, including those paid to unaffiliated persons (excluding investment activities). Activities of officers and employees of certain affiliates may be considered for both the factual requirements test and the “bright-line” test. We cannot assure you that we will not be treated as a PFIC as a result of the finalization of these regulations. Although we believe that we were not classified as a PFIC in 2022, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC, and no assurances can be given that we will not become a PFIC at some point in the future. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules.

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

According to statistical information derived from China Insurance Yearbook and the market share information calculated based on these statistical information, in 2021, the last year for which the market information for separate geographic markets is available, our closest competitors were Ping An Life Insurance Company of China, Ltd., or Ping An Life, China Pacific Life Insurance Co., Ltd., or China Pacific Life, New China Life Insurance Company Ltd., or New China Life and Taikang Life Insurance Co., Ltd., or Taikang Life. Ping An Life, China Pacific Life, New China Life, Taikang Life and we together accounted for 51.6% of the life insurance premiums in China in 2021, with our market share in China decreasing from 20.8% in 2020 to 19.9% in 2021. Each of Ping An Life, China Pacific Life, New China Life and Taikang Life has operated in the Chinese insurance market for more than 15 years, and each has a recognized brand name. In 2021, Ping An Life had a greater market share than we did in Shanghai, Shenzhen, Beijing, Tianjin, Heilongjiang, Liaoning, Dalian, Ningbo, Chongqing, Hainan and Xiamen.

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

Foreign-invested life insurance companies are insurance companies in which foreign entities hold at least a 25% interest. Foreign-invested life insurers have been permitted to sell individual and group life insurance, health insurance and annuity products nationwide in China since December 2004. According to statistical information derived from China Insurance Yearbook, in 2021, foreign-invested life insurers had a market share of 10.74%. From January 1, 2020, foreign investors are allowed to own 100% in Chinese life insurers. We believe that the relaxation of the restrictions on foreign-invested insurers will continue to increase the competitive pressures we are facing.

We are likely to face increasing competition from property and casualty insurance companies and other companies offering products that compete with our own.

In addition to competition from life insurance companies, we face competition from other companies that may offer products that compete with our own, including:

•

Property and casualty companies. Beginning on January 1, 2003, property and casualty insurance companies have been permitted to sell short-term health insurance and accident products, but only with regulatory approval. There were 87 property and casualty insurers as of December 31, 2021. We believe property and casualty insurers have the competitive advantage of being able to bundle, or cross-sell, short-term health and accident products with the other non-life insurance products that they are currently selling to their existing and potential customers. We believe this will lead to greater competition in the accident and health insurance sectors. On December 30, 2006, we established a property and casualty company, CLPCIC, with CLIC. While this joint venture mainly focuses on property insurance business, it also develops short-term health insurance and accident business. Its operations may have a negative impact on sales of our short-term health insurance and accident products in the future.

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

On March 10, 2023, China approved an institutional reform plan, which includes the establishment of a new National Financial Regulatory Administration, or NFRA, directly under the State Council. NFRA will be in charge of regulating the PRC financial industry except for the securities sector. CBIRC will be dismantled with its functions being carried out by NFRA. We will be subject to the supervision and regulation of NFRA once it is established. As of the date of this Annual Report, it remains unclear when such institutional reform plan will be completed.

Our ability to comply with minimum solvency requirements is affected by a number of factors, and our compliance may force us to raise additional capital, which could increase our financing costs or be dilutive to our existing investors, or to reduce our growth.

In December 2021, the CBIRC issued the Solvency Regulatory Rules for Insurance Companies (II) and the corresponding notice on implementing the new rules, or C-ROSS II, with the aim of replacing the then-current solvency requirements for Chinese insurance companies, C-ROSS. C-ROSS II continues to adopt the internationally accepted “three-pillar” regulatory system which includes quantitative capital requirements, qualitative regulatory requirements and market discipline mechanisms, and also enhances capital classification requirements and strengthens risk capital measurement. C-ROSS II was officially implemented in the Chinese insurance sector from the preparation of the quarterly solvency report for the first quarter of 2022. Our core solvency adequacy ratio under C-ROSS II as of December 31, 2022 was 143.59%, and our comprehensive solvency adequacy ratio under C-ROSS II as of December 31, 2022 was 206.78%. While our solvency ratio is currently above the regulatory requirements, as we are exposed to potential insurance, market and investment risks, we cannot assure you that our solvency ratio under C-ROSS II will always be above the required level. If our solvency ratio under C-ROSS II is below the required solvency level, we may need to raise additional capital to meet our solvency requirement, including through additional issuance of capital replenishment bonds, which would increase our financing costs, or through additional issuance of shares, which would be dilutive to our existing investors. If we are not able to raise additional capital, we may be forced to reduce the growth of our business. A failure to meet minimum solvency requirement can also lead to various regulatory actions being taken by the CBIRC, which could have a material adverse effect on our business or financial condition. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”.

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

We cannot predict the amount of funds that will be available to the special purpose fund from CLIC’s own operations to satisfy its obligations to its policyholders as they become due. CLIC’s cash requirements and available cash resources will be affected by several factors which are subject to uncertainty, including prevailing interest rates and the returns on investment generated by CLIC’s assets, as well as the claims, expenses and persistency experience with respect to CLIC’s insurance policies. The cash resources available to CLIC will also depend in part on our profitability, which will affect the amount of our tax payments and hence the amount of refund contributed to the fund (if CLIC’s application for the extension of the period during which the income tax payments will be rebated is approved; See “Item 4. Information on the Company—History and Development of the Company—Our Restructuring”), the timing and amount of our dividend payments and the market price of our shares, which will affect the proceeds to CLIC from dispositions of our shares. If it is unable to satisfy its obligations to its policyholders from other sources, CLIC may seek, subject to our articles of association and applicable laws, to increase the amount of dividends we pay in order to satisfy its cash flow requirements. Any such increase in our dividend payments would reduce the funds available for reinvestment in our business. In addition, if we are unable to pay dividends in amounts sufficient to satisfy these requirements, CLIC may seek to sell its shareholdings in us or take other actions in order to satisfy these needs. The sale of these holdings or even the market perception of such a sale may materially and adversely affect the price of our shares.

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

In addition, while we provide policy administration and other services to CLIC for the policies retained by CLIC in the restructuring, and provide investment management services to CLIC through our asset management subsidiary, these agreements can be terminated with notice or upon expiration. If CLIC were to terminate its policy administration and asset management arrangements with us and our asset management subsidiary, respectively, our loss of fees could adversely affect us.

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

The Chinese economy has slowed in recent years compared to the previous decade. Since 2020, COVID-19 has negatively impacted the global economy and have slowed the Chinese economy as well. Since December 2022, the Chinese government has modified its COVID-19 control policy, and most of the travel restrictions and quarantine requirements have been lifted. While we expect that these actions will reduce the impact of COVID-19 on the growth of Chinese economy, it remains uncertain as to the growth rate of the Chinese economy in the future. China’s economy may also be affected by global conditions, including the inflationary pressures and interest rate levels around the world and the conflict between Russia and Ukraine as well as sanctions taken by certain governments in response. In an effort to bolster the economy, the Chinese government may take certain measures, including adjustment of interest rates and market-oriented financial reforms. We cannot assure you that some of the measures taken by the Chinese government to improve China’s economic performance will not have a negative effect on our business. A slowdown in Chinese growth rates could also adversely affect us by impacting sales of our products, reducing our investment returns, or otherwise.

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

In accordance with our articles of association provide that, with certain limited exceptions, all disputes or claims based on our articles of association, PRC company law or other relevant laws or administrative rules, and concerning matters between holders of H shares and ADSs and holders of A shares, us, or our directors, supervisors, president, vice presidents or other senior officers, must be submitted for arbitration at either the China International Economic and Trade Arbitration Commission or the Hong Kong International Arbitration Center. If an applicant chooses to have the dispute arbitrated at the Hong Kong International Arbitration Center, either party may request that the venue be changed to Shenzhen, a city in China near Hong Kong. The governing law for any such disputes or claims is Chinese law, unless Chinese law itself provides otherwise. Pursuant to an arrangement of mutual enforcement of arbitration awards between the PRC courts and the Hong Kong courts, Hong Kong arbitration awards are enforceable in China, subject to the satisfaction of certain legal requirements. However, due to the limited number of actions that have been brought in China by holders of shares issued by a Chinese company to enforce an arbitral award, we are uncertain as to the outcome of any action brought in China to enforce a Hong Kong arbitral award made in favor of holders of H shares and ADSs.

The laws in China differ from the laws in the United States and may afford less protection to our minority shareholders.

Although Chinese company law provides that shareholders of a Chinese company may, under certain circumstances, sue the company’s directors, supervisors and senior management in the interests of the company, limited detailed implementation rules or court interpretations have been issued in this regard. Also, our articles of association provide that the rights of any class of shares, including H shares, may not be varied without a resolution approved by holders of shares in the affected class holding no less than two-thirds of the shares of the affected class entitled to vote, and provide that in connection with a merger or division involving our company, a dissenting shareholder may require us to purchase the dissenters’ shares at a fair price. Disputes arising from these protective provisions would likely need to be resolved by arbitration. See “—Holders of H shares and ADSs generally are required to resolve disputes with us, our senior management and holders of our A shares only through arbitration in Hong Kong or China”.

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

The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in political and economic conditions in China and the world. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Under this system, the PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day. On August 11, 2015, the PBOC adjusted the quotation mechanism of the Renminbi central parity to also consider demand and supply in foreign exchange markets and price movements of major currencies, in addition to the closing price on the previous working day. On May 26, 2017, the PBOC introduced the “counter-cyclical factor” into its formula that determines a central parity of Renminbi against the U.S. dollar. Under the current mechanism, the central parity of the Renminbi against the U.S. dollar is determined based on the closing price, changes in a basket of currency exchange rates and the counter-cyclical factor. From July 21, 2005 to April 7, 2023, the Renminbi appreciated by approximately 20.4% against the U.S. dollar. In 2022, the Renminbi depreciated by 8.91% against the U.S. dollar. A portion of our assets and liabilities are held in foreign currencies and may be subject to foreign exchange gains and losses due to changes in exchange rates. We recorded RMB69 million (US$10 million) in foreign exchange losses for the year ended December 31, 2022, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. Any future appreciation of the Renminbi may materially and adversely affect the value of, and any dividends payable on, our H shares in foreign currency terms. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi.

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

On August 22, 2022, we filed a Form 25 to delist our ADSs from the New York Stock Exchange. The delisting became effective on September 2, 2022, and our ADR program was terminated on November 11, 2022.

We incurred capital expenditures of RMB3,086 million (US$447 million), RMB6,302 million, and RMB7,284 million in 2022, 2021 and 2020, respectively. These capital expenditures mainly comprised of the addition of properties for our own use.

SEC’s Website and Our Website

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our official website address is www.e-chinalife.com. The information on our website is not a part of this annual report.

B. BUSINESS OVERVIEW

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity, health insurance and accident insurance products. We had approximately 325 million long-term insurance policies in force as of December 31, 2022, including long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies. As of December 31, 2022, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.87%. For the financial year ended December 31, 2022, our lapse rate was approximately 0.95%. The policy persistency rates, which measure the ratio of the insurance policies that are still effective after a certain period, were 83.00% for 14 months after issuance and 74.20% for 26 months after issuance.

The information below is organized in accordance with our identified segments.

Life Insurance

We offer life insurance and annuity products to individuals and groups. We market our individual life insurance and annuity products primarily through a distribution force comprised of approximately 668,300 exclusive agents operating in approximately 15,000 field offices throughout China, as well as other non-dedicated agencies located at branch offices of banks and other organizations. We offer group life insurance and annuity products to the employees of companies and institutions through approximately 39,800 direct sales representatives, as well as insurance agencies and insurance brokerage companies. Gross written premiums generated by our life insurance and annuity products totaled RMB485,642 million (US$70,411 million) for the year ended December 31, 2022, RMB481,311 million for the year ended December 31, 2021, and RMB480,593 million for the year ended December 31, 2020, constituting 78.94%, 77.84%, and 78.49% of our total gross written premiums for those periods. Gross written premiums generated by our life insurance and annuity products for 2022 increased by 0.9% from 2021.

The following table sets forth selected financial and other data regarding our life insurance and annuity business as of the dates or for the periods indicated.

	As of or for the year ended December 31,				Compound annual growth rate
	2020	2021	2022	2022	(2020-2022)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	480,593	481,311	485,642	70,411	0.52%
Liabilities of insurance contracts	2,767,642	3,180,931	3,605,769	522,787	14.14%
Liabilities of investment contracts	271,757	296,104	355,750	51,579	14.41%

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

We offer both non-participating and participating products. There were approximately 273 million non-participating policies and 52.16 million participating policies as of December 31, 2022, among which approximately 167 million non-participating policies and 31.83 million participating policies were sold to individuals.

The following table sets forth selected financial information regarding our life insurance and annuity products.

	For the year ended December 31,				Compound annual growth rate
	2020	2021	2022	2022	(2020-2022)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums
Whole life and term life insurance	76,421	72,424	80,569	11,681	2.68%
Endowment	109,275	97,791	137,467	19,931	12.16%
Annuities	294,897	311,096	267,606	38,799	(4.74%)

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

China Life Xin Fu Yi Sheng Participating Endowment and China Life Fu Lu Shuang Xi Participating Endowment generated the most income of our participating endowment products in 2022. China Life Xin Fu Yi Sheng Participating Endowment generated RMB14,086 million (US$2,042 million) of net premiums in 2022, representing 2.91% of the net premiums of our life insurance business, and China Life Fu Lu Shuang Xi Participating Endowment generated RMB9,379 million (US$1,360 million) of net premiums in 2022, representing 1.94% of the net premiums of our life insurance business. In 2022, the net premiums earned from our participating endowment products decreased by RMB9,477 million (US$1,374 million), or 14.25%, to RMB57,007 million (US$8,265 million) from RMB66,484 million in 2021.

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

Personal Tax-deferred Pension Insurance Products

In May 2018, the Chinese government permitted trial sales of personal tax-deferred pension insurance products in Shanghai, the Fujian province (including Xiamen) and Suzhou Industrial Park. Since then, we have continued to develop our personal tax-deferred pension insurance business. As of December 31, 2022, our accumulated premium income from personal tax-deferred pension insurance business was approximately RMB62.63 million.

Exclusive Commercial Pension Insurance

In May 2021, the Chinese government permitted trial sales of exclusive commercial pension insurance products in the Zhejiang province (including Ningbo) and Chongqing, and we commenced our exclusive commercial pension insurance business. Since March 2022, trial sales of exclusive commercial pension insurance have been permitted nationwide, and we have actively promoted our sales of exclusive commercial pension insurance business across China. As of December 31, 2022, our accumulated premium income from exclusive commercial pension insurance was approximately RMB638 million.

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

We distribute our individual life and annuity products nationwide through multiple channels. Our primary distribution system is comprised of approximately 668,300 exclusive agents in approximately 15,000 field offices throughout China. In addition, we are implementing our customer-oriented market segmentation sales initiatives to all exclusive agents nationwide. While continuing to invest in our exclusive agent force, we have also expanded into other distribution channels, primarily non-dedicated agencies located in over 43,000 outlets of commercial banks, to diversify our distribution channels and to achieve higher growth. See “—Distribution Channels”.

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

Health Insurance

We offer a broad array of health insurance products and services to both individuals and groups, including medical insurance, care insurance, disease insurance and disability income insurance. Our health insurance gross written premiums totaled RMB115,329 million (US$16,721 million) for the year ended December 31, 2022, RMB120,609 million for the year ended December 31, 2021, and RMB115,089 million for the year ended December 31, 2020, constituting 18.75%, 19.51% and 18.80% of our total gross written premiums for those periods. Gross written premiums generated by our health insurance products for 2022 decreased by 4.38% from 2021.

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

	As of or for the year ended December 31,				Compound annual growth rate
	2020	2021	2022	2022	(2020-2022)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	115,089	120,609	115,329	16,721	0.10%
Liabilities of insurance contracts	195,487	228,899	265,369	38,475	16.51%
Liabilities of investment contracts	16,455	17,490	18,999	2,755	7.45%

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

We also provide health care entrusted management services for the basic social medical insurance plans offered by local governments. The entrusted management services include checking and reimbursement of medical expenses and medical service investigations. We do not collect premiums but only charge a specified amount of management fees for these services. As of December 31, 2022, we had carried out more than 500 health care entrusted programs in 33 provinces and cities, providing services to more than 100 million people.

We also commenced our supplementary major medical insurance business in 2013. As part of the Chinese government’s overall medical insurance scheme, supplementary major medical insurance reimburses policyholders for a specified percentage of their high medical expenses caused by major illnesses which are in excess of the maximum amounts covered by the basic social medical insurance and which would otherwise be borne by the individuals. The Chinese government has implemented supplementary major medical insurance programs nationwide in China. Local governments use a portion of the basic medical insurance funds to purchase supplementary major medical insurance services from qualified insurance companies through a government tender. Supplementary major medical insurance offers protection to all the policyholders covered by the basic social medical insurance in the pilot areas. As of December 31, 2022, we had undertaken approximately 200 supplementary major medical insurance programs, providing services to approximately 350 million people.

Care insurance plans

These plans provide individuals who have disabilities covered by the insurance contracts with a fixed allowance and reimbursement of expenses for their daily living and medical care. Premium payments are paid either in a single payment or on a periodic basis.

We commenced our care insurance business in 2015. The Chinese government launched pilot long-term care insurance programs beginning in 2016. Under these programs, local governments in pilot areas raise funds through various channels to provide funds or protection services to people who have life disabilities for their daily living and medical care. Some local governments purchase long-term care insurance services from qualified insurance companies through government tender procedures. As of December 31, 2022, we had undertaken approximately 60 long-term care insurance programs, providing services to over 27 million people.

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

Accident Insurance

We are the leading accident insurance provider in the Chinese life insurance sector. Our accident insurance gross written premiums totaled RMB14,219 million (US$2,062 million) for the year ended December 31, 2022, RMB16,407 million for the year ended December 31, 2021, and RMB16,583 million for the year ended December 31, 2020, constituting 2.31%, 2.65%, and 2.71% of our total gross written premiums for those periods. Gross written premiums generated by our accident insurance products for 2022 decreased by 13.34% from 2021.

The following table sets forth selected financial and other data regarding our accident insurance as of the dates or for the periods indicated. The financial results of both our long-term accident insurance and short-term accident insurance are reflected in the following table.

	As of or for the year ended December 31,				Compound annual growth rate
	2020	2021	2022	2022	(2020-2022)
	RMB	RMB	RMB	US$
	(in millions, except as otherwise indicated)
Gross written premiums	16,583	16,407	14,219	2,062	(7.40%)
Liabilities of insurance contracts	10,096	10,069	9,022	1,308	(5.47%)

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

Marketing and Distribution

We market our individual accident insurance products through our direct sales force and our exclusive agent sales force, as well as intermediaries, such as non-dedicated agencies located at outlets of commercial banks, savings cooperatives and travel agencies and insurance agency and insurance brokerage companies. We market our group accident insurance products primarily through our direct sales representatives and the same intermediaries we use to sell our individual accident products. See “—Distribution Channels”.

We market our accident insurance products either as primary products, as riders or as supplementary products packaged with our life, annuity or health products. Our direct sales representatives market our individual accident products to employees of our institutional customers.

Product Development

In 2022, in line with our general development strategy, we developed and introduced 88 new products, including: 27 long-term insurance products consisting of seven life insurance products, seven annuity products, one accident insurance product and 12 health insurance products; and 61 short-term insurance products consisting of one life insurance product, 42 accident insurance products and 18 health insurance products.

With respect to long-term insurance products, we developed and introduced, among others:

•

for the individual insurance distribution channel, products including China Life Xinxiang Weilai Endowment Insurance, China Life Xinrui Wenying Annuity Insurance, China Life Xinrui Niannian Pension Annuity Insurance, China Life Zunxiangfu Critical Illness Insurance and China Life Huixiangfu Critical Illness Insurance; and

•

for the bancassurance distribution channel, products including China Life Ruixi Endowment Insurance, China Life Zunyi Rensheng Pension Annuity Insurance and China Life Leying Jinsheng Whole Life Insurance.

With respect to short-term insurance products, we designed and developed products including, among others, Aiyi Kangrui series and Zhenai Wuyou series, and introduced more products for Hehu series, the Greater Bay series, Rural Revitalization series and Lexue Wuyou series.

Distribution Channels

We believe we have a large distribution force with an extensive geographic reach compared with any of our competitors. Our distribution network reaches almost every county in China. Throughout China, we have approximately 668,300 exclusive agents operating in approximately 15,000 field offices for our individual products and approximately 39,800 direct sales representatives for group products. We have a multi-channel distribution network selling individual and group insurance products through intermediaries, primarily non-dedicated agencies located in over 43,000 outlets of commercial banks as of the end of 2022. Commission rates vary by product, based on such factors as the payment terms and period over which the premiums are paid for the product, as well as CIRC regulations. We support our agents and representatives through training programs, sales materials and information technology systems.

Exclusive agent force

Our exclusive agent force of approximately 668,300 agents is the primary distribution channel for our individual life, annuity, health and accident insurance products.

The following table sets forth information relating to our exclusive agent force as of the dates indicated.

	As of December 31,
	2020	2021	2022
Number of exclusive agents (approximately)	1,378,000	820,000	668,300
Number of field offices (approximately)	16,000	15,000	15,000

Our exclusive agent force is among our most valuable assets, allowing us to more effectively control our distribution and build and maintain long-term relationships with our individual customers. The number of our exclusive agents decreased from 820,000 as of the end of 2021 to 668,300 as of the end of 2022. This was primarily due to the impact of the COVID-19 pandemic, which affected the recruitment and training of exclusive agents. Although the number of our exclusive agents decreased in 2022, we continued to improve the quality of our agent force, including strengthening the agent recruitment and management and improving the structure of our sales force. See “Item 3. Key Information—Risk Factors—Risks Relating to Our business—Our growth is dependent on our ability to attract and retain productive agents”. We believe that our customers and prospective customers prefer the personal approach of our exclusive agents and, therefore, we believe our exclusive agent force will continue to serve as our core distribution channel.

We also have developed a special sales force targeting “orphan policies” (policies which were serviced by former exclusive agents who have since left the company) to improve our service for these policies.

We supervise and provide training to our exclusive agents through 5,806 full-time trainers and 92,600 part time trainers. We set product management and customer service standards, and have developed credit rating systems, which we require all of our field offices and agents to meet, and conduct field tests with a view to ensuring quality. We also have an extensive training program.

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

Direct sales force

Our direct sales force, which consists of approximately 39,800 direct sales representatives, is our primary distribution system for our group life insurance and annuities, group accident insurance and group health insurance products, as well as our individual accident insurance and individual short-term health insurance products. As of the end of 2022, the number of our direct sales representatives was 39,800, and, in particular, the number of direct sales representatives with high productivity increased by 7% from the end of 2021. In 2022, we continued to improve the quality of the sales force by dismissing direct sales representatives with lower productivity, and further strengthened and improved our group distribution channel.

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

We also sell short-term insurance products through other non-dedicated agencies. Currently, we have non-dedicated agencies operating at outlets of commercial banks, travel agencies and credit cooperatives. We expect non-dedicated agencies to become an increasingly important distribution channel for individual products.

Bancassurance channel

We have bancassurance arrangements with major commercial banks in China, and currently generate a significant portion of our total sales through bancassurance. Our distribution channels are primarily comprised of non-dedicated agencies located in approximately 43,000 outlets of commercial banks. We have established strategic alliances with many banks. We intend to improve the attractiveness of our products by providing new products and all-around services to each major bank and providing training and integrated systems support to our banking partners.

Other distribution channels

During 2022, we actively participated in various government-sponsored health insurance businesses, including undertaking supplementary major medical insurance programs and health care entrusted programs, and providing supplementary medical insurance and long-term care insurance.

We also continued to improve our Internet-based sales channel and increase the variety of products sold online. We have continued to optimize online services and improve user experience, actively supporting our other distribution channels through our Internet-based distribution channel.

Gross written premiums attributable to each distribution channel

The following table sets forth gross written premiums attributable to each distribution channel, as of the dates indicated.

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
	(in millions)
Exclusive agent force	511,044	509,489	492,439	71,397
First-year business of long-term insurance	99,838	82,514	81,732	11,850
First-year regular	99,555	82,254	81,508	11,818
Single	283	260	224	32
Renewal business	391,272	407,973	392,849	56,958
Short-term insurance business	19,934	19,002	17,858	2,589
Group distribution channel	28,872	29,162	27,333	3,963
First-year business of long-term insurance	2,040	1,846	1,929	280
First-year regular	110	44	37	5
Single	1,930	1,802	1,892	274
Renewal business	1,862	1,622	1,345	195
Short-term insurance business	24,970	25,694	24,059	3,488
Bancassurance channel	41,240	49,326	63,415	9,194
First-year business of long-term insurance	15,757	16,123	26,821	3,889
First-year regular	15,748	16,110	14,879	2,157
Single	9	13	11,942	1,731
Renewal business	25,109	32,792	36,200	5,249
Short-term insurance business	374	411	394	57
Other distribution channels	31,109	30,350	32,003	4,640
First-year business of long-term insurance	188	28	21	3
First-year regular	8	2	2	—
Single	180	26	19	3
Renewal business	83	76	29	4
Short-term insurance business	30,838	30,246	31,953	4,633

Total	612,265	618,327	615,190	89,194

Competition

According to statistical information derived from China Insurance Yearbook and the market share information calculated based on these statistical information, in 2021, the last year for which the market information for each individual insurance company and separate business segments is available, our nearest competitors were Ping An Life, China Pacific Life, New China Life and Taikang Life.

•

In the life insurance market, Ping An Life, China Pacific Life, New China Life, Taikang Life and we collectively represented approximately 48.8% of total life insurance premiums in 2021. We primarily compete based on the nationwide reach of our sales network, our large distribution force and the level of services we provide, as well as our strong brand name.

•

In the accident insurance market, Ping An Life, China Pacific Life, New China Life, Taikang Life and we collectively represented approximately 65.8% of total accident premiums in 2021. We primarily compete based on the nationwide reach of our sales network and the level of services we provide and our strong brand name, as well as our cooperative arrangements with other companies and institutions.

•

In the health insurance market, Ping An Life, China Pacific Life, New China Life, Taikang Life and we collectively represented approximately 58.4% of total health premiums in 2021. We primarily compete based on the nationwide reach of our sales network, the level of services we provide, our extensive experience in medical insurance service and systems of policy review and claim management, as well as our strong brand name.

The following table sets forth market share information for the year ended December 31, 2021, the most recent year for which official market information for separate business segments is available, in all segments of the life insurance market in which we do business.

	Life premiums market share	Accident premiums market share	Health premiums market share	Total premiums market share
China Life	20.4%	28.3%	17.0%	19.9%
Ping An Life Insurance Company of China, Ltd. (1)	13.3%	26.2%	18.2%	14.7%
China Pacific Life Insurance Co., Ltd.	6.1%	7.0%	8.8%	6.7%
New China Life Insurance Co., Ltd	4.3%	3.2%	8.7%	5.3%
Taikang Life Insurance Co., Ltd .	4.8%	1.1%	5.7%	5.0%
Others(2)	51.1%	34.2%	41.6%	48.4%

Total	100%	100%	100%	100%

(1)

For purposes of this annual report, the statistics for Ping An Life Insurance Company of China, Ltd. do not include those of Ping An Health Insurance Company of China, Ltd. and Ping An Annuity Insurance Company of China, Ltd.

(2)

Others include: PICC Life Insurance Company Limited, PICC Health Insurance Company Limited, Taiping Life Insurance Co., Ltd., Taiping Pension Company Limited, Minsheng Life Insurance Co., Ltd., Pacific Health Insurance Co., Ltd., Ping An Annuity Insurance Company of China, Ltd., Ping An Health Insurance Company of China, Ltd., China United Life Insurance Co., Ltd., Sunshine Life Insurance Corporation Limited, Taikang Pension & Insurance Co., Ltd., Huatai Life Insurance Co., Ltd., Funde Sino Life Insurance Co., Ltd., Dajia Life Insurance Co., Ltd., Dajia Annuity Insurance Co., Ltd., Hexie Health Insurance Co., Ltd., Union Life Insurance Co., Ltd., Greatwall Life Insurance Co., Ltd., ABC Life Insurance Co., Ltd., Kunlun Health Insurance Co., Ltd., J.K. Life Insurance Corporation Limited, Sinatay Life Insurance Co., Ltd., Yingda Taihe Life Insurance Co., Ltd., Guohua Life Insurance Co., Ltd., Happy Life Insurance Co., Ltd., Aeon Life Insurance Company, Ltd., China Post Life Insurance Company Limited, Lian Life Insurance Company Limited, Sino-Conflux Insurance Company, Qian Hai Life Insurance Co., Ltd., Soochow Life Insurance Co., Ltd., Hong Kang Life Insurance Co., Ltd., Pearl River Life Insurance Co., Ltd., Chasingjixiang Life Insurance Company Limited., Bohai Life Insurance Co., Ltd., Guolian Insurance Co., Ltd., Shanghai Life Insurance Company Limited, Hengqin Life Insurance Co., Ltd., Fosun United Health Insurance Co., Ltd., Hetai Life Insurance Co., Ltd., Huagui Life Insurance Co., Ltd., Trust Mutual Life Insurance Company, Aixin Life Insurance Co., Ltd., China Merchants Life Insurance Company Limited, China Three Gorges Life Insurance Co., Ltd., Beijing Life Insurance Co., Ltd., GuoBao Life Insurance Co., Ltd., Ruihua Health Assurance Corporation, Haibao Life Insurance Co., Ltd., Guofu Life Insurance Co., Ltd., Manulife-Sinochem Life Insurance Co., Ltd., CCB Life Insurance Co., Ltd, Allianz China Life Insurance Co., Ltd., ICBC-AXA Assurance Co., Ltd., BOCOM MSIG Life Insurance Company Limited, Citic-Prudential Life Insurance Company Limited, Generali China Life Insurance Co., Ltd., Sun Life Everbright Life Insurance Co., Ltd., BOB-Cardif Life Insurance Co., Ltd., Founder Meiji Yasuda Life Insurance Co., Ltd., Aviva-COFCO Life Insurance Company Ltd., Aegon THTF Life Insurance Co., Ltd., CIGNA & CMB Life Insurance Company Limited, Great Wall Changsheng Life Insurance Co., Ltd., Heng An Standard Life Company Limited, Oldmutual-Guodian Life Insurance Co., Ltd., Sino-US United MetLife Insurance Company Limited, Cathay Lujiazui Life Insurance Company Limited, BOC–Samsung Life Insurance Company Limited, Livit Life Insurance Company Limited, Evergrand Life Assurance Co., Ltd., King Dragon Life Insurance Co., Ltd., HSBC Life Insurance Company Limited, Dingcheng Life Insurance Co., Ltd., Pramerica Fosun Life Insurance Co., Ltd., Sino-Korea Life Insurance Co., Ltd., ERGO China Life Insurance Co., Ltd. and AIA Life Insurance Company Limited.

Source: China Insurance Yearbook 2022

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

Customer contact centers

Our customer contact centers allow customers to make product and service inquiries, file suggestions and complaints, report claims, make appointments and apply for conservations through telephone and Internet consulting channels. Our customer contact centers also allow the customers to access online self-services through a smart voice navigation system, an interactive voice response system and intelligent online customer service robots. They also provide follow-up review of policies, notifications and reminder services to customers. With our dedicated customer service line “95519”, our customers can reach us on a “24 hours/7 days” basis. We have also built an integrated financial service ecology. Through our dedicated customer line “95519”, in addition to access to our service, customers are also able to access other financial services provided by CLPCIC, China Life Pension, CGB, AMP and China Life Insurance Overseas.

We believe our customer contact centers have become popular with our customers because of the quality of services we provide and our continuous efforts in innovation. We received the award of “Best Customer Contact Center of China” from the Customer Relationship Management Branch of China Computer Users Association for 18 consecutive years, the award of “Customer Satisfaction Award 2022” from the Customer Contact Center Branch of China Information Association, and the award of “World’s Most Innovative Knowledge Enterprise Award 2021” from Teleos, a U.K.-based independent research organization, and the KNOW Network. We also received the “Best Call Centers in the World” award from the International Customer Management Institute in 2007, 2011 and 2015, respectively. We will use new technology and new services to innovate and continue to promote the intelligent and digital transformation and upgrading of our customer contact centers. We seek to ensure that we have a sufficient number of lines and staff to service the increasing use of our customer contact centers.

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

Our Internet-based services are offered through our China Life Insurance app and official WeChat account. During 2022, the number of registered users of our online channels increased by 15.85% from 2021, with the number of monthly average active users increasing by 6.81% year-on-year. The online processing rate of policy administration and claims settlement for individual insurance rose to 92.79% and 96.70%, respectively. More than 872 million electronic notification messages were sent. 99.67% of policy loans and 99.99% of the receipt of policies were handled online.

Supplementary services

To allow our customers to benefit from superior service and enhance their service experience, we provide several types of supplementary services while continuing to provide quality basic insurance services.

For example, to meet the demand of different customer groups, we have launched an “online + offline” scenario-based ecological service model to provide value-added services. We held a series of activities such as “China Life Customer Festival”, “Little Painters of China Life”, “China Life 700 Running” and “Enjoy Your Own Life”. In 2022, the number of total customers receiving value-added services increased by 3.72% year-on-year.

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

We manage claims management risk through organizational controls and computer systems controls. Our organizational controls include specific limits on authorization for branches at different levels and periodic case inspections by claim management departments at all levels of our organization. We also periodically provide training for our claims verification personnel and conduct appraisals of their performance. Our claims management is strictly processed with computers to streamline claims verification and handling.

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

In July 2022, we renewed our catastrophe reinsurance in order to reduce our catastrophe exposure.

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

Investments

As of December 31, 2022, we had RMB5,064,991 million (US$734,355 million) of investment assets. As provided by China’s insurance laws and regulations, we may invest insurance premiums and other insurance funds in five categories of investment assets, including liquidity assets, fixed income assets, equity assets, real properties and other financial assets, all as defined by the CBIRC and subject to various limitations. Each category of investment assets is also divided into domestic assets and overseas assets. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2022, we have invested our insurance premiums and other insurance funds in term deposits, debt securities, loans, securities investment funds, stocks, resale agreements, investment properties, investments in associates and joint ventures, equity interests of non-listed enterprises and related financial products.

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

AMC, the asset management company that we established with CLIC, manages a substantial part of our Renminbi investments and, separately, substantially all of the investments retained by CLIC. See “—Asset Management Business”. IHC, a wholly owned subsidiary of CLIC, also manages our investments in unlisted equity interests, real estate and related financial products and securitization financial products. Other related parties are also entrusted to manage a small amount of our assets. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”. In addition, as of December 31, 2022, we had also engaged 21 third-party domestic investment managers to manage RMB360,700 million (US$52,297 million) for investment in Chinese public markets, and for offshore public markets, we had US$1,071 million asset which was entrusted to nine offshore third-party investment managers.

The following table summarizes information concerning our investment assets as of December 31, 2020, 2021 and 2022.

	As of December 31,(1)
	2020		2021		2022
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total

	(RMB in millions, except as otherwise indicated)
Cash and cash equivalents	56,704	1.4%	60,459	1.3%	127,594	2.5%
Term deposits	545,678	13.3%	529,488	11.2%	485,567	9.6%
Statutory deposits—restricted	6,333	0.2%	6,333	0.1%	6,333	0.1%
Debt securities, held-to-maturity	1,189,369	29.1%	1,533,753	32.5%	1,574,204	31.1%
Debt securities, available-for-sale	580,810	14.2%	793,544	16.9%	879,443	17.3%
Debt securities, securities at fair value through profit or loss	95,615	2.3%	143,057	3.0%	191,529	3.8%

Debt securities	1,865,794	45.6%	2,470,354	52.4%	2,645,176	52.2%

Loans	658,535	16.1%	666,087	14.1%	596,490	11.8%
Equity securities, available for sale	634,793	15.5%	635,743	13.4%	858,665	17.0%
Equity securities, securities at fair value through profit or loss	65,955	1.6%	63,714	1.4%	32,261	0.6%

Equity securities	700,748	17.1%	699,457	14.8%	890,926	17.6%

Derivative financial assets	—	—	—	—	—	—
Resale agreements	7,947	0.2%	12,915	0.3%	38,533	0.8%
Investment properties	14,217	0.3%	13,374	0.3%	13,193	0.3%

Investments in associates and joint ventures	239,584	5.8%	257,953	5.5%	261,179	5.1%

Total investment assets	4,095,540	100.0%	4,716,420	100.0%	5,064,991	100.0%

Average investment assets balance	3,834,399		4,405,980		4,890,706

* (1):

China Life (Tianjin) Aged-care and Healthcare Investment Company Limited became a subsidiary of the Company in 2022 as a result of a business combination under common control. The financial data of 2020 and 2021 in this annual report have been restated. See Note 34(f) to our consolidated financial statements included elsewhere in this annual report.

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

Our investment assets are principally comprised of fixed income securities and term deposits, and therefore changes in interest rates have a significant impact on the rate of our investment return. We manage interest rate risk through adjustments to our portfolio mix and terms, and by managing, to the extent possible, the average duration and maturity of our assets and liabilities. However, because of the general lack of long-term fixed income securities in the Chinese financial markets, the duration of some of our assets is lower than our liabilities. We believe that with the development of China’s financial markets, our ability to match our assets to our liabilities will improve. Although we have been approved to enter into interest rate swaps, it is still not an effective means for us to hedge our interest rate risk as the Chinese interest rate swap market is still in the early stages of development.

We believe we have a relatively low credit risk, because we mainly invest in fixed income products with high credit ratings. We monitor our credit risk through in-house fundamental analysis of the Chinese economy and the underlying obligors, transaction structures and risk concentration.

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

Investment results

Our investment yields for the years ended December 31, 2022, 2021 and 2020 were 3.94%, 4.98%, and 5.30%, respectively.

The following table sets forth the yields on average assets for each major component of our investment portfolios for the periods indicated.

	As of or for the years ended December 31,
	2020		2021		2022
	Yield (1)	Amount	Yield (1)	Amount	Yield (1)	Amount

	(RMB in millions, except as otherwise indicated)
Cash, cash equivalents, statutory deposits and term deposits:
Investment income	4.3%	25,860	4.3%	25,949	4.1%	25,161
Ending assets: cash and cash equivalents		56,704		60,459		127,594
Ending assets: statutory deposits—restricted		6,333		6,333		6,333
Ending assets: term deposits		545,678		529,488		485,567

Ending assets		608,715		596,280		619,494
Debt securities:
Investment income		70,934		90,400		100,136
Net realized gains on financial assets		1,575		(1,161)		8,965
Net fair value gains through profit or loss		(583)		1,069		(1,613)

Total	4.2%	71,926	4.2%	90,308	4.2%	107,488
Ending assets		1,865,794		2,470,354		2,645,176
Loans:
Investment income	5.0%	31,948	5.0%	32,970	4.9%	30,915
Ending assets		658,535		666,087		596,490
Equity securities:
Investment income		24,983		28,718		29,704
Net realized gains on financial assets		13,008		21,505		3,742
Net fair value gains through profit or loss		22,997		3,470		(10,956)

Total	9.3%	60,988	7.7%	53,693	2.8%	22,490
Ending assets		700,748		699,457		890,926
Resale agreements:
Investment income	12.4%	772	3.4%	350	2.8%	713
Ending assets		7,947		12,915		38,533
Investments properties:
Income of investments properties	(0.4%)	(50)	0.4%	55	0.7%	87
Ending assets		14,217		13,374		13,193
Investments in associates and joint ventures:
Net gains on investments of associates and joint ventures	3.3%	7,666	4.2%	10,328	0.2%	484
Ending assets		239,584		257,953		261,179
Securities sold under agreements to repurchase:
Interest expense	(1.3%)	(1,565)	(1.9%)	(3,523)	(1.4%)	(2,689)
Ending liabilities		122,249		239,446		148,958
Total investments:
Investment income		154,497		178,387		186,629
Net realized gains on financial assets		14,583		20,344		12,707
Net fair value gains through profit or loss		21,900		4,943		(12,156)
Income of Investments properties		(50)		55		87
Net gains on investments of associates and joint ventures		7,666		10,328		484
Interest expense of securities sold under agreements to repurchase		(1,565)		(3,523)		(2,689)
Total	5.30%	197,031	4.98%	210,534	3.94%	185,062
Ending assets excluding securities sold under agreements to repurchase		3,973,291		4,476,974		4,916,033

(1)	Yields for 2022, 2021 and 2020 are calculated by dividing the gross investment income for that year by the average of the ending balances of that year and the previous year.

Term deposits

Term deposits consist principally of term deposits with Chinese commercial banking institutions and represented 9.6% of our total investment assets as of December 31, 2022, 11.2% of our total investment assets as of December 31, 2021, and 13.3% of our total investment assets as of December 31, 2020.

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

The following table sets forth term deposits by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2020	2021	2022
	Amortized cost	Amortized cost	Amortized cost

	(RMB in millions)
Due in one year or less	63,090	135,301	183,832
Due after one year and through five years	480,848	394,187	301,735
Due after five years and through ten years	1,740	—	—

Total term deposits	545,678	529,488	485,567

The following table sets forth term deposits outstanding to Chinese banking institutions as of the dates indicated.

	As of December 31,
	2020	2021	2022
	Amortized cost	Amortized cost	Amortized cost

	(RMB in millions)
Industrial & Commercial Bank of China	9,092	13,174	24,261
Agriculture Bank of China	61,060	47,523	64,526
Bank of China	—	60	41
China Construction Bank	3,500	5,070	5,047
Bank of Communications	131,150	131,688	118,725
Other banks	340,876	331,973	272,967

Total term deposits	545,678	529,488	485,567

Debt securities

Debt securities in which we are permitted to invest mainly consist of the following categories:

•	Chinese government bonds;

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

Debt securities represented 52.2% of our total investment assets as of December 31, 2022, 52.4% of our total investment assets as of December 31, 2021, and 45.6% of our total investment assets as of December 31, 2020.

Based on estimated fair value, Chinese government bonds, Chinese government agency bonds, corporate bonds, subordinated bonds and debt and other debt securities comprised 5.4%, 35.6%, 21.4%, 17.7% and 19.8% of our total available-for-sale debt securities as of December 31, 2022, 7.4%, 32.7%, 25.6%, 14.0% and 20.3% of our total available-for-sale debt securities as of December 31, 2021, 8.5%, 29.1%, 23.4%, 14.1% and 24.9% of our total available-for-sale debt securities as of December 31, 2020,. Except for a small number of debt securities, which collectively had a carrying value of RMB181,936 million (US$26,378 million) as of December 31, 2022, most of our debt securities are traded on security exchanges or in the unlisted interbank market in China.

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

The following table sets forth the amortized cost and estimated fair value of debt securities, as of the dates indicated.

	As of December 31,
	2020				2021				2022
	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total	Amortized cost	% of total	Estimated fair value	% of total

	(RMB in millions)
Debt securities, available-for-sale:
Government bonds	48,542	2.6%	49,256	2.6%	55,110	2.3%	58,561	2.3%	45,244	1.8%	47,188	1.7%
Government agency bonds	161,503	8.8%	169,013	8.9%	245,026	10.0%	259,753	10.0%	299,636	11.4%	313,270	11.3%
Corporate bonds	133,133	7.2%	136,025	7.2%	197,856	8.1%	203,147	7.9%	185,214	7.1%	188,563	6.8%
Subordinated bonds/debt	81,880	4.4%	81,795	4.3%	107,204	4.4%	111,029	4.3%	155,289	5.9%	156,024	5.6%
Others	141,530	7.6%	144,721	7.6%	154,793	6.4%	161,054	6.3%	170,684	6.5%	174,398	6.3%

Total debt securities, available-for-sale	566,588	30.6%	580,810	30.6%	759,989	31.2%	793,544	30.8%	856,067	32.7%	879,443	31.7%

Debt securities, held to maturity:
Government bonds	265,198	14.3%	275,770	14.5%	349,370	14.3%	382,413	14.9%	378,105	14.5%	417,814	15.1%
Government agency bonds	617,515	33.3%	631,203	33.2%	911,451	37.4%	969,584	37.6%	1,004,162	38.3%	1,080,854	39.0%
Corporate bonds	201,988	10.9%	209,873	11.0%	209,627	8.6%	219,793	8.5%	178,203	6.8%	186,145	6.7%
Subordinated bonds/debt	104,668	5.7%	108,694	5.7%	63,305	2.6%	66,481	2.6%	13,734	0.5%	15,993	0.6%

Total debt securities, held to maturity	1,189,369	64.2%	1,225,540	64.4%	1,533,753	62.9%	1,638,271	63.6%	1,574,204	60.1%	1,700,806	61.4%

Debt securities, securities at fair value through profit or loss
Government bonds	1,640	0.1%	1,638	0.1%	1,378	0.1%	1,393	0.1%	1,802	0.1%	1,805	0.1%
Government agency bonds	4,417	0.2%	4,422	0.2%	7,932	0.3%	7,989	0.3%	9,189	0.4%	9,622	0.3%
Corporate bonds	86,776	4.8%	86,803	4.6%	90,241	3.7%	90,425	3.5%	149,903	5.7%	152,347	5.5%
Others	2,668	0.1%	2,752	0.1%	43,120	1.8%	43,250	1.7%	27,478	1.0%	27,755	1.0%
Total debt securities, securities at fair value through profit or loss	95,501	5.2%	95,615	5.0%	142,671	5.9%	143,057	5.6%	188,372	7.2%	191,529	6.9%

Total debt securities	1,851,458	100.0%	1,901,965	100.0%	2,436,413	100.0%	2,574,872	100.0%	2,618,643	100.0%	2,771,778	100.0%

The following table shows the amortized cost and estimated fair value of debt securities excluding securities at fair value through profit or loss by contractual maturity dates, as of the dates indicated.

	As of December 31,
	2020		2021		2022
	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value	Amortized cost	Estimated fair value

	(RMB in millions)
Due in one year or less	62,234	62,610	92,239	92,519	152,367	152,802
Due after one year and through five years	269,005	276,399	321,987	332,568	360,599	372,934
Due after five years and through ten years	468,612	485,178	467,064	491,974	315,984	329,710
Due after ten years	956,106	982,163	1,412,452	1,514,754	1,601,321	1,724,803

Total debt securities, excluding those at fair value through profit or loss	1,755,957	1,806,350	2,293,742	2,431,815	2,430,271	2,580,249

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

Loans

We offer interest-bearing policy loans to our policyholders, who may borrow from us in amounts up to the total cash values of their policies. In general, the loans are secured by the policyholders’ rights under the policies. As of December 31, 2022, the total amount of our policy loans was RMB254,407 million (US$36,886 million), and represented 5.02% of our total investment assets as of that date.

In addition to policy loans, our other loans mainly consist of our investment in debt investment plans and trust schemes. As of and for the year ended December 31, 2022, the total amount of our investment in debt investment plans was RMB98,494 million (US$14,280 million), and we had total investment proceeds from such plans of approximately RMB5,132 million (US$744 million). As of and for the year ended December 31, 2021, the total amount of our investment in debt investment plans was RMB99,134 million, and we had total investment proceeds from such plans of approximately RMB5,055 million. As of and for the year ended December 31, 2020, the total amount of our investment in debt investment plans was RMB84,589 million, and we had total investment proceeds from such plans of approximately RMB4,637 million. As of and for the year ended December 31, 2022, the total amount of our investment in trust schemes was RMB168,313 million (US$24,403 million), and we had total investment proceeds from such schemes of approximately RMB8,604 million (US$1,247 million). As of and for the year ended December 31, 2021, the total amount of our investment in trust schemes was RMB187,838 million, and we had total investment proceeds from such schemes of approximately RMB10,388 million. As of and for the year ended December 31, 2020, the total amount of our investment in trust schemes was RMB215,277 million, and we had total investment proceeds from such schemes of approximately RMB11,718 million.

Securities investment funds

Securities investment funds consist of Chinese domestic investment funds and overseas investment funds that primarily invest in securities. As of December 31, 2022, our investment in securities investment funds was RMB145,341 million (US$21,072 million) and represented 2.87% of our total investment assets as of that date. Our investment in securities investment funds mainly consists of investment in Chinese domestic investment funds.

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

The following table presents the carrying values of investments in open-end and closed-end securities investment funds as of the dates indicated.

	As of December 31,
	2020		2021		2022
	Carrying value	% of total	Carrying value	% of total	Carrying value	% of total

	(RMB in millions, except as otherwise indicated)
Open-end	114,311	100.0%	112,689	100%	145,089	99.8%
Closed-end	—	—	—	—	252	0.2%

Total	114,311	100.0%	112,689	100%	145,341	100.0%

Stocks

Investments in stocks consist of investment in publicly offered and listed equity securities that are denominated and traded in Renminbi and investment in stocks listed on specified overseas stock exchanges that are permitted by the CIRC. Our investments in stocks are subject to strict restrictions under relevant Chinese regulations. See “—Regulatory and Related Matters—Insurance Company Regulation—Regulation of investments”. As of December 31, 2022, the total amount of our investment in common stocks was RMB432,700 million (US$62,736 million), and represented 8.5% of our total investment assets as of that date. As of December 31, 2021, the total amount of our investment in common stocks was RMB302,090 million, and represented 6.4% of our total investment assets as of that date. As of December 31, 2020, the total amount of our investment in common stocks was RMB350,107 million, and represented 8.5% of our total investment assets as of that date.

Resale agreements

We enter into resale agreements, which consist of securities resell activities in resell markets.

The securities purchased under agreements to resell were RMB38,533 million (US$5,587 million) as of December 31, 2022, RMB12,915 million as of December 31, 2021, and RMB7,947 million as of December 31, 2020.

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

We started to make investments in equity interests in non-listed enterprises in 2006. In December 2021, we subscribed for an additional 918,578,836 shares of China Guangfa Bank, or CGB, for approximately RMB8.025 billion. As of the date of this annual report, we hold 9,519,210,262 shares of CGB, and our shareholding in CGB remains at 43.686%. We are still the largest shareholder of CGB. We also indirectly invest in equity interests in non-listed enterprises through private equity investment funds and other related financial products.

The following table presents the carrying values of our major direct investments in equity interests in non-listed enterprises as of the dates indicated.

	As of December 31,
	2020	2021	2022
	Carrying value	Carrying value	Carrying value

	(RMB in millions, except as otherwise indicated)
China Life Property and Casualty Insurance Company Limited	10,620	10,151	13,501
China Guangfa Bank Co., Ltd.	79,974	86,179	98,085
Sinopec Sales Co., Ltd.	10,361	10,052	10,001
Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	20,676	21,438	21,569
China Power Investment Nuclear Power Co., Ltd.	8,802	9,274	9,766
Qinghai Huanghe Hydropower Development Co., Ltd.	9,732	10,404	9,976

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

As of and for the year ended December 31, 2022, AMC had total assets of RMB18,990 million (US$2,753 million), net assets of RMB15,913 million (US$2,307 million) and net profit of RMB2,717 million (US$394 million).

Property and Casualty Business

In December 2006, we and CLIC established a property and casualty company, CLPCIC, with us owning 40% and CLIC owning the remaining 60%. In 2018, the registered capital of CLPCIC was increased from RMB15 billion to RMB18.8 billion, with us and CLIC contributing RMB1.52 billion and 2.28 billion undistributed profits of CLPCIC, respectively. The proportionate shareholding between CLIC and us remains unchanged. On October 20, 2022, we, CLIC and CLPCIC entered into a capital increase agreement. Pursuant to the agreement, we and CLIC contributed RMB3.6 billion and RMB5.4 billion to CLPCIC, respectively. As a result, the registered capital of CLPCIC has increased from RMB18.8 billion to RMB27.8 billion, with we and CLIC holding 40% and 60%, respectively.

As of and for the year ended December 31, 2022, CLPCIC had total assets of RMB135,690 million (US$19,673 million), net assets of RMB33,757 million (US$4,894 million) and net profit of RMB717 million (US$104 million).

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

As of and for the year ended December 31, 2022, China Life Pension had total assets of RMB9,134 million (US$1,324 million), net assets of RMB6,706 million (US$972 million) and net profit of RMB1,209 million (US$175 million).

Information Technology

Our computer systems provide support for many aspects of our businesses, including product development, sales and marketing, business management, cost control and risk control. We have approximately 2,473 experienced engineers, technicians and specialists providing professional and flexible support for our business operations in various aspects, including the design, research and development and operation of our computer systems.

During 2022, we further proceeded with our digital transformation and the improvement of our technology capabilities. We took the following steps:

•

Improvement of technology innovation abilities. We completed the transformation of our core business system architecture and successfully built a new proprietary distributed digital base. We achieved a two-fold increase in data processing capacity, a three-fold increase in storage utilization efficiency per unit space and a 266% increase in computing utilization efficiency per unit space. Our actions resulted in cost reduction and efficiency improvement as well as a reduction in emissions.

•

Improvement of digital capability. We optimized our data management system by refining data classification control and strengthening data fusion driving force. We were the first Chinese insurance company that was awarded the highest level of data management capability maturity (DCMM) by the China Information Technology Industry Federation and believe we are the leader in data management capability in the Chinese insurance industry. We have implemented enhancement in human-machine collaboration, with the application of intelligent robots increasing by 326% year on year, supporting various business operations such as sales, service, operation and risk control.

•

Improvement of digital connectivity. Based on the digital platform and driven by diversified scenarios, we quickly responded to market demands. We expanded an open and shared Internet-based social ecosystem, provided approximately 15,000 standardized service components and carried out more than 400,000 services and activities with cooperative institutions, supporting both online and offline operations and providing customers with a full range of digital services.

We also continue to attach importance to data security and have implemented projects, including the separation of internal and external networks, cloud desktops, providing different levels of protection fitting to the various application systems, intelligent security monitoring and supervision platforms and anti-intrusion systems. User access information obtained through front office applications is gathered and managed at a back office platform. We have built a security protection system to cover assessment, protection, detection, response, recovery and other aspects of data protection. We have an intelligent visualization system to provide real-time monitoring on cyber-attacks. We also have internal rules on the procedures for reporting and handling material accidents, including cybersecurity incidents, occurring during business operations.

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

On March 10, 2023, China approved an institutional reform plan, which includes the establishment of a new National Financial Regulatory Administration, or NFRA, directly under the State Council. NFRA will be in charge of regulating the PRC financial industry except for the securities sector. The CBIRC will be dismantled with its functions being carried out by NFRA. We will be subject to the supervision and regulation of NFRA once it is established. As of the date of this Annual Report, it remains unclear when such institutional reform plan will be completed.

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

Property assets	Property assets refer to purchased or invested land, structures and other land attachments, as well as other assets whose main value depends on the changes in the value of the aforesaid assets.	Domestic items mainly include real estate, infrastructure investment schemes, property investment schemes, property insurance asset management products and other property related financial products. Overseas items mainly include commercial properties, office properties and real estate investment trusts (REITs), as well as other tools or products recognized by the CBIRC in this category.	The total book balance of investments by an insurance company in property assets must not exceed 30%(5) of the total assets of the insurance company as at the end of the last quarter, provided that assets in aggregate not traded in the inter-bank market, stock exchanges and other trading markets approved by the State Council must not exceed 25% of the company’s total assets as at the end of the last quarter. The book balance does not include the properties purchased by the insurance company for its own use.

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

Other financial assets	Other financial assets refer to other kinds of assets that are distinctively different from all the foregoing categories of assets, including in terms of risk-return characteristics, liquidity and other characteristics, and cannot be classified into any of the foregoing categories.	Domestic items mainly include asset management products and asset securitization products of commercial banks or wealth management companies, trust companies, financial asset investment companies, securities companies, securities asset management companies, securities investment fund management companies and other financial institutions, including financial products, collective funds trusts, debt-to-equity investment schemes, credit asset-backed securities, special asset-backed schemes, single asset management schemes and other products recognized by the CBIRC. Overseas items mainly include structured deposits without bank guaranteed commitments, as well as other tools or products recognized by the CBIRC in this category.	The total book balance of investments by an insurance company in other financial assets must not exceed 25% of the total assets of the insurance company as at the end of the last quarter, provided that assets in aggregate not traded in the inter-bank market, stock exchanges and other trading markets approved by the State Council must not exceed 20% of the company’s total assets as at the end of the last quarter.

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

Solvency requirements

In December 2021, the CBIRC issued the Solvency Regulatory Rules for Insurance Companies (II) and the corresponding notice on implementing the new rules, or C-ROSS II, with the aim of replacing the then-current solvency requirements for Chinese insurance companies, C-ROSS. C-ROSS II continues to adopt the internationally accepted “three-pillar” regulatory system which includes quantitative capital requirements, qualitative regulatory requirements and market discipline mechanisms, and also enhances capital classification requirements and strengthens risk capital measurement. C-ROSS II was officially implemented in the Chinese insurance sector from the preparation of the quarterly solvency report for the first quarter of 2022.

C-ROSS II adopts the internationally accepted “three-pillar” regulatory system while its regulatory concept, models, methods and parameters are based on Chinese insurance market conditions. The three pillars are:

•

Pillar I: quantitative capital requirements which aim to prevent quantifiable risks, and include quantifying capital requirements, criteria for assessment and recognition of actual assets and liabilities, capital classification, stress tests and regulatory measures to be imposed on the insurers which fail to meet the quantitative capital requirements.

•

Pillar II: qualitative regulatory requirements which aim to prevent unquantifiable risks, and which include an integrated risk rating, requirements on assessment and management of solvency risks by the insurers, liquidity risk management and regulatory inspection and analysis and regulatory measures to be imposed on the insurers which fail to meet the qualitative regulatory requirements.

•

Pillar III: market discipline mechanisms which aim to involve, through sufficient information disclosure systems and other means, market players including the public, customers, rating agencies and industry analysts by introducing mechanisms through which they will play an important role in the solvency supervision process.

Under C-ROSS II, the three indicators to measure the solvency ratio of an insurer include the following:

•	the core solvency adequacy ratio, which is calculated by dividing the core capital of an insurer by the minimum capital it is required to meet;

•	the comprehensive solvency adequacy ratio, which is calculated by dividing the sum of core capital and supplementary capital of an insurer by the minimum capital it is required to meet; and

•

an integrated risk rating, which is a comprehensive rating system that the CBIRC uses to evaluate an insurer’s overall solvency based on both quantitative assessments on quantifiable risks in Pillar I and qualitative risk assessments on unquantifiable risks in Pillar II.

The core solvency adequacy ratio and comprehensive solvency adequacy ratio of an insurer reflect the capital adequacy for quantifiable risks of such insurer, and the integrated risk rating reflects the overall solvency risks of such insurer.

The actual capital of an insurer is admitted assets less admitted liabilities, determined in accordance with relevant rules under C-ROSS II. The actual capital is classified into core capital and supplementary capital, depending on the loss absorbing capacity and features of such capital. The minimum capital of an insurer is the capital that the CBIRC requires it to meet.

Under C-ROSS II, solvency risks are classified into inherent risk and control risk. Inherent risk refers to the risks that are unavoidable in the writing of insurance business. Control risk refers to the risks of failure to identify, evaluate and manage control inherent risk timely due to imperfections in the internal management and control process. Inherent risk includes both quantifiable risks and unquantifiable risks.

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

The CBIRC comprehensively evaluates and analyzes the inherent risk and control risk of an insurer and determines an integrated risk rating of solvency risks. Insurers will then be classified into the following four supervision categories:

•	Category A: an insurer’s solvency adequacy ratio meets the CBIRC requirement, and its risk level is very low for the four unquantifiable risks;

•	Category B: an insurer’s solvency adequacy ratio meets the CBIRC requirement, and its risk level is low for the four unquantifiable risks;

•

Category C: an insurer’s solvency adequacy ratio does not meet the CBIRC requirement, or an insurer’s solvency adequacy ratio meets the CBIRC requirement but its risk level is high for one or more of the four unquantifiable risks; or

•

Category D: an insurer’s solvency adequacy ratio does not meet the CBIRC requirement, or an insurer’s solvency adequacy ratio meets the CBIRC requirement but its risk level is serious for one or more of the four unquantifiable risks.

The CBIRC applies different regulatory policies to each of the four supervision categories with respect to, among others, market access, product management, use of insurance funds and on-site inspection.

Category B insurer may be subject to a range of regulatory actions by the CBIRC, including, among others, risk alert, supervisory conversation, rectification of identified problems within a specified deadline, special on-site inspection or request to submit and implement plans to prevent insolvency or improve risk management.

If a Category C insurer does not meet the core solvency adequacy ratio or comprehensive solvency adequacy ratio required by the CBIRC, the CBIRC may in such situations take targeted regulatory measures in accordance with applicable laws and regulations, in addition to the regulatory actions for category B. If the risk level of an insurer of category C is high for one or more of the four unquantifiable risks, the CBIRC may take specific regulatory actions that target on the respective issues of each insurer.

For a Category D insurer the CBIRC may, in addition to the regulatory actions for category C, put the insurer into receivership or take other regulatory actions as determined by the CBIRC.

Based on the latest comprehensive rating results regarding the solvency risks of insurers released by the CBIRC for the fourth quarter of 2022, we had been classified as a Category A insurer.

Our core solvency adequacy ratio as of December 31, 2022 was 143.59%, and our comprehensive solvency adequacy ratio as of December 31, 2022 was 206.78%.

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

Internal audit. Insurance companies are required to establish an independent department for internal audit purposes, staffed with sufficient internal audit personnel, establish an audit committee, and designate an audit controller whose appointment and replacement must be filed with the CBIRC. An internal audit report for the preceding year must be submitted to the CBIRC by May 15 of each year and any major risk identified during the internal audit process must be reported to the CBIRC in a timely manner.

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

Regulatory assessment of corporate governance of insurance companies. The CBIRC assesses, evaluates and classifies the corporate governance level and risk status of insurance companies, and conducts categorized regulation according to the assessment results. The regulatory assessment includes the evaluation of leadership of the Chinese Communist Party; governance with respect to shareholders, related-party transactions, the board of directors, the board of supervisors, senior management and stakeholders; internal risk control and market constraint.

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

Business operations

An insurance asset management company may conduct the following businesses: (1) managing insurance funds and assets entrusted to it; (2) managing other funds and assets entrusted to it, including basic pension insurance funds, social security funds, enterprise annuity funds and occupational annuity funds, as well as funds of domestic and overseas qualified investors with adequate risk identification and risk tolerance capabilities; (3) managing and using its own funds in Renminbi or foreign currencies; (4) carrying out businesses with respect to insurance asset management products, asset securitizations and insurance private equity funds; (5) carrying out investment consulting and advice businesses and providing professional services with respect to operation, accounting and risk management relating to asset management businesses; and (6) other businesses approved by the CBIRC or other departments of the State Council.

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

Insurance asset management companies are also subject to the governance of regulations which generally apply to the asset management businesses of financial institutions. Starting from April 27, 2018, the asset management businesses of financial institutions are subject to new supervision rules, which apply to the participation of insurance funds in publicly-offered funds, private equity funds, trust schemes, equity investment schemes, debt investment schemes and portfolio insurance asset management products through the asset management products of insurance asset management companies. Since September 1, 2022, insurance asset management companies have been allowed to establish subsidiaries engaging in wealth management, public funds, private funds, real estate, infrastructure or other asset management businesses.

In connection with funds managed by an insurance asset management company, a custodian is required to be appointed. The custodian must be an independent commercial bank or financial institution satisfying applicable CBIRC requirements.

Shareholding restrictions

At least 50% of the shares of an insurance asset management company must be owned by domestic or foreign group (holding) insurance companies and insurance companies, and at least one of the shareholders of an insurance asset management company must be an insurance company or insurance holding company satisfying specified requirements.

Investment risk control

Both insurance companies and asset management companies must establish structures, arrangements and measures to recognize, assess, manage and control investment risks. Members of senior management may not be responsible for the management of departments in charge of investment decisions, investment transactions and risk controls at the same time. Branches of insurance companies may not manage insurance funds. Insurance asset management companies must fairly treat the assets of different clients and insurance asset management products under its management, keep separate accounts and establish an isolation mechanism to prevent tunneling and potential risk transfer and conflicts of interests. Insurance asset management companies must also designate specialized investment management personnel to independently manage their own funds.

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

Numerous regulations, guidelines and other administrative measures have been or are expected to be adopted under China’s three-pillar data protection regime framework made up of the CSL, the DSL and the PIPL. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with 12 other government departments of the PRC, jointly promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provide that certain network operators that intend to purchase network products and services and network platform operators engaging in data processing activities must be subject to cybersecurity review by a Cybersecurity Review Office, or the CRO, an administrative body within the CAC, if national security will or may be affected. The Cybersecurity Review Measures further require that if a network operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review from the CRO. The Cybersecurity Review Measures also grant the CRO the discretion to start a cybersecurity review against any entity, if the CAC or any of 12 other government departments consider relevant products and services or data processing activities will or may affect national security. In respect of data cross-border transfer, on July 7, 2022, the CAC released the Measures on Outbound Data Transfer Security Assessments, or the Measures, which took effect on September 1, 2022. The Measures require data processors that transfer “important data” out of China, large personal information processors (those who process over one million individuals’ personal information), data processors which have cumulatively made outbound transfers of personal information of over 100,000 persons or sensitive personal information of over 10,000 persons since January 1 of the preceding year and other network operators to undergo a government security assessment before transferring data out of China. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the Notice by the PBOC regarding Issuance of a Financial Industry Standard and Effective Technological Management of Personal Financial Information Protection, which became effective and implemented on February 13, 2020, specifies the security protection requirements for personal financial information in the collection, transmission, storage, use, deletion and destruction. Although these measures have already taken effect, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

We routinely receive, collect, generate, store, process, transmit and maintain personal information along with other sensitive data. We may also receive, store, process, generate, control, or otherwise have access to “important data” in our businesses. As such, we are subject to the relevant PRC data security, cyber-security, and privacy and data protection laws, regulations, and standards that apply to the collection, generation, use, retention, protection, disclosure, transfer and other processing of personal information and “important data”. Based on the size of our company, the industry sectors in which we operate, and the fact that we are also listed abroad, we expect to be subject to potentially heightened scrutiny and obligations with regard to cybersecurity, data security, and the protection of personal information once all the relevant regulations and rules have been promulgated. Although some laws, regulations, and standards have already taken effect, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operations.

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

D. PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2022, we owned and leased 5,235 and 11,034 properties, respectively, and had 47 properties under construction. Among the 5,235 properties owned by us, 2,492 properties are leased to third parties (including partial leasing) while the remaining properties are mainly occupied by us as office premises. 165 properties are recognized as investment properties.

On December 31, 2021, we entered into a property leasing agreement with China Life Industrial Investment Company Limited. Under this agreement, China Life Industrial Investment Company Limited agreed to lease to us 735 properties owned by it. The agreement expired on December 31, 2022. On December 29, 2022, we entered into a new property leasing agreement with China Life Industrial Investment Company Limited. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS.

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

You should read the following discussion and analysis in conjunction with the audited consolidated financial statements and accompanying notes included elsewhere in this annual report.

Overview of Our Business

We are the leading life insurance company in China. We provide a broad range of insurance products, including individual and group life insurance, annuity contracts, health insurance and accident insurance products. We had approximately 325 million long-term insurance policies in force as of December 31, 2022, including long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies.

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

Financial Overview of Our Business

We had total gross written premiums of RMB615,190 million (US$89,194 million) and net profit of RMB33,514 million (US$4,859 million) for the year ended December 31, 2022. Our principal business segments had the following results:

•	Life insurance had total gross written premiums of RMB485,642 million (US$70,411 million) in 2022.

•	Health insurance had total gross written premiums of RMB115,329 million (US$16,721 million) in 2022.

•	Accident insurance had total gross written premiums of RMB14,219 million (US$2,062 million) in 2022.

Our business has been characterized by stability in our business scale and key performance indicators together with a move towards an optimized business structure, which has resulted in the largest amount of gross written premiums in the Chinese life insurance industry, a 5% increase in premiums from new policies year-on-year, growth of first-year regular premiums for products with regular premiums of ten years or more, the increase in percentage of first-year regular premiums for products with regular premiums of ten years or more in first-year regular premiums and the percentage of renewal premiums in gross written premiums being above 70% during the past five years. At the same time, our business has also been affected by certain unfavorable factors, including the increasing cross-industry competition from companies in other financial industries, and the rapid development of the insurance companies owned or controlled by commercial banks and some other small and medium-sized insurance companies, which have secured an increasing market share, as well as the changing economic and investment environment within China, including slowing economic growth and fluctuations in interest rates.

Factors Affecting Our Results of Operations

Revenues, Expenses and Profitability

We earn our revenues primarily from:

•

insurance premiums from the sale of life insurance policies and annuity contracts, including participating and non-participating policies and annuity contracts with life contingencies, as well as accident and health insurance products. Net premiums earned accounted for 75.56% of total revenues in 2022.

•

investment income and net realized gains on financial assets, net fair value gains through profit or loss. Investment income and net realized gains on financial assets, net fair value gains through profit or loss accounted for 23.27% of total revenues in 2022.

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

Interest Rates

For our long-term life insurance products including annuity products, we are obligated to pay contractual benefits to our policyholders or the beneficiaries based on a guaranteed interest rate, which is established when the product is priced. These products expose us to the risk that changes in interest rates may change our “spread”, or the difference between the amount of return we are able to earn on our investments and the amount of return we are required to pay under the policies. In August 2013, February 2015 and September 2015, the CIRC removed the 2.50% cap on the guaranteed interest rates for the traditional participating insurance policies, universal life insurance policies, and participating life insurance policies, respectively. From October 1, 2015, the guaranteed interest rates of all long-term life insurance products are to be decided by insurance companies at their discretion in accordance with the principle of prudence, but CBIRC approval is required for products with guaranteed interest rates above the maximum valuation rate set by the CBIRC, which varies by product. If the rates of return on our investments fall below the rates we guarantee, our profitability would be adversely affected. In November 2014, the interest rate on one-year term deposits, a key benchmark rate, was reduced from 3.00% to 2.75%, and in 2015, the interest rate was further reduced five times from 2.75% to 1.50%. This interest rate has remained unchanged since 2015. In December 2021, the one-year loan prime rate, another key benchmark, was reduced from 3.85% to 3.80%, and in 2022, was further reduced two times from 3.80% to 3.65%. If economic conditions change in the future, the Chinese government may adjust the interest rates accordingly. As of December 31, 2022, the average guaranteed rate of return for all of our long-term insurance policies in force was 2.87%, while our investment yields for the years ended December 31, 2022, 2021 and 2020 were 3.94%, 4.98% and 5.30%, respectively. However, if the rates of return on our investments were to fall below the rates we guarantee, our profitability would be materially and adversely affected. If the interest rates were to be increased, but we did not raise the guaranteed rates of our products, sales of some of our products could be adversely impacted.

Interest rates also affect our returns on investment assets, a large proportion of which is held in term deposits and debt securities. In a declining interest rate environment, lower rates may result in an increase in the fair value of debt securities, which could have a positive impact on our investment returns, but may also result in a decline in the interest income from our new investment in fixed assets, which could have an adverse impact on our investment returns. In a rising interest rate environment, higher rates may result in an increase in the interest income from our new investment in fixed assets but also may result in a decline in the fair value of debt securities.

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

Our results can be materially affected by investment impairments. The following table sets forth impairment charges and reversal of impairment charges, which are included in net realized gains on financial assets and net gains on investments of associates and joint ventures, for the years ended December 31, 2020, 2021 and 2022.

Impairment	For the year ended December 31,
	2020	2021	2022	2022

	(RMB in millions)			US$
Debt securities	288	(1,359)	1,621	235
Equity securities	(11,917)	(21,362)	(19,831)	(2,875)
Associates and joint ventures	(707)	—	(3,150)	(457)

Total	(12,336)	(22,721)	(21,360)	(3,097)

During the year ended December 31, 2022, we recognized an impairment expense of RMB19,831 million (US$2,875 million) for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2021, we recognized an impairment expense of RMB21,362 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. During the year ended December 31, 2020, we recognized an impairment expense of RMB11,917 million for available-for-sale equity securities for which we determined that objective evidence of impairment existed. Our rationale for the impairment is based on a severe or prolonged decline in value. These securities were not impaired due to issuer-specific events such as bankruptcies.

During the year ended December 31, 2022, we recognized a reversal of impairment charges of RMB1,621 million (US$235 million). During the year ended December 31, 2021, we recognized an impairment expense of RMB1,376 million in debt securities with a reversal of impairment charges of RMB17 million. During the year ended December 31, 2020, we recognized an impairment expense of RMB3 million in debt securities with a reversal of impairment charges of RMB291 million.

During the year ended December 31, 2022, we recognized an impairment expense of RMB3,150 million (US$457 million) in associates and joint ventures. During the year ended December 31, 2021, we recognized no impairment expense in associates and joint ventures. During the year ended December 31, 2020, we recognized an impairment expense of RMB707 million in associates and joint ventures.

Available-for-sale securities comprised of the following asset classes as of December 31, 2020, 2021 and 2022.

	As of December 31,
	2020		2021		2022
	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value	Cost or amortized cost	Estimated fair value

	(RMB in millions)
Debt securities
Government bonds	48,542	49,256	55,110	58,561	45,244	47,188
Government agency bonds	161,503	169,013	245,026	259,753	299,636	313,270
Corporate bonds	133,133	136,025	197,856	203,147	185,214	188,563
Subordinated bonds/debt	81,880	81,795	107,204	111,029	155,289	156,024
Other	141,530	144,721	154,793	161,054	170,684	174,398

Subtotal	566,588	580,810	759,989	793,544	856,067	879,443

Equity securities
Funds	72,691	97,476	80,918	94,895	146,718	131,897
Common stocks	278,512	301,249	258,239	256,441	451,932	414,148
Other	214,059	236,068	261,136	284,407	305,385	312,620

Subtotal	565,262	634,793	600,293	635,743	904,035	858,665

Total	1,131,850	1,215,603	1,360,282	1,429,287	1,760,102	1,738,108

The difference between the aggregate cost/amortized cost and the aggregate estimated fair value reflects the amount of the unrealized gains and losses, and provision for impairment losses. As of December 31, 2022, we had gross unrealized gains of RMB60,618 million (US$8,789 million) and gross unrealized losses of RMB63,397 million (US$9,192 million), and made a provision for impairment losses of RMB18,588 million (US$2,695 million). As of December 31, 2021, we had gross unrealized gains of RMB102,195 million and gross unrealized losses of RMB10,485 million, and made a provision for impairment losses of RMB22,705 million. As of December 31, 2020, we had gross unrealized gains of RMB114,895 million and gross unrealized losses of RMB18,528 million, and made a provision for impairment losses of RMB12,614 million. The unrealized losses as of December 31, 2022 related primarily to the unrealized losses of available-for-sale stocks.

The following tables set forth the length of time that each class of available-for-sale securities has continuously been in an unrealized loss position as of December 31, 2022, 2021 and 2020. For the year ended December 31, 2022, the increase of our unrealized losses on equity securities, mainly resulting from the decrease in the price of certain stocks we invested in, constituted a significant component of the movement of the total unrealized losses compared to the prior year. For the year ended December 31, 2021, the decrease of our unrealized losses on equity securities, mainly resulting from the increase in the price of certain stocks we invested in, constituted a significant component of the movement of the total unrealized losses compared to the prior year. For the year ended December 31, 2020, the increase of our unrealized losses on equity securities, mainly resulting from the decline in the price of certain stocks we invested in, constituted a significant component of the movement of the total unrealized losses compared to the prior year.

As of December 31, 2022	0-6 months	7-12 months	More than 12 months	Total

	(RMB in millions)
Debt securities
Unrealized losses	1,603	396	—	1,999
Carrying amounts	106,027	81,451	—	187,478
Unrealized losses as a percentage of carrying amounts	1.51%	0.49%	—	1.07%
Equity securities
Unrealized losses	18,573	39,902	2,923	61,398
Carrying amounts	181,595	251,278	11,433	444,306
Unrealized losses as a percentage of carrying amounts	10.23%	15.88%	25.57%	13.82%
Total
Total unrealized losses	20,176	40,298	2,923	63,397
Total carrying amounts	287,622	332,729	11,433	631,784
Unrealized losses as a percentage of carrying amounts	7.01%	12.11%	25.57%	10.03%

As of December 31, 2021	0-6 months	7-12 months	More than 12 months	Total

	(RMB in millions)
Debt securities
Unrealized losses	71	—	44	115
Carrying amounts	6,230	—	8,426	14,656
Unrealized losses as a percentage of carrying amounts	1.14%	—	0.52%	0.78%
Equity securities
Unrealized losses	7,334	123	2,913	10,370
Carrying amounts	65,277	1,480	14,188	80,945
Unrealized losses as a percentage of carrying amounts	11.24%	8.31%	20.53%	12.81%
Total
Total unrealized losses	7,405	123	2,957	10,485
Total carrying amounts	71,507	1,480	22,614	95,601
Unrealized losses as a percentage of carrying amounts	10.36%	8.31%	13.08%	10.97%

As of December 31, 2020	0-6 months	7-12 months	More than 12 months	Total

	(RMB in millions)
Debt securities
Unrealized losses	981	341	277	1,599
Carrying amounts	82,099	18,463	7,212	107,774
Unrealized losses as a percentage of carrying amounts	1.20%	1.85%	3.84%	1.48%
Equity securities
Unrealized losses	10,725	5,382	822	16,929
Carrying amounts	90,297	36,979	5,399	132,675
Unrealized losses as a percentage of carrying amounts	11.88%	14.55%	15.23%	12.76%
Total
Total unrealized losses	11,706	5,723	1,099	18,528
Total carrying amounts	172,396	55,442	12,611	240,449
Unrealized losses as a percentage of carrying amounts	6.79%	10.32%	8.71%	7.71%

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

As of December 31, 2022, our total investment assets were RMB5,064,991 million (US$734,355 million) and the investment yield for the year ended December 31, 2022 was 3.94%. The investment return was primarily affected by the decline in equity markets which led to a year-on-year decrease of return from stock price spread. As of December 31, 2021, our total investment assets were RMB4,716,420 million and the investment yield for the year ended December 31, 2021 was 4.98%. As of December 31, 2020, our total investment assets were RMB4,095,540 million and the investment yield for the year ended December 31, 2020 was 5.30%.

We calculate the investment yields for a given year by dividing the gross investment income for that year by the average of the ending balance of investment assets of that year and the previous year.

Mix of Products

The following table sets forth premium information as of or for the years ended December 31, 2022, 2021 and 2020 by type of product in our life insurance business, health insurance business and accident insurance business.

	As of or for the year ended December 31,				Compound annual growth rate
	2020	2021	2022	2022	(2020-2022)
	RMB	RMB	RMB	US$
	(in millions)
Life insurance business
Whole life and term life insurance:
Gross written premiums	76,421	72,424	80,569	11,681	2.68%
Endowment:
Gross written premiums	109,275	97,791	137,467	19,931	12.16%
Annuities:
Gross written premiums	294,897	311,096	267,606	38,799	(4.74%)
Health insurance business(1)
Gross written insurance premiums	115,089	120,609	115,329	16,721	0.10%
Accident insurance business(2)
Gross written insurance premiums	16,583	16,407	14,219	2,062	(7.40%)

(1)	Including long-term and short-term health products.
(2)	Including long-term and short-term accident products.

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

COVID-19 Pandemic

The COVID-19 pandemic and the measures taken by governments around the world to contain its spread has negatively impacted the global economy and created significant volatility in the financial markets. In the insurance market in China, the growth of life insurance premiums slowed due to the pandemic. The recruitment and training of our exclusive agents and other marketing activities were subject to certain restrictions, which has negatively impacted our businesses. Further, the pandemic also created volatility in the capital markets. The value of the investments we hold, the income we receive from such investments, and our ability to adjust our portfolio mix, could be affected if there were further volatility or declines in the stock or bond markets or if market interest rates were to decline. For example, in 2022, China’s interest rates were at a historically low level, which negatively impacted our allocation in fixed-income assets. The domestic equity market experienced a relatively substantial fall as compared to the beginning of the year, which resulted in a decline in our investment income from equity investment in 2022 compared to 2021. See “Item 11 Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk”. Furthermore, if a worsening of the COVID-19 pandemic were to result in increased claims for certain insurance products, it could reduce our earnings.

Since December 2022, the Chinese government has modified its COVID-19 control policy, and most of the travel restrictions and quarantine requirements have been lifted. However, the impact of COVID-19 pandemic on us in the future will depend on future developments which are highly unpredictable and beyond our control, such as the frequency, duration and severity of the resurgence of COVID-19 and the emergence of new variants, as well as the measures that may be taken by governments around the world in response to these developments, the impact of the pandemic on the global economy and the measures taken by governments to stimulate the general economy. Therefore, we cannot guarantee that the pandemic will not continue to have an adverse effect on our business and results of operations in the future, which may be material.

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

On each reporting date, we review the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, taking into account our historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for the amortization of residual margin are locked in at policy issuance date and are not adjusted at each reporting date. We incorporate the potential impact of future risk factors on our operating results in the determination of assumptions. The sensitivity analysis disclosed in the Note 4.1.3 on page F-36 of this annual report provides a detailed analysis of impact of assumption changes on our operating results.

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

We establish liabilities for long-term insurance contracts based on the following assumptions:

•

For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impact of time value on liabilities. In developing discount rate assumptions, we consider investment experience, current investment portfolio and trend of the relevant yield curve. The assumed discount rates reflect the future economic outlook as well as our investment strategy. The assumed discount rates with risk margin was 4.85% as at December 31, 2020, 2021 and 2022.

For the insurance contracts of which the future insurance benefits are not affected by the investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website, with consideration of liquidity spreads, taxation and other relevant factors. The assumed spot discount rates with risk margin ranged from 3.09% to 4.80% as at December 31, 2020, from 2.88% to 4.80% as at December 31, 2021, and from 2.68% to 4.80% as at December 31, 2022, respectively.

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

As of December 31, 2022, debt securities of RMB253,941 million (US$36,818 million) contained guarantees issued by third parties and, of those, 60.51% were guaranteed by either the Chinese government or a Chinese government controlled financial institution. Of the guarantees issued by government or government controlled financial institutions, 94.99% related to debt securities issued by a government railway infrastructure entity. We monitor the credit worthiness of the third parties which have issued these guarantees using local Chinese credit ratings which are generally only utilized within China.

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

We utilize one pricing service for substantially all of our Chinese domestic debt securities. This pricing service provider is the only publicly-recognized pricing service provider in China, and its pricing information is used by the mutual fund industry and almost all companies in China. We utilize international pricing services for our overseas debt securities. These pricing service providers are internationally-recognized, and their pricing information is commonly used by international companies. The prices obtained from the pricing service are non-binding. Our review and testing have shown the prices obtained from our pricing service to be appropriate. As such, during the year ended December 31, 2022, we did not consider it necessary to adjust the prices obtained from our pricing service.

As at December 31, 2022, RMB1,026,781 million of RMB1,341,648 million debt securities with prices obtained from our pricing service were issued by the Chinese government and government controlled organizations. This pricing service utilized a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value. There are no other significant market inputs. As such, we have classified these debt securities as Level 2 in the fair value hierarchy.

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

Recently Issued Accounting Standards

The following standards and amendments were adopted by us for the first time for the financial year beginning on January 1, 2022.

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

New accounting standards and amendments that are effective but a temporary exemption is applied by us for the financial year beginning on January 1, 2022:

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

Classification and measurement

IFRS 9 requires that we classify debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are to be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding are to be measured at amortized cost, fair value through other comprehensive income or fair value through profit or loss, based on their respective business models. We analyzed the contractual cash flow characteristics of financial assets as at December 31, 2022 and made relevant disclosures in Note 33 to our consolidated financial statements included elsewhere in this annual report in accordance with the IFRS 4 Amendments.

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

We expect the presentation using IFRS 9 to result in an increase in financial assets measured at fair value on January 1, 2023, which will be more exposed to capital market fluctuations.

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

We will adopt IFRS 9 effective on 1 January 2023. In connection with the adoption of IFRS 9, the classification and measurement and impairment requirements will be applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. We do not intend to restate comparative periods.

The following standards and amendments are not yet effective and have not been early adopted by us for the financial year beginning on January 1, 2022.

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 17	Insurance Contracts	1 January 2023

Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023

Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	1 January 2023

Amendments to IAS 8	Definition of Accounting Estimates	1 January 2023

Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2024

Amendments to IAS 1	Non-current Liabilities with Covenants	1 January 2024

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	1 January 2024

Amendments to IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts. In June 2020, the IASB issued the amendments to IFRS 17, which included a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after January 1, 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after January 1, 2023.

We will adopt IFRS 17 effective on January 1, 2023. The expected principal impact on the shareholders’ equity on January 1, 2023 is due to the changes in IFRS 17 compared to IFRS 4, as follows:

•

IFRS 17 provides a comprehensive general model for insurance contracts, with measurement is based on the building blocks of discounted, probability-weighted cash flows, a risk adjustment and a contractual service margin representing the unearned profit of the contract. It also provides the variable fee approach for insurance contracts with direct participation features and the premium allocation approach mainly for short-duration contracts;

•	The fulfilment cash flows, which include the expected present value of future cash flows and explicit risk adjustment, are remeasured every reporting period;

•	A contractual service margin representing the unearned profitability of the insurance contracts is recognized in profit or loss over the coverage period;

•

Certain changes in the fulfilment cash flows relating to future service adjust the carrying amount of the contractual service margin at the end of the reporting period, and thereby will be recognized in profit or loss over the remaining coverage period;

•

The discount rate assumption is determined based on observable current market situations that reflect the characteristics of the insurance contract. The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income are based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components), are not presented in the statement of comprehensive income, but are recognized directly in the statement of financial position;

•

A variable fee approach is adopted for insurance contracts with direct participation features where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the contractual service margin;

•

An entity may simplify the measurement of a group of insurance contracts using the premium allocation approach only if the entity reasonably expects that such simplification would produce a measurement of the liability for remaining coverage for the group that would not differ materially from the one that would be produced applying the general model or the coverage period of each contract in the group is one year or less at the inception of the group;

•	Insurance revenue, insurance service expenses and insurance finance income and expenses are presented separately; and

•	Extensive disclosures are required to provide information on the recognized amounts from insurance contracts and the nature and extent of risks arising from these contracts.

For insurance contracts with accounting treatments that are inconsistent with the provisions of IFRS 17 prior to January 1, 2022, we will adopt a retrospective approach, and modified retrospective approach or fair value approach when full retrospective application is impracticable.

Except for IFRS 17, there are no other new accounting standards, amendments or IFRIC interpretations that are not yet effective but would be expected to have a significant impact on our financial position and performance.

Inflation

According to the National Statistics Bureau of China, China’s overall national inflation rates, as represented by the consumer price index, were approximately 2.0%, 0.9%, 2.5%, 2.9% and 2.1% in 2022, 2021, 2020, 2019 and 2018, respectively. Inflation has not had a significant effect on our business during the past three years.

Foreign Currency Fluctuation

See “Item 3. Key Information—Risk Factors—Risks Relating to the People’s Republic of China—Government control of currency conversion and the fluctuation of the Renminbi may materially and adversely affect our operations and financial results” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk”.

A. OPERATING RESULTS

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

China Life (Tianjin) Aged-care and Healthcare Investment Company Limited became a subsidiary of the Company in 2022 as a result of a business combination under common control. The financial data of previous years in this annual report have been restated. See Note 34(f) to our consolidated financial statements included elsewhere in this annual report.

Total Revenues	For the year ended December 31,
	2021	2022
	RMB	RMB
	(in millions)
Net premiums earned	611,251	607,825
Life insurance business	480,214	484,504
Health insurance business	114,549	108,791
Accident insurance business	16,488	14,530
Investment income	178,387	186,629
Investment income from securities at fair value through profit or loss	4,991	5,944
Investment income from available-for-sale securities	57,297	61,013
Investment income from held-to-maturity securities	56,830	62,883
Investment income from bank deposits	25,949	25,161
Investment income from loans	32,970	30,915
Other investment income	350	713
Net realized gains on financial assets	20,344	12,707
Net fair value gains through profit or loss	4,943	(12,156)
Other income	10,008	9,383

Total	824,933	804,388

Net Premiums Earned

Net premiums earned decreased by RMB3,426 million, or 0.6%, to RMB607,825 million in 2022 from RMB611,251 million in 2021.

Life Insurance Business

Net premiums earned from life insurance business increased by RMB4,290 million, or 0.9%, to RMB484,504 million in 2022 from RMB480,214 million in 2021. This was primarily due to the fact that our life insurance business remains stable.

Health Insurance Business

Net premiums earned from health insurance business decreased by RMB5,758 million, or 5.0%, to RMB108,791 million in 2022 from RMB114,549 million in 2021. This was primarily due to the fact that our health insurance business remains stable.

Accident Insurance Business

Net premiums earned from accident insurance business decreased by RMB1,958 million, or 11.9%, to RMB14,530 million in 2022 from RMB16,488 million in 2021. This was primarily due to the adjustment of our business structure.

Investment Income

Investment income increased by RMB8,242 million, or 4.6%, from RMB178,387 million in 2021 to RMB186,629 million in 2022.

Investment Income from Securities at Fair Value through Profit or Loss

Investment income from securities at fair value through profit or loss increased by RMB953 million, or 19.1%, to RMB5,944 million in 2022 from RMB4,991 million in 2021. This was primarily due to an increase in bond’s interest income from securities at fair value through profit or loss.

Investment Income from Available-for-Sale Securities

Investment income from available-for-sale securities increased by RMB3,716 million, or 6.5%, to RMB61,013 million in 2022 from RMB57,297 million in 2021. This was primarily due to an increase in bond’s interest income from available-for-sale securities investment stocks.

Investment Income from Held-to-Maturity Securities

Investment income from held-to-maturity securities increased by RMB6,053 million, or 10.7%, to RMB62,883 million in 2022 from RMB56,830 million in 2021. This was primarily due to an increase in interest income resulting from the increase in the allocation in government agency bonds.

Investment Income from Bank Deposits

Investment income from bank deposits decreased by RMB788 million, or 3.0%, to RMB25,161 million in 2022 from RMB25,949 million in 2021. This was primarily due to a decrease in interest income from term deposits.

Investment Income from Loans

Investment income from loans decreased by RMB2,055 million, or 6.2%, to RMB30,915 million in 2022 from RMB32,970 million in 2021. This was primarily due to a decrease in interest income from trust schemes and negotiated deposits.

Net Realized Gains on Financial Assets

Net realized gains on financial assets decreased by RMB7,637 million, or 37.5%, to gains of RMB12,707 million in 2022 from gains of RMB20,344 million in 2021. This was primarily due to a decrease in spread income from funds in available-for-sale securities.

Net Fair Value Gains through Profit or Loss

Net fair value gains through profit or loss decreased by RMB17,099 million to losses of RMB12,156 million in 2022 from gains of RMB4,943 million in 2021. This was primarily due to the market value fluctuation of securities at fair value through profit or loss and investment operations.

Other Income

Other income decreased by RMB625 million, or 6.2%, to RMB9,383 million in 2022 from RMB10,008 million in 2021. This was primarily due to a decrease in management fees of pension products of subsidiaries.

Benefits, Claims and Expenses	For the year ended December 31,
	2021	2022
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	121,354	119,369
Accident and health claims and claim adjustment expenses	55,030	51,311
Increase in insurance contracts liabilities	442,370	461,298
Investment contracts benefits	10,628	13,340
Policyholder dividends resulting from participation in profits	26,511	20,685
Underwriting and policy acquisition costs	65,744	54,777
Finance costs	5,598	4,863
Administrative expenses	40,867	39,874
Statutory insurance fund contribution	1,253	1,314
Other expenses	15,566	13,994

Total	784,921	780,825

Segment information of insurance benefits and claims expenses
Life insurance business	527,863	537,331
Health insurance business	83,688	89,196
Accident insurance business	7,203	5,451

Total	618,754	631,978

Insurance Benefits and Claims Expenses

Insurance benefits and claims, net of amounts ceded through reinsurance, increased by RMB13,224 million, or 2.1%, to RMB631,978 million in 2022 from RMB618,754 million in 2021.

Life insurance death and other benefits payouts decreased by RMB1,985 million, or 1.6%, to RMB119,369 million in 2022 from RMB121,354 million in 2021. This was primarily due to a decrease in surrenders for certain products. Accident and health claims and claim adjustment expenses decreased by RMB3,719 million, or 6.8%, to RMB51,311 million in 2022 from RMB55,030 million in 2021. This was primarily due to a decrease in the volume of short-term health insurance and accident insurance business. Increase in insurance contracts liabilities increased by RMB18,928 million, or 4.3%, to RMB461,298 million in 2022 from RMB442,370 million in 2021. This was primarily due to the accumulation of insurance liabilities for new insurance businesses and renewal businesses.

Life Insurance Business

Insurance benefits and claims expenses attributable to life insurance business increased by RMB9,468 million, or 1.8%, to RMB537,331 million in 2022 from RMB527,863 million in 2021. This was primarily due to the steady growth of our life insurance business.

Health Insurance Business

Insurance benefits and claims expenses attributable to health insurance business increased by RMB5,508 million, or 6.6%, to RMB89,196 million in 2022 from RMB83,688 million in 2021. This was primarily due to an increase in claims expenses in health insurance business.

Accident Insurance Business

Insurance benefits and claims expenses attributable to accident insurance business decreased by RMB1,752 million, or 24.3%, to RMB5,451 million in 2022 from RMB7,203 million in 2021. This was primarily due to the fluctuation in claims expenses of certain businesses.

Investment Contract Benefits

Investment contract benefits increased by RMB2,712 million, or 25.5%, to RMB13,340 million in 2022 from RMB10,628 million in 2021. This was primarily due to an increase in the scale of universal insurance accounts.

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits decreased by RMB5,826 million, or 22.0%, to RMB20,685 million in 2022 from RMB26,511 million in 2021. This was primarily due to a decrease in investment yield from the participating accounts.

Underwriting and Policy Acquisition Costs

Underwriting and policy acquisition costs decreased by RMB10,967 million, or 16.7%, to RMB54,777 million in 2022 from RMB65,744 million in 2021. This was primarily due to a decrease in the size of sales force and the adjustment of business structure.

Finance Costs

Finance costs decreased by RMB735 million, or 13.1%, to RMB4,863 million in 2022 from RMB5,598 million in 2021. This was primarily due to a decrease in interest paid for securities sold under agreements to repurchase.

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses decreased by RMB993 million, or 2.4%, to RMB39,874 million in 2022 from RMB40,867 million in 2021. This was primarily due to cost control proactively strengthened by us and reduced expenses caused by the impact of COVID-19.

Other Expenses

Other expenses decreased by RMB1,572 million, or 10.1%, to RMB13,994 million in 2022 from RMB15,566 million in 2021. This was primarily due to a decrease in interest expense to third party investors of a consolidated structured entity.

Profit	For the year ended December 31,
	2021	2022
	RMB	RMB
	(in millions)
Profit before income tax	50,340	24,047
Life insurance business	22,771	9,583
Health insurance business	8,599	8,271
Accident insurance business	1,682	2,269
Other businesses	17,288	3,924
Income tax	(1,917)	(9,467)
Net profit attributable to equity holders of the company	50,766	32,082

Profit before Income Tax

Our profit before income tax decreased by RMB26,293 million, or 52.2%, to RMB24,047million in 2022 from RMB50,340 million in 2021.

Life Insurance Business

Profit before income tax in the life insurance business decreased by RMB13,188 million, or 57.9%, to RMB9,583 million in 2022 from RMB22,771 million in 2021. This was primarily due to the impact of a significant decline in equity markets and a decrease in investment yield.

Health Insurance Business

Profit before income tax in the health insurance business decreased by RMB328 million, or 3.8%, to RMB8,271 million in 2022 from RMB8,599 million in 2021. This was primarily due to the fact that our health insurance business remains stable.

Accident Insurance Business

Profit before income tax in the accident insurance business increased by RMB587 million, or 34.9%, to RMB2,269 million in 2022 from RMB1,682 million in 2021. This was primarily due to the improvement of our business quality.

Other Businesses

Profit before income tax in other businesses decreased by RMB13,364 million, or 77.3%, to RMB3,924 million in 2022 from RMB17,288 million in 2021. This was primarily due to a decrease in profits of certain associates and provisions for impairment.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax in 2022 decreased by RMB7,550 million, or 393.8% from RMB1,917 million in 2021. This was primarily due to the combined impact of changes in profit before income tax and non-taxable income.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company decreased by RMB18,684 million, or 36.8%, to RMB32,082 million in 2022 from RMB50,766 million in 2021. This was primarily due to a significant decline in equity markets and a decrease in investment yield.

Major Assets	As of December 31,
	2021	2022
	RMB	RMB
	(in millions)
Investment assets	4,716,420	5,064,991
Term deposits	529,488	485,567
Held-to-maturity securities	1,533,753	1,574,204
Available-for-sale securities	1,429,287	1,738,108
Securities at fair value through profit or loss	206,771	223,790
Securities purchased under agreements to resell	12,915	38,533
Cash and cash equivalents	60,459	127,594
Loans	666,087	596,490
Statutory deposits—restricted	6,333	6,333
Investment properties	13,374	13,193
Investment in associates and joint ventures	257,953	261,179
Other assets	176,060	186,997

Total	4,892,480	5,251,988

Investment Assets

Our total investment assets increased by RMB348,571 million, or 7.4%, to RMB5,064,991 million as of December 31, 2022 from RMB4,716,420 million as of December 31, 2021.

Term Deposits

Term deposits decreased by RMB43,921 million, or 8.3%, to RMB485,567 million as of December 31, 2022 from RMB529,488 million as of December 31, 2021. This was primarily due to the maturity of term deposits.

Held-to-Maturity Securities

Held-to-maturity securities increased by RMB40,451 million, or 2.6%, to RMB1,574,204 million as of December 31, 2022 from RMB1,533,753 million as of December 31, 2021.

Available-for-Sale Securities

Available-for-sale securities increased by RMB308,821 million, or 21.6%, to RMB1,738,108 million as of December 31, 2022 from RMB1,429,287 million as of December 31, 2021. This was primarily due to an increase in the allocation of equity assets in available-for-sale securities.

Securities at Fair Value Through Profit or Loss

Securities at fair value through profit or loss increased by RMB17,019 million, or 8.2%, to RMB223,790 million as of December 31, 2022 from RMB206,771 million as December 31, 2021. This was primarily due to an increase in the allocation of debt-type assets in securities at fair value through profit or loss.

Securities Purchased under Agreements to Resell

Securities purchased under agreements to resell increased by RMB25,618 million, or 198.4%, to RMB38,533 million as of December 31, 2022 from RMB12,915 million as of December 31, 2021. This was primarily due to the needs for liquidity management.

Cash and Cash Equivalents

Cash and cash equivalents increased by RMB67,135 million, or 111.0%, to RMB127,594 million as of December 31, 2022 from RMB60,459 million as of December 31, 2021. This was primarily due to the needs for liquidity management.

Investments in associates and joint ventures

Our investments in associates and joint ventures increased by RMB3,226 million, or 1.3%, to RMB261,179 million as of December 31, 2022 from RMB257,953 million as of December 31, 2021. This was primarily due to new investments in associates and joint ventures.

Loans

Loans decreased by RMB69,597 million, or 10.4%, to RMB596,490 million as of December 31, 2022 from RMB666,087 million as of December 31, 2021. This was primarily due to a decrease in negotiated deposits.

Investment Properties

Investment properties decreased by RMB181 million, or 1.4%, to RMB13,193 million as of December 31, 2022 from RMB13,374million as of December 31, 2021. This was primarily due to change of uses of properties of our subsidiaries.

Major Liabilities	As of December 31,
	2021	2022
	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	3,419,899	3,880,160
Investment contracts	313,594	374,749
Securities sold under agreements to repurchase	239,446	148,958
Policyholder dividends payable	124,949	96,682
Annuity and other insurance balances payable	56,818	60,819
Interest-bearing loans and borrowings	19,222	12,774
Deferred tax liabilities	7,481	272
Other liabilities	223,937	232,453

Total	4,405,346	4,806,867

Liabilities

Our total liabilities increased by RMB401,521 million, or 9.1%, to RMB4,806,867 million as of December 31, 2022 from RMB4,405,346 million as of December 31, 2021.

Insurance Contracts

Liabilities of insurance contracts increased by RMB460,261 million, or 13.5%, to RMB3,880,160 million as of December 31, 2022 from RMB3,419,899 million as of December 31, 2021. This was primarily due to the accumulation of insurance liabilities from new policies and renewals. As at the date of the statement of financial position, the reserves of our various insurance contracts passed the liability adequacy test.

Investment Contracts

The account balance of investment contracts increased by RMB61,155 million, or 19.5%, to RMB374,749 million as of December 31, 2022 from RMB313,594 million as of December 31, 2021. This was primarily due to an increase in the scale of universal insurance accounts.

Securities Sold under Agreements to Repurchase

Securities sold under agreements to repurchase decreased by RMB90,488 million, or 37.8%, to RMB148,958 million as of December 31, 2022 from RMB239,446 million as of December 31, 2021. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

Policyholder dividends payable decreased by RMB28,267 million, or 22.6%, to RMB96,682 million as of December 31, 2022 from RMB124,949 million as of December 31, 2021. This was primarily due to a decrease in investment yield in dividend accounts.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB4,001 million, or 7.0%, to RMB60,819 million as of December 31, 2022 from RMB56,818 million as of December 31, 2021. This was primarily due to an increase in maturities payable and annuity payable.

Interest-bearing Loans and Borrowings

The carrying value of our borrowings in foreign currency decreased in 2022. This was primarily due to the repayment of certain loans. Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on September 8, 2023, and a five-year bank loan of GBP275 million with a maturity date on June 25, 2024. All the above are fixed rate bank loans. Interest-bearing loans and other borrowings also include a five-year bank loan of US$970 million with a maturity date on September 27, 2024, an eighteen-month bank loan of EUR100 million with a maturity date on September 8, 2023 and a 15-year bank loan of RMB519 million with a maturity date of June 15, 2034. All the above are floating rate loans.

Deferred Tax Liabilities

Deferred tax liabilities as of December 31, 2022 were RMB272 million, a decrease of RMB7,209 million, or 96.4%, from RMB7,481 million as of December 31, 2021. This change was primarily due to the change in fair value of financial assets.

Equity Attributable to Equity Holders of the Company

As of December 31, 2022, equity attributable to our equity holders was RMB436,169 million, a decrease of RMB42,892 million, or 9.0%, from RMB479,061 million as of December 31, 2021. This was primarily due to the combined impact of total comprehensive income and profit distribution during 2022.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

China Life Insurance Sales Company became a subsidiary of the Company in 2021 as a result of a business combination under common control. The financial data of the years prior to the year ended December 31, 2021 have been restated in our annual report for the year ended December 31, 2021.

China Life (Tianjin) Aged-care and Healthcare Investment Company Limited became a subsidiary of the Company in 2022 as a result of a business combination under common control. The financial data of previous years in this annual report have been restated. See Note 34(f) to our consolidated financial statements included elsewhere in this annual report.

Total Revenues	For the year ended December 31,
	2020	2021
	RMB	RMB
	(in millions)
Net premiums earned	604,666	611,251
Life insurance business	479,600	480,214
Health insurance business	109,091	114,549
Accident insurance business	15,975	16,488
Investment income	154,497	178,387
Investment income from securities at fair value through profit or loss	4,280	4,991
Investment income from available-for-sale securities	46,880	57,297
Investment income from held-to-maturity securities	44,757	56,830
Investment income from bank deposits	25,860	25,949
Investment income from loans	31,948	32,970
Other investment income	772	350
Net realized gains on financial assets	14,583	20,344
Net fair value gains through profit or loss	21,900	4,943
Other income	9,403	10,008

Total	805,049	824,933

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

Net realized gains on financial assets increased by RMB5,761 million, or 39.5%, to gains of RMB20,344 million in 2021 from gains of RMB14,583 million in 2020. This was primarily due to an increase of realized gains from trading activities in available-for-sale securities.

Net Fair Value Gains through Profit or Loss

Net fair value gains through profit or loss decreased by RMB16,957 million, or 77.4%, to gains of RMB4,943 million in 2021 from gains of RMB21,900 million in 2020. This was primarily due to the market value fluctuation of securities at fair value through profit or loss and investment operations.

Other Income

Other income increased by RMB605 million, or 6.4%, to RMB10,008 million in 2021 from RMB9,403 million in 2020. This was primarily due to an increase in income of management service fees received by our subsidiaries.

Benefits, Claims and Expenses	For the year ended December 31,
	2020	2021
	RMB	RMB
	(in millions)
Insurance benefits and claims expenses
Life insurance death and other benefits	113,609	121,354
Accident and health claims and claim adjustment expenses	52,395	55,030
Increase in insurance contracts liabilities	414,797	442,370
Investment contracts benefits	9,846	10,628
Policyholder dividends resulting from participation in profits	28,279	26,511
Underwriting and policy acquisition costs	84,361	65,744
Finance costs	3,747	5,598
Administrative expenses	37,732	40,867
Statutory insurance fund contribution	1,229	1,253
Other expenses	12,280	15,566

Total	758,275	784,921

Segment information of insurance benefits and claims expenses
Life insurance business	490,994	527,863
Health insurance business	82,146	83,688
Accident insurance business	7,661	7,203

Total	580,801	618,754

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

Policyholder Dividends Resulting from Participation in Profits

Policyholder dividends resulting from participation in profits decreased by RMB1,768 million, or 6.3%, to RMB26,511 million in 2021 from RMB28,279 million in 2020. This was primarily due to a decrease in investment yield from the participating accounts.

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

Administrative Expenses

Administrative expenses include employees’ remuneration and other administrative expenses. Administrative expenses increased by RMB3,135 million, or 8.3%, to RMB40,867 million in 2021 from RMB37,732 million in 2020. This was primarily due to the expiration of policies on temporary expenses deduction.

Other Expenses

Other expenses increased by RMB3,286 million, or 26.8%, to RMB15,566 million in 2021 from RMB12,280 million in 2020. This was primarily due to an increase in interest expense to third party investors of a consolidated structured entity.

Profit	For the year ended December 31,
	2020	2021
	RMB	RMB
	(in millions)
Profit before income tax	54,440	50,340
Life insurance business	28,073	22,771
Health insurance business	11,611	8,599
Accident insurance business	572	1,682
Other businesses	14,184	17,288
Income tax	3,103	(1,917)
Net profit attributable to equity holders of the company	50,221	50,766

Profit before Income Tax

Our profit before income tax decreased by RMB4,100 million, or 7.5%, to RMB50,340 million in 2021 from RMB54,440 million in 2020.

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

Other Businesses

Profit before income tax in other businesses increased by RMB3,104 million, or 21.9%, to RMB17,288 million in 2021 from RMB14,184 million in 2020. This was primarily due to an increase in profits of certain associates.

Income Tax

We pay income tax according to applicable Chinese enterprise income tax regulations and rules. Income tax in 2021 decreased by RMB5,020 million, or 161.8% from RMB3,103 million in 2020. This was primarily due to the combined impact of income tax payable and deferred income tax.

Net Profit Attributable to Equity Holders of the Company

For the reasons set forth above, net profit attributable to equity holders of the Company increased by RMB545 million, or 1.1%, to RMB50,766 million in 2021 from RMB50,221 million in 2020. This was primarily due to the stable and sound business operations of the Company, satisfactory results in investment, and updated discount rate assumptions for reserves of traditional insurance contracts based on market information as at the date of the statement of financial position.

Major Assets	As of December 31,
	2020	2021

	RMB	RMB
	(in millions)
Investment assets	4,095,540	4,716,420
Term deposits	545,678	529,488
Held-to-maturity securities	1,189,369	1,533,753
Available-for-sale securities	1,215,603	1,429,287
Securities at fair value through profit or loss	161,570	206,771
Securities purchased under agreements to resell	7,947	12,915
Cash and cash equivalents	56,704	60,459
Loans	658,535	666,087
Statutory deposits—restricted	6,333	6,333
Investment properties	14,217	13,374
Investment in associates and joint ventures	239,584	257,953
Other assets	158,004	176,060

Total	4,253,544	4,892,480

Investment Assets

Our total investment assets increased by RMB620,880 million, or 15.2%, to RMB4,716,420 million as of December 31, 2021 from RMB4,095,540 million as of December 31, 2020.

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

Cash and Cash Equivalents

Cash and cash equivalents increased by RMB3,755 million, or 6.6%, to RMB60,459 million as of December 31, 2021 from RMB56,704 million as of December 31, 2020. This was primarily due to the needs for liquidity management.

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

Major Liabilities	As of December 31,
	2020	2021

	RMB	RMB
	(in millions)
Liabilities
Insurance contracts	2,973,225	3,419,899
Investment contracts	288,212	313,594
Securities sold under agreements to repurchase	122,249	239,446
Policyholder dividends payable	122,510	124,949
Annuity and other insurance balances payable	55,031	56,818
Interest-bearing loans and borrowings	19,988	19,222
Deferred tax liabilities	15,286	7,481
Other liabilities	199,475	223,937

Total	3,795,976	4,405,346

Liabilities

Our total liabilities increased by RMB609,370 million, or 16.1%, to RMB4,405,346 million as of December 31, 2021 from RMB3,795,976 million as of December 31, 2020.

Insurance Contracts

Liabilities of insurance contracts increased by RMB446,674 million, or 15.0%, to RMB3,419,899 million as of December 31, 2021 from RMB2,973,225 million as of December 31, 2020. This was primarily due to the accumulation of insurance liabilities from new policies and renewals. As at the date of the statement of financial position, the reserves of our various insurance contracts passed the liability adequacy test.

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

Policyholder Dividends Payable

Policyholder dividends payable increased by RMB2,439 million, or 2.0%, to RMB124,949 million as of December 31, 2021 from RMB122,510 million as of December 31, 2020. This was primarily due to the fact that the policyholder dividends newly accrued are greater than the dividends paid out in the current year.

Annuity and Other Insurance Balances Payable

Annuity and other insurance balances payable increased by RMB1,787 million, or 3.2%, to RMB56,818 million as of December 31, 2021 from RMB55,031 million as of December 31, 2020. This was primarily due to an increase in maturities payable.

Interest-bearing Loans and Borrowings

The carrying value of our borrowings in foreign currency decreased in 2021. This was primarily due to the change of foreign exchange rates. Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on September 8, 2023, a five-year bank loan of GBP275 million with a maturity date on June 25, 2024, a five-year bank loan of US$860 million with a maturity date on September 16, 2024, and a six-month bank loan of EUR127 million with a maturity date on January 13, 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement, and a six-month bank loan of EUR78 million with a maturity date on January 5, 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed rate bank loans. Interest-bearing loans and other borrowings also include a five-year bank loan of US$970 million with a maturity date on September 27, 2024, an eighteen-month bank loan of EUR110 million with a maturity date on March 9, 2022, and a 15-year bank loan of RMB536 million with a maturity date of June 15, 2034. All the above are floating rate loans.

Deferred Tax Liabilities

Deferred tax liabilities as of December 31, 2021 were RMB7,481 million, a decrease of RMB7,805 million, or 51.1%, from RMB15,286 million as of December 31, 2020. This change was primarily due to the change in fair value of financial assets.

Equity Attributable to Equity Holders of the Company

As of December 31, 2021, equity attributable to our equity holders was RMB479,061 million, an increase of RMB28,374 million, or 6.3%, from RMB450,687 million as of December 31, 2020. This was primarily due to the combined impact of total comprehensive income and profit distributions during 2021.

B. LIQUIDITY AND CAPITAL RESOURCES

Liquidity Sources

Our principal cash inflows come from insurance premiums, income from non-insurance contracts, interest income, dividends and bonuses, proceeds from sales and maturity of investment assets and investment income. The primary liquidity risks with respect to these cash inflows are the risk of surrenders by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks. See “Item 4. Information on the Company—Business Overview—Investments”.

Our cash and bank deposits provide us with a source of liquidity to meet normal cash outflows. As of December 31, 2022, the amount of cash and cash equivalents was RMB127,594 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As of December 31, 2022, the amount of term deposits was RMB485,567 million.

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

We believe that our sources of liquidity are sufficient to meet our cash requirements for at least the next 12 months. However, additional cash may be required due to changing business conditions or other future developments, including any investments or acquisitions that we may decide to pursue.

Consolidated Cash Flows

We have established a cash flow testing system and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity.

Net cash flow from operating activities amounted to a net inflow of RMB351,968 million (US$51,031 million) in 2022. Net cash flow from operating activities amounted to a net inflow of RMB286,446 million in 2021. The change was primarily due to an increase in the sale of investment contracts.

Net cash flow from investing activities amounted to a net outflow of RMB164,955 million (US$23,916 million) in 2022. Net cash flow from investing activities amounted to a net outflow of RMB393,839 million in 2021. This change was primarily due to the needs for investment management.

Net cash flow from financing activities amounted to net outflow of RMB120,095 million (US$17,412 million) in 2022. Net cash flow from financing activities amounted to net inflow of RMB111,219 million in 2021. This change was primarily due to the needs for liquidity management.

Our global share offering in December 2003 provided cash proceeds of approximately RMB24,707 million which are held in Hong Kong dollars or U.S dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was invested in fixed-income products denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$433 million, in addition to RMB2,282 million, in China Guangfa Bank in December 2006. We used a total of approximately HK$12 billion for investments in Sino-Ocean Group Holding Limited in 2009, 2010 and 2013. As of December 31, 2022, for offshore public markets, we had US$1,071 million asset which was entrusted to nine offshore third-party investment managers.

Our A share offering in December 2006 provided cash proceeds of approximately RMB27,810 million. As at the end of 2022, the cash proceeds from our A share offering were used to increase our share capital.

Our issuance of Core Tier 2 Capital Securities in July 2015 provided cash proceeds of approximately US$1,274 million. As at the end of 2022, cash proceeds from the issuance of Core Tier 2 Capital Securities were used to replenish our capital and raise our solvency ratio in accordance with applicable laws and approvals by regulatory authorities. We redeemed all of these issued securities on July 3, 2020.

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

Ratio of Assets and Liabilities

Our ratio of assets and liabilities (total liabilities divided by total assets) as at December 31, 2022, 2021 and 2020 are as follows:

	As at December 31, 2020	As at December 31, 2021	As at December 31, 2022
Ratio of assets and liabilities	89.24%	90.04%	91.52%

Insurance Solvency Requirements

The core solvency adequacy ratio of an insurer is calculated by dividing the core capital of an insurer by the minimum capital it is required to meet, and the comprehensive solvency adequacy ratio of an insurer is calculated by dividing the sum of core capital and supplementary capital of an insurer by the minimum capital it is required to meet. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Insurance Company Regulation—Solvency requirements”. The following table shows our solvency as of December 31, 2020, December 31, 2021 and December 31, 2022:

	As of December 31, 2020(1)	As of December 31, 2021(1)	As of December 31, 2022(2)

	(RMB in millions, except percentage data)
Core capital	1,031,947	1,020,756	699,688
Actual capital	1,066,939	1,055,768	1,007,601
Minimum capital	396,749	402,341	487,290
Core solvency ratio	260.10%	253.70%	143.59%
Comprehensive solvency ratio	268.92%	262.41%	206.78%

(1)	Data under C-ROSS.
(2)	Data under C-ROSS II.

The decrease in our solvency ratio in 2022 was primarily due to the fluctuation in equity markets, the growth of business, the allocation of investment assets and a decline in the valuation rate of the solvency reserve.

In 2022, the CBIRC conducted a review under the Solvency Aligned Risk Management Requirements and Assessment rules, or SARMRA, on the solvency aligned risk management of some insurers, including ourselves, and we received the highest score among life insurers that were reviewed. The SARMRA score links the risk management capacity of insurers with capital requirements. Pursuant to applicable regulatory requirements, we determine our capital requirements based on the score we received in the 2022 review.

Contractual Obligations and Commitments

The following table sets out our contractual obligations and commitments as of December 31, 2022. Other than as discussed below, we do not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2022.

	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years	Total

As of December 31, 2022	(RMB in millions)
Securities sold under agreements to repurchase	149,004	—	—	—	149,004
Bonds payable	328	36,498	—	—	36,826
Annuity and other insurance balances payable	60,819	—	—	—	60,819
Insurance contracts	(51,224)	(13,060)	346,182	6,164,768	6,446,666
Investment contracts	32,435	(48,028)	(117,116)	1,207,897	1,075,188
Interest bearing loans and borrowings	3,675	9,426	97	317	13,515
Lease liabilities	919	790	98	20	1,827
Capital commitments	8,944	13,735	9,841	60,615	93,135

Total	204,900	(639)	239,102	7,433,617	7,876,980

Capital commitments mainly represent our commitments with respect to the acquisition of property, plant and equipment, and our investments.

The amounts set forth in the table above for insurance contracts and investment contracts in each column represent expected future cash inflows and outflows on policies in force as at December 31, 2022. The estimate is affected by numerous assumptions, including assumptions related to mortality, morbidity, surrenders and other expense assumptions. Many of these estimates are inherently uncertain and the actual experience may differ from our estimates.

The expected net cash outflows for our insurance contracts are negative in the period not later than 1 year and later than 1 year but not later than 3 years in the above table. This is primarily because we have increased our sales of products with regular premiums, which has resulted in an increase in the proportion of insurance contracts that are in premium payment period. As premiums for products with regular premiums are paid by installments during the premium payment period, insurance future cash inflows occur at an earlier stage of the policy term, while benefits payments and other insurance future cash outflows occur gradually throughout the entire policy period. The expected net cash outflows for our investment contracts are negative in the period later than 1 years but not later than 3 years and the period later than 3 years but not later than 5 years in the above table. This is primarily because under the terms of some of our insurance contracts, survival benefits payments under these contracts will be transferred to respective investment contracts during the next one to five years, and accordingly, there is expected to be a large amount of cash inflows for some of our investment contracts during the next one to five years. Furthermore, as the expected future cashflows reported in the table above are not discounted from the date of payment back to December 31, 2022, the sum of the expected future cashflows are different from the amount of corresponding liabilities in our consolidated balance sheet as of December 31, 2022. Policyholder dividends will not become a contractual obligation until the applicable policy anniversary is reached and the dividend amount is credited to the policy benefit liability or paid to the policyholder, and hence are not included in the table above. Reinsurance recoveries have not been taken into account.

Other than as set forth under capital commitments, we had no material, individually or in the aggregate, purchase obligations as of December 31, 2022.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

None.

D. TREND INFORMATION

Please refer to our discussion in each section under “—Overview of Our Business”, “—Factors Affecting Our Results of Operations”, “—Critical Accounting Policies” and “—Operating Results”.

We review assumptions used in establishing reserves for long term insurance contracts and the impact of changes in these assumptions on our profit before income tax. Changes in these assumptions may have a significant impact on our operating results. Changes in these assumptions resulted in a decrease of RMB34,467 million in profit before income tax in 2022, a decrease of RMB38,275 million in profit before income tax in 2021, and a decrease of RMB38,543 million in profit before income tax in 2020. The sensitivity analysis of these assumptions is as follows:

•

holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB42,364 million lower or RMB44,114 million higher, respectively.

•

holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax profit for the year would have been RMB1,888 million higher or RMB1,948 million lower, respectively.

•

holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax profit for the year would have been RMB147,880 million higher or RMB167,301 million lower, respectively.

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

Name	Date of Birth	Position
Bai Tao	March 1963	Chairman of the board of directors and executive director
Zhao Peng	April 1972	Executive director and president
Li Mingguang	July 1969	Executive director, vice president and chief actuary
Wang Junhui	July 1971	Non-executive director
Lam Chi Kuen	April 1953	Independent director
Zhai Haitao	January 1969	Independent director
Huang Yiping	March 1964	Independent director
Chen Jie	April 1970	Independent director
Ruan Qi	July 1966	Vice president and chief risk officer
Zhan Zhong	April 1968	Vice president
Yang Hong	February 1967	Vice president
Zhao Guodong	November 1967	Assistant to the president and board secretary
Bai Kai	June 1974	Assistant to the president
Xu Chongmiao	October 1969	Compliance officer
Liu Fengji	October 1969	Person in charge of audit
Hu Jin	November 1971	Person in charge of finance

Directors

Mr. Bai Tao has been the chairman of the board of directors of our company since May 2022. He has been the secretary to the party committee of CLIC since January 2022 and the chairman of the board of directors of CLIC since March 2022. From 2016 to 2022, he served as a member of the party committee and the deputy general manager of China Investment Corporation, the deputy secretary to the party committee, the vice chairman of the board of directors, the president and an executive director of The People’s Insurance Company (Group) of China Limited and the chairman of the board of directors and the secretary to the party leadership group of State Development & Investment Corp., Ltd. Mr. Bai, a senior economist, graduated from Renmin University of China with a doctoral degree in economics.

Zhao Peng has been an executive director and the president of our company since October 2022. He has been a vice president of CLIC since September 2022. From 2020 to 2022, he served as the vice president of the Agricultural Development Bank of China. From 2017 to 2020, he successively served as an assistant to the president and a vice president of our company, the chief financial officer of CLIC and an executive director of our company. From 2019 to 2021, he also served as a director of each of Sino-Ocean Group Holding Limited and China Life Franklin Asset Management Company Limited. From 2009 to 2017, he successively served as the general manager of the finance and accounting department and the general manager of the finance department of CLIC, as well as the deputy general manager (at the general manager level of the provincial branches), the person in charge and the general manager of our Zhejiang Branch. Mr. Zhao graduated from Hunan College of Finance and Economics, Central University of Finance and Economics and Tsinghua University, with master’s degrees in economics and business administration.

Li Mingguang has been an executive director of our company since August 2019. He has been a vice president of our company since November 2014 and our chief actuary since March 2012. Mr. Li served as our board secretary from June 2017 to February 2023. Mr. Li joined our company in 1996 and subsequently served as deputy division chief, division chief, assistant to the general manager of product development department, responsible actuary of our company and general manager of our actuarial department. Mr. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996 and Tsinghua University with an EMBA in 2010. Mr. Li is a fellow of the China Association of Actuaries (FCAA) and a fellow of the Institute and Faculty of Actuaries (FIA).

He previously was the chief actuary of China Life Pension, the chairman of the first session of the China Actuarial Working Committee and the secretary-general of the first and the second sessions of the China Association of Actuaries. He is currently the vice chairman of the China Association of Actuaries. Mr. Li receives a special government allowance from the State Council.

Wang Junhui has been a non-executive director of our company since August 2019. He has been the chief investment officer of CLIC and president of China Life Asset Management Company Limited since August 2016 and the chairman of China Life AMP Asset Management Co., Ltd. since December 2016, and a director of China United Network Communications Group Co., Ltd. since March 2021. From 2004 to 2016, he served as an assistant to the president and the vice president of China Life Asset Management Company Limited, and the president of China Life Investment Holding Company Limited. From 2002 to 2004, he served as the director of the investment department and an assistant to the general manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor’s degree in software in 1995, and Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.

Lam Chi Kuen has been an independent director of our company since June 2021. He is currently an independent non-executive director of China Cinda Asset Management Co., Ltd. and an independent non-executive director of Luks Group (Vietnam Holdings) Company Limited. Mr. Lam served as an independent non-executive director of China Pacific Insurance (Group) Co., Ltd. from 2013 to 2019. Mr. Lam, a practicing certified public accountant in Hong Kong for approximately 35 years, was a partner and senior consultant of Ernst & Young from 1992 to 2013 and has extensive experience in accounting, auditing and financial management. Mr. Lam received a higher diploma in accounting from the Hong Kong Polytechnic College (now the Hong Kong Polytechnic University). Mr. Lam is a member of the Hong Kong Institute of Certified Public Accountants and a senior member of the Association of Chartered Certified Accountants.

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

Huang Yiping has been an independent director of our company since July 2022. Mr. Huang is the associate dean of the national school of development, the Jinguang chair professor of finance and economics, and the director of the institute of digital finance of Peking University. He also serves as the deputy secretary-general to the China Society for Finance and Banking, the chairman of the Professional Committee of FinTech Development and Research of the National Internet Finance Association of China, a member of China Finance 40 Forum (currently the chairman of its academic committee), a member of Chinese Economists 50 Forum, as well as the editor in chief of China Economic Journal, and the deputy editor in chief of Asian Economic Policy Review. Mr. Huang has been an independent director of Ant Group Co., Ltd. since August 2020. He served as a member of the monetary policy committee of The People’s Bank of China from June 2015 to June 2018, the managing director of the emerging market headquarters/the chief economist of Asian emerging markets of Barclays Capital Asia from August 2011 to June 2013, the managing director/the chief economist of the Asia-Pacific region of Citigroup Inc. from May 2000 to February 2009, and a senior lecturer and the director of China’s economic projects of The Australian National University from August 1993 to April 2000. Mr. Huang obtained a master’s degree in economics from Renmin University of China and a doctoral degree in economics from The Australian National University.

Chen Jie has been an independent director of our company since July 2022. She also serves as the director and a researcher of the commercial law research unit of the Institute of Law, a professor and doctoral tutor of Chinese Academy of Social Sciences. She is a member of the Chinese legal system committee of China Democratic League, as well as the vice chairman of China Business Law Society, an executive director of each of the Institute of Commercial Law and the Institute of Securities Law of China Law Society and a director of the Institute of Insurance Law of China Law Society. Ms. Chen is also a member of the securities and futures expert group of China Securities Regulatory Commission, a member of the appeal review committee of Shenzhen Stock Exchange, an expert member of the shareholding rights committee of the China Securities Small and Medium-sized Investor Protection Center, a member of the expert advisory committee of Beijing Financial Court and an arbitrator of each of Beijing Arbitration Commission/Beijing International Arbitration Center, Shenzhen Court of International Arbitration, China International Economic and Trade Arbitration Commission, Shanghai International Economic and Trade Arbitration Commission and Shanghai Arbitration Commission. Ms. Chen has been an independent director of Deppon Logistics Co., Ltd. since October 2022. Ms. Chen served as an independent director of Central China Land Media Co., Ltd. from December 2010 to April 2017, an independent director of BOMESC Offshore Engineering Company Limited from January 2016 to January 2019, and an independent director of Sino Geophysical Co., Ltd. from November 2015 to November 2021. Ms. Chen obtained a bachelor’s degree in law from East China College of Political Science and Law, a master’s and doctoral degrees in law from Peking University, and a postdoctoral qualification from the Institute of Law of Chinese Academy of Social Sciences.

Supervisors

The following table sets forth information regarding our current supervisors.

Name	Date of Birth	Position
Cao Weiqing	September 1965	Chairperson of the board of supervisors
Niu Kailong	September 1974	Non-employee representative supervisor
Wang Xiaoqing	October 1965	Employee representative supervisor
Lai Jun	May 1964	Employee representative supervisor
Hu Zhijun	July 1971	Employee representative supervisor

Cao Weiqing has been the chairperson of the board of supervisors of our company since November 2022. He successively served as the secretary to the discipline inspection committee, the chairperson of the board of supervisors and a vice president of AMC from 2016 to 2022. From 2014 to 2016, he served as the deputy general manager (at the general manager level of the provincial branches) of our Hebei branch, and concurrently served as the secretary to the discipline inspection committee and the chairman of the trade union of our Hebei branch. From 2002 to 2014, he successively served as the deputy general manager of the personnel department of China Life Insurance Company, as well as the deputy general manager and general manager of the strategic planning department and the general manager of the equity management department of CLIC. Mr. Cao graduated from Nankai University with master’s degree in economics. He is a senior economist.

Niu Kailong has been a supervisor of our company since October 2021. He has been the general manager of the strategic planning department (office of deepening reform)/office of the board of directors of CLIC and the president of China Life Institute of Finance since December 2022. From April 2017 to June 2020, he served as the deputy general manager of the strategic planning department of The People’s Insurance Company (Group) of China Limited and a supervisor, the deputy general manager (responsible for daily operations) of the strategic planning department and the deputy general manager (responsible for daily operations) of the strategic planning department/office of the board of directors of PICC Reinsurance Company Limited. From June 2020 to December 2022, he served as the person in charge of the strategy and investment management department of China Life Healthcare Investment Company Limited, the deputy general manager (responsible for daily operations) of the strategic planning department of China Life Insurance (Group) Company and the general manager of the strategic planning department/office of the board of directors (in preparation) of CLIC and the president of China Life Institute of Finance. Mr. Niu graduated from Nankai University with a doctoral degree in finance. He is an associate researcher (social science) and senior economist.

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

Hu Zhijun has been a supervisor or our company since July 2022. She is the general manager of the audit department of our company. She served as the general manager of the asset management department of our company from December 2014 to September 2022. She joined our company in 2006 and successively served as an assistant to the general manager and the deputy general manager of our Tianjin branch, and the deputy general manager and the secretary to the discipline inspection committee of our Beijing branch from 2009 to 2014. Prior to joining our company, she worked at China Packing Import & Export Tianjin Company and other companies. Ms. Hu graduated from Tianjin Institute of Finance and Economics in 1993, majoring in accounting with a bachelor’s degree in economics, and from Nankai University in 2006, majoring in corporate management with a master’s degree in management. She is admitted as a certified public accountant in the PRC. Ms. Hu, a senior accountant, was awarded the national leading accounting talent by the Ministry of Finance of the PRC in the first session of its assessment and selection, and was selected to be included in the “Financial Talent Pool” of the Ministry of Finance of the PRC.

Senior Management

Zhao Peng, see “—Directors and Senior Management—Directors” for his profile.

Li Mingguang, see “—Directors and Senior Management—Directors” for his profile.

Ruan Qi has been a vice president of our company since April 2018. He has been the chief risk officer of our company since December 2022. He successively served as the general manager (at the general manager level of the provincial branches) of the information technology department and the chief information technology officer of our company from 2016 to 2018. He served as the general manager of China Life Data Center and the general manager (at the general manager level of the provincial branches) of the information technology department of our company from 2014 to 2016, and the deputy general manager and the general manager of the information technology department of our company from 2004 to 2014. He successively served as the deputy division chief of the computer division of our Fujian branch, and the deputy manager (responsible for daily operations) and the manager of the information technology department of our company from 2000 to 2004. Mr. Ruan is a senior engineer. He graduated from Beijing Institute of Posts and Telecommunications in August 1987, majoring in computer science and communications with a bachelor’s degree in engineering; and from Xiamen University with a master’s degree in business administration for senior management (EMBA) in December 2007.

Zhan Zhong has been a vice president of our company since July 2019. He has been a non-executive director of Sino-Ocean Group Holding Limited since September 2021 and the chairman of the board of directors of China Life Insurance Sales Company since November 2022. He was an employee representative supervisor of our company from July 2015 to August 2017. He successively served as the general manager (at the general manager level of the provisional branches) of the individual insurance sales department and the marketing director of our company from 2014 to 2019. Mr. Zhan served as the deputy general manager (responsible for daily operations) and the general manager of our Qinghai branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan successively served as the deputy general manager (responsible for daily operations) and the general manager of the individual insurance sales department of our company. From 2005 to 2009, he successively served as the general manager of the individual insurance sales department of our Guangdong branch and an assistant to the general manager of our Guangdong branch. From 1996 to 2005, he successively served as the director of the marketing department of the Chengdu high-tech sub-branch, and an assistant to the manager and the manager of the marketing department of the Chengdu branch of Zhongbao Life Insurance Company, and the deputy general manager of the Chengdu branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989, majoring in industrial electric automation with a bachelor’s degree in engineering.

Yang Hong has been a vice president of our company since July 2019. She successively served as the general manager of the operation service center and the operations director of our company from 2018 to 2019. Ms. Yang successively served as the deputy general manager (responsible for daily operations) and general manager of the research and development center, the general manager (at the general manager level of the provincial branches) of the business management department and the general manager (at the general manager level of the provincial branches) of the process and operations department of our company from 2011 to 2018. From 2002 to 2011, she successively served as an assistant to the general manager and the deputy general manager of the business management department, and the general manager of the customer service department of our company. Ms. Yang graduated from the Computer Science Department of Jilin University in 1989, majoring in system structure with a bachelor’s degree of science, and from the School of Economics and Management of Tsinghua University in 2013 with a master’s degree in business administration for senior management.

Zhao Guodong has been the board secretary of our company since February 2023 and an assistant to the president of our company since October 2019. During the period from 2016 to 2022, he successively served as the deputy general manager (responsible for daily operations) and the general manager of our Chongqing branch, the general manager of our Hunan branch and the general manager of our Jiangsu branch. From 2007 to 2016, he successively served as the deputy general manager of our Fujian branch and the deputy general manager of our Hunan branch. From 2001 to 2007, he was the deputy general manager of our Changde Branch and the general manager of our Yiyang branch in Hunan. Mr. Zhao graduated from Hunan Computer School majoring in computer software in 1988, and from China Central Radio and TV University majoring in business administration in 2006. He is a senior economist.

Bai Kai has been an assistant to the president of our company since April 2022. Mr. Bai successively served as the deputy general manager, the deputy general manager (responsible for daily operations) and the general manager of our Hubei branch from 2017 to 2022, and the general manager of our Hubei Huanggang branch and the deputy general manager of our Qingdao branch from 2011 to 2017. Mr. Bai graduated from Hubei Provincial Party School, majoring in economics and management, and was a postgraduate.

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

Liu Fengji has been the Person in charge of audit of our company in December 2021. Mr. Liu joined our company in 1992, and successively served as an assistant to the general manager of our Tianjin branch, the deputy general manager of our Ningxia Hui Autonomous Region branch, the person in charge, the deputy general manager (responsible for daily operations) and the general manager of our Qinghai branch, the general manager of our Tianjin branch, the general manager of the audit department and a temporary person in charge of audit of our company from 2011 to 2022. Mr. Liu graduated from Tianjin Institute of Finance and Economics in 1992, majoring in finance (insurance direction) with a bachelor’s degree in economics, and from Nankai University in 2013, majoring in business administration for senior management with a master’s degree in business administration.

Hu Jin has been the person in charge of finance of our company since February 2023. She served as a temporary person in charge of finance of our company from October 2022 to February 2023. Ms. Hu has been the general manager of the finance department of our company since June 2020. From 2013 to 2020, she successively served as the deputy general manager of the finance department, the deputy general manager of the accounting department, and the general manager of the shared service center (financial sector) of our company. Ms. Hu graduated from Renmin University of China in 1993, majoring in accounting with a bachelor’s degree in economics, and graduated from Renmin University of China in 2006 with a master’s degree in economics. She is a senior accountant. Ms. Hu is a senior accountant with the qualification of the PRC certified public accountant. Ms. Hu was selected into the “Government Talent Pool” of the Ministry of Finance of China in 2020, and has been serving as a member of the working group of financial accounting experts of the Ministry of Finance of China since 2019.

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

The following table sets forth the amounts of compensation paid to each of our directors and supervisors for the fiscal year ended December 31, 2022. The total compensation package for our executive directors and chairman of the board of supervisors for the year ended December 31, 2022 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2022. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other (1) Benefits	Compensation for loss of office as director	Total

	RMB in ten thousands
Bai Tao(2)	—	—	—	—	—
Wang Bin(3)	—	—	—	—	—
Su Hengxuan(4)	—	—	—	—	—
Zhao Peng(5)	—	—	—	—	—
Li Mingguang	125.30	—	43.25	—	168.55
Huang Xiumei(6)	93.98	—	30.28	—	124.26
Yuan Changqing(7)	—	—	—	—	—
Wang Junhui	—	—	—	—	—
Tang Xin(8)	24.50	—	0	—	24.50
Leung Oi-Sie Elsie(9)	24.50	—	0	—	24.50
Lam Chi Kuen	42.00	—	0	—	42.00
Zhai Haitao	42.00	—	0	—	42.00
Huang Yiping(10)	17.50	—	0	—	17.50
Chen Jie(11)	17.50	—	0	—	17.50
Jia Yuzeng(12)	114.86	—	34.81	—	149.67
Cao Weiqing(13)	10.44	—	3.76	—	14.20
Niu Kailong	—	—	—	—	—
Cao Qingyang(14)	44.29	—	18.22	—	62.51
Wang Xiaoqing	71.94	—	32.67	—	104.61
Lai Jun	80.64	—	32.75	—	113.39
Hu Zhijun(15)	35.62	—	13.03	—	48.65
Total	745.07	—	208.77	—	953.84

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.

(2)	Appointed as chairman of our board of directors and executive director on May 31, 2022.
(3)	Resigned as chairman of our board of directors and executive director on February 23, 2022.
(4)	Resigned as president and executive director on August 1, 2022.
(5)	Appointed as president on October 18, 2022 and appointed as executive director on October 28, 2022.
(6)	Resigned as vice president and person in charge of finance on October 27, 2022 and resigned as executive director on November 1, 2022.
(7)	Resigned as non-executive director on June 1, 2022.
(8)	Resigned as independent director on March 6, 2022 and ceased to perform duties as independent director on July 13, 2022.
(9)	Resigned as independent director on July 18, 2022.
(10)	Appointed as independent director on July 13, 2022.
(11)	Appointed as independent director on July 13, 2022.
(12)	Resigned as chairperson of our board of supervisors on November 4, 2022.
(13)	Appointed as chairperson of our board of supervisors on November 4, 2022.
(14)	Resigned as supervisor on July 18, 2022.
(15)	Appointed as supervisor on July 13, 2022.

The following table sets forth the amounts of compensation paid to each of our executive officers other than those disclosed in the table above, including vice presidents who are not our directors, our assistant to the president, our chief investment officer, compliance officer and person in charge of audit for the year ended December 31, 2022. The total compensation package for our executive officers for the year ended December 31, 2022 has not yet been finalized in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on our financial statements for the year ended December 31, 2022. We will make further disclosure of the amount of the final compensation when it is determined.

Name	Salaries/Fees	Inducement Fees	Other(1) Benefits	Compensation for loss of office as director	Total

	RMB in ten thousands
Ruan Qi(2)	125.30	—	40.38	—	165.68
Zhan Zhong	125.30	—	42.60	—	167.90
Yang Hong	125.30	—	40.42	—	165.72
Zhao Guodong(3)	81.82	—	46.42	—	128.24
Liu Yuejin(4)	57.42	—	31.18	—	88.60
Zhang Di(5)	107.40	—	42.69	—	150.09
Bai Kai(6)	45.62	—	24.06	—	69.68
Xu Chongmiao	75.73	—	31.06	—	106.79
Liu Fengji	54.74	—	21.27	—	76.01
Hu Jin(7)	—	—	—	—	—
Total	798.63	—	320.08	—	1,118.71

Note:

(1)	Include benefits-in-kind, social insurance, housing fund and enterprise annuity to be paid by the employer.
(2)	Appointed as chief risk officer in December 2022.
(3)	Appointed as board secretary in February 2023.
(4)	Resigned as assistant to the president in September 2022.
(5)	Resigned as assistant to the president and chief investment officer in January 2023.
(6)	Appointed as assistant to the president in April 2022.
(7)	Appointed as person in charge of finance in February 2023.

The aggregate amount of compensation we paid to our five highest paid individual employees, including one director who is also our executive officer, and four members of senior management, during the year ended December 31, 2022, was approximately RMB8.18 million (US$1.186 million). The amount of compensation we paid to our highest paid individual employee, during the year ended December 31, 2022, was approximately RMB1.6855 million.

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

In accordance with relevant policies of the PRC government, no stock appreciation rights of our company were granted or exercised in 2022. For other details of the stock appreciation rights which were previously granted by us, please refer to Note 31 to our consolidated financial statements included elsewhere in this annual report.

C. BOARD PRACTICES

General

As of the date of this annual report, our board of directors consists of eight members. Our directors are elected to serve a term of three years, which is renewable upon re-election. Our directors are elected at meetings of our shareholders, and, unless they resign at an earlier date, are deceased or removed, will serve three-year terms. The current term for our board of directors began in June 2021. Our directors are not currently entitled to severance benefits other than benefits provided by law upon termination of employment. In the event our Company is acquired, including an acquisition of control by another person, and a director leaves employment or retires following the acquisition, the director may receive severance and other payments upon approval by the shareholders in general meeting.

We have identified various board members as being “independent”, in accordance with Hong Kong laws and regulations. These requirements vary in certain respects from independence requirements under U.S. law. The members of our audit committee are independent as defined by the rules of the Exchange Act which are applicable to us.

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

The primary duties of the audit committee are to review and supervise the financial reporting, to assess the effectiveness of our internal control system, to supervise our internal audit system and its implementation and to recommend the engagement or replacement of external auditors. Our audit committee is also responsible for communications between our internal and external auditors and our internal reporting system. Our audit committee is currently comprised of Lam Chi Kuen, Zhai Haitao and Chen Jie. Mr. Lam Chi Kuen serves as the chairman.

The primary duties of the nomination and remuneration committee are to review the structure of our board of directors, its number of members and composition, to formulate plans for the appointment, succession and appraisal criteria of our directors and senior management, and to formulate training and remuneration policies for our senior management. Our nomination and remuneration committee is currently comprised of Chen Jie, Wang Junhui and Lam Chi Kuen. Ms. Chen Jie serves as the chairman.

The primary duties of the risk management and consumer rights protection committee are to formulate our risk control benchmark system, to establish and improve our risk management and internal control system as well as the system for the management of consumer rights protection, to review our risk preference, risk tolerance and work reports from our senior management and department in charge of consumer rights protection, to formulate our risk management policy and major policy on consumer rights protection, to review the assessment reports with respect to our risk management and internal control, to conduct research on important findings from internal investigations with respect to risk management and internal control and management’s responses to such findings and to coordinate and handle disagreements on risk management and sudden and significant risks or crises, and to supervise and direct our senior management and relevant departments to resolve any issues identified during the rectification process in a timely manner. Our risk management and consumer rights protection committee is currently comprised of Huang Yiping, Li Mingguang, Wang Junhui and Chen Jie. Mr. Huang Yiping serves as the chairman.

The primary duties of the strategy and assets and liabilities management committee are to formulate our long-term development strategies, and to conduct research and to make recommendations on significant matters and policies and systems in respect of the management of assets and liabilities, the management system for insurance fund usage and significant strategic investments. Our strategy and assets and liabilities management committee is currently comprised of Zhai Haitao, Zhao Peng, Wang Junhui and Huang Yiping. Mr. Zhai Haitao serves as the chairman.

The primary duties of the connected transactions control committee are to determine our connected persons, to manage, examine and approve connected transactions, to conduct risk control of connected transactions, with a particular focus on compliance and the fairness and necessity of connected transactions, so as to provide an important basis for the decision-making by the board of directors in respect of the management of connected transactions. Our connected transactions control committee is currently comprised of four independent directors including Chen Jie, Lam Chi Kuen, Zhai Haitao and Huang Yiping. Ms. Chen Jie serves as the chairman.

D. EMPLOYEES

As of December 31, 2020, 2021 and 2022, we had approximately 104,160, 103,262 and 102,238 employees, respectively. The following table sets forth the number of our employees by their functions as of December 31, 2020, 2021 and 2022.

	As of December 31
	2020		2021		2022
	Number of employees	% of total	Number of employees	% of total	Number of employees	% of total
Management and administrative staff	19,061	18.30%	19,275	18.67%	19,547	19.12%
Financial and auditing staff	5,412	5.20%	4,696	4.55%	4,675	4.57%
Sales and sales management staff	47,301	45.41%	46,555	45.08%	45,685	44.68%
Insurance verification, claims processing and customer service staff	24,430	23.45%	23,829	23.08%	23,168	22.66%
Other professional and technical staff(1)	4,212	4.05%	5,134	4.97%	5,323	5.21%
Other	3,744	3.59%	3,773	3.65%	3,840	3.76%

Total(2)	104,160	100%	103,262	100%	102,238	100%

(1)	Includes actuaries, product development personnel, investment management personnel and information technology specialists.
(2)	Includes employees of our subsidiaries.

As of December 31, 2020, 2021 and 2022, we had approximately 1,378,000, 820,000 and 668,300 exclusive agents, respectively. Although the number of our exclusive agents decreased in 2022, we continued to improve the quality of our agent force, including strengthening the agent recruitment and management and improving the structure of our sales force. See “Item 4. Information on the Company—Business Overview—Regulatory and Related Matters—Regulation of Insurance Agencies, Insurance Brokers and Other Intermediaries” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our growth is dependent on our ability to attract and retain productive agents”.

None of our employees is subject to collective bargaining agreements governing employment with us. We believe that our employee relations are satisfactory.

E. SHARE OWNERSHIP

As of the date of this annual report, none of our directors, supervisors or senior management is a legal or beneficial owner of any shares of our share capital.

F. DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. MAJOR SHAREHOLDERS

The table below sets forth information regarding the ownership of our share capital as of April 7, 2023 by all persons who are known to us to be the beneficial owners of 5% or more of each class of our share capital.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Class		Percentage of Total Share Capital
A Shares	China Life Insurance (Group) Company	19,323,530,000 (Long position)	92.80%		68.37%
H Shares	FMR LLC (1)	446,897,273 (Long position)	6.01%		1.58%
	BlackRock, Inc (2)	433,007,395 (Long position) 8,555,620 (Short position)	5.82 0.11	% %	1.53 0.03	% %

Note (1):

FMR LLC was interested in a total of 446,897,273 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, Fidelity Management & Research Company LLC, Fidelity Institutional Asset Management Trust Company and FIAM LLC were interested in 291,178,021 H shares, 34,773,567 H shares and 74,840,923 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of FMR LLC. Of these 446,897,273 H shares, 6,850 H shares were physically settled listed derivatives.

Note (2):

BlackRock, Inc. was interested in a total of 433,007,395 H shares of the Company in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited, BlackRock (Singapore) Limited, BlackRock Asset Management Schweiz AG and Aperio Group, LLC were interested in 2,467,000 H shares, 7,061,070 H shares, 88,376,588 H shares, 179,916,000 H shares, 10,361,687 H shares, 931,000 H shares, 3,989,000 H shares, 16,995,986 H shares, 16,935,199 H shares, 124,000H shares, 61,149,674 H shares, 439,000 H shares, 9,591,628 H shares, 492,000 H shares, 17,753,797 H shares, 12,616,526 H shares, 1,713,000 H shares, 18,000 H shares and 2,076,240 H shares, respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc. Of these 433,007,395 H shares, 123,070 H shares were cash settled unlisted derivatives.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 8,555,620 H shares (0.11%). Of these 8,555,620 H shares, 5,261,000 H shares were cash settled unlisted derivatives.

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

Based on the information provided by Deutsche Bank Trust Company Americas, our depositary bank, as of November 11, 2022, the date on which our ADR program was terminated, there were 11,475,521 ADRs representing 57,377,605 H shares, with 45 registered holders. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or number of ADSs beneficially held by U.S. persons.

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

During the reporting period, we entered into the following new related party transactions with these companies:

•	On December 9, 2022, December 29, 2022 and December 30, 2022, CLIC, IHC and we each entered into a new framework agreement with AMP, respectively;

•	On December 28, 2022, we and China Life Capital entered into a new cooperation framework agreement;

•	On December 29, 2022, we and China Life Industrial entered into a new property leasing agreement; and

•	On December 29, 2022, and January 1, 2023, CLIC and we each entered into a new asset management agreement with AMC, respectively.

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

On December 31, 2021, we and CLIC entered into a policy management agreement for a term of three years ending on December 31, 2024. During its term, this agreement may be terminated by either party by giving to the other party not less than 90 days’ prior written notice. Pursuant to this agreement, we will accept CLIC’s entrustment to provide policy administration services relating to non-transferred policies, and CLIC will pay a service fee to us in cash on an annual basis. The annual cap in respect of the service fee to be paid by CLIC to us under the policy management agreement for each of the three years ending on December 31, 2024 is RMB491 million.

The service fees paid by CLIC to us under the policy management agreement for the year ended on December 31, 2022 were RMB463.21 million (US$67.16 million).

Continuing Related Party Transactions with AMC

Asset Management Agreement between AMC and Us

On July 1, 2020, we and AMC entered into an asset management agreement, pursuant to which AMC agreed to invest and manage assets entrusted to it by us. The agreement expired on December 31, 2022.

On January 1, 2023, we and AMC entered into a new asset management agreement for a term of three years. Pursuant to the new agreement, AMC will invest and manage assets entrusted to it by us, on a discretionary basis, within the scope granted by us and in accordance with our investment guidelines. We will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of us. We may add to or withdraw from the assets managed by AMC pursuant to the new agreement. We will have the right to formulate, amend and change the investment guidelines and will also have the right to monitor the investment management activities of AMC. In consideration of AMC’s service in respect of investing and managing assets entrusted to it by us under the new agreement, we will pay service fees to AMC, which consist of a fixed investment management service fee and a variable management service fee. The fixed investment management service fee is determined based on the type of investment products and the size of assets under management, and the variable management service fee is determined based on our appraisal of AMC’s investment performance with reference to the standards set out in the investment guidelines. The service fees under the new agreement were determined by us and AMC based on an analysis of the cost of service, market practice, the rate charged by AMC to us in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC. The annual caps in respect of the service fees to be paid by us to AMC for the three years ending on December 31, 2025 are RMB4,000 million, RMB5,000 million and RMB6,000 million, respectively.

The service fees paid by us to AMC under the asset management agreement for the year ended on December 31, 2022 were RMB2,871.69 million (US$416.36 million).

Asset Management Agreement between AMC and CLIC

On July 1, 2020, AMC and CLIC entered into an asset management agreement, pursuant to which AMC agreed to invest and manage assets entrusted to it by CLIC. The agreement expired on December 31, 2022.

On December 29, 2022, CLIC and AMC entered into a new asset management agreement for a term of three years. Pursuant to the new agreement, AMC will invest and manage assets entrusted to it by CLIC, on a discretionary basis, in accordance with the investment guidelines of CLIC. CLIC will retain the title of the entrusted assets and AMC will be authorized to operate the accounts associated with the entrusted assets for and on behalf of CLIC. CLIC may add to or withdraw from the assets managed by AMC pursuant to the new agreement. CLIC will have the right to formulate, amend and change the investment guidelines and will also have the right to monitor the investment management activities of AMC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the new agreement, CLIC will pay service fees to AMC, which consist of a basic service fee and a variable performance-based management fee. The basic service fee is determined based on the type of investment products and the size of assets under management, and the variable performance-based management fee is determined based on CLIC’s appraisal of AMC’s investment performance with reference to the standards set out in the investment guidelines. The service fees under the new agreement were determined by AMC and CLIC based on an analysis of the cost of service, market practice, the rate charged by AMC to CLIC in previous years, the rates charged by independent third parties for the provision of similar services, and the size and composition of the assets managed by AMC. The annual cap in respect of the service fees to be paid by CLIC to AMC for each of the three years ending on December 31, 2025 is RMB500 million.

The service fees paid by CLIC to AMC under the asset management agreement for the year ended on December 31, 2022 were RMB149.51 million (US$21.68 million).

Continuing Related Party Transactions with IHC

Property Leasing Agreement with IHC

On December 31, 2020, we entered into a property leasing agreement with IHC. This agreement expired on December 31, 2021. IHC has transferred all the properties under this agreement to China Life Industrial, and on December 31, 2021, we entered into a property leasing agreement with China Life Industrial. Under this agreement, China Life Industrial agreed to lease to us 735 properties owned by it. The agreement expired on December 31, 2022.

On December 29, 2022, we entered into a new property leasing agreement with China Life Industrial. Under this agreement, China Life Industrial agreed to lease to us 621 properties owned by it. The annual rent is determined by reference to market rent or, where there is no available comparison, by reference to the costs incurred by China Life Industrial in holding and maintaining the properties, plus a margin of approximately 5%.

The total rent paid by us to China Life Industrial under the property leasing agreement for the year ended on December 31, 2022 was approximately RMB39.28 million (US$5.70 million).

Asset Management Agreement with IHC

On December 27, 2021, we entered into an asset management and operating service agreement with IHC for a term of two years from January 1, 2022. Unless a party serves the other party a written notice for non-renewal prior to 90 working days before the expiry date of the agreement, the agreement will be automatically renewed for one year from the expiry date thereof. Pursuant to the agreement, IHC will invest and manage the assets entrusted to it by us, on a discretionary basis, in accordance with applicable regulatory requirements and our investment guidelines. The entrusted assets under the agreement include: (i) the existing projects already entrusted by us to IHC for investment and management and our interests in which have not been disposed of as of the effective date of the agreement (including equity/real estate direct investments, equity/real estate funds, non-standard financial products and quasi-securitization financial products), and (ii) the new projects entrusted by us to IHC for investment and management in accordance with the agreement (including nonstandard financial products and quasi-securitization financial products). In addition, IHC will also provide operating services to us with respect to the equity/real estate funds invested by us at our own discretion.

In consideration of the investment and management services provided by IHC under the agreement, we will pay IHC the investment management service fee, product management fee, real estate operation management service fee and performance reward. In consideration of the operating services provided by IHC under the agreement, we will pay the entrusted operating fee to IHC. For each of the three years ending on December 31, 2024, the annual cap on the contractual amount of assets newly entrusted by us to IHC for investment and management is RMB65,000 million, and the annual cap on the fees for the investment and management services payable by us to IHC and the entrusted operation fee in relation to the operating services is RMB2,000 million.

For the year ended on December 31, 2022, the contractual amount of assets newly entrusted by us to IHC for investment and management is RMB60,577.00 million (US$8,782.84 million) and the fees paid by us to IHC were RMB637.10 million (US$92.37 million).

Continuing Related Party Transaction with China Life Pension

On March 22, 2014, we, CLIC and AMC entered into an agreement for the entrustment and management of enterprise annuity funds with China Life Pension. The agreement expired on December 31, 2022.

On December 30, 2022, CLIC entered into a new agreement for the entrustment and management of enterprise annuity funds with China Life Pension. We, AMC, CLPCIC, IHC and China Life Health Industry Investment Company Limited will also, as entrusting parties, participate in the enterprise annuity fund plan under this agreement. Pursuant to the agreement, China Life Pension was entrusted to serve as the trustee and account manager and to provide entrusted management services and account management services for the enterprise annuity funds of CLIC and other entrusting parties. China Life Pension was further entrusted to serve as the investment manager and to provide investment management service for the enterprise annuity funds of CLIC and other entrusting parties. In consideration of the services provided by China Life Pension, CLIC agreed to pay China Life Pension entrusted management fee, account management fees and investment management fee.

Continuing Related Party Transactions with CLPCIC

On February 20, 2021, we entered into an insurance sales framework agreement with CLPCIC for a term of two years from March 8, 2021 to March 7, 2023, which was automatically extended for one year to March 7, 2024 in accordance with the agreement. Under this agreement, CLPCIC continued to entrust us to act as its agent to sell selected insurance products within authorized regions, and agreed to pay us an agency service fee in cash on a monthly basis. The agency service fee will be calculated by the parties at a certain percentage of the insurance premiums actually earned from the insurance agency business. The annual caps in respect of the agency service fees to be paid by CLPCIC to us under the insurance sales framework agreement for the three years ending on December 31, 2023 are RMB3,500 million, RMB3,830 million and RMB4,240 million, respectively.

The service fees paid to us for the year ended on December 31, 2022 were RMB1,513.79 million (US$219.48 million).

Continuing Related Party Transactions with China Life Capital

On December 31, 2019, we and China Life Capital entered into a cooperation framework agreement. Under this agreement, we subscribed as limited partner for the fund products in which insurance funds are permitted for investment (“Fund Products”) and of which China Life Capital or any of its subsidiaries serves as the general partner, and/or Fund Products of which China Life Capital serves as the manager. The agreement expired on December 31, 2022.

On December 28, 2022, we and China Life Capital entered into a new cooperation framework agreement for a term from January 1, 2023 to December 31, 2025.

Under this new agreement, we will subscribe as limited partner for Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner, and/or Fund Products of which China Life Capital serves as the manager. We will enter into specific agreements with the counterparties including China Life Capital (or its subsidiaries) in respect of the subscription of specific Fund Products, and such specific agreements shall be subject to the principles set out in the new agreement. Upon execution of the specific agreements, we will make our capital contribution as required by the payment notice of the general partner. The capital contribution to be made by us will be funded by our internal resources. As the general partner or the manager of the Fund Products, China Life Capital (or its subsidiaries) will provide daily operation, investment management, and consulting services to the Fund Products. The investment scope of the Fund Products includes real estate, warehousing logistics, apartments for long-term lease, urban renewal, infrastructures, new infrastructures, new energy, new industries, digital economy, technological innovation, carbon emission peak, carbon neutrality and other assets in new economy sectors that are in line with national strategies, corporate shareholdings in relation to such underlying assets and asset securitization products in relation to such assets (including, but not limited to, asset-backed securities, real estate investment trusts and quasi-real estate investment trusts). For the three years ending on December 31, 2025, the annual caps for the subscription by us as the limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner are RMB5,000 million, RMB5,000 million and RMB5,000 million, respectively, and the annual caps for the management fee charged by China Life Capital as the general partner or the manager of the Fund Products are RMB500 million, RMB500 million and RMB500 million, respectively.

For the year ended on December 31, 2022, the subscription by us as limited partner of the Fund Products of which China Life Capital or any of its subsidiaries serves as the general partner were RMB0 million (US$0 million) and the management fee charged by China Life Capital as the general partner or the manager of the Fund Products were RMB143.36 million (US$20.79 million).

Framework Agreements with AMP

Framework Agreement between AMP and Us

On December 31, 2019, we and AMP entered into a framework agreement. Under the agreement, we entered into certain daily transactions with AMP, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. The agreement expired on December 31, 2022.

On December 30, 2022, we and AMP entered into a new framework agreement for a term from January 1, 2023 to December 31, 2025. Under the new agreement, we and AMP will enter into certain daily transactions, including subscription and redemption of fund products and private asset management. Pricing of the transactions under the new agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending on December 31, 2025, the annual cap on the subscription price and corresponding subscription fee for the subscription of fund products is RMB20,000 million; the annual cap on the redemption price and corresponding redemption fee for the redemption of fund products is RMB20,000 million; and the annual cap on management fee payable by us for the private asset management is RMB700 million.

For the year ended on December 31, 2022, the subscription price and corresponding subscription fee for the subscription of fund products was RMB4,945.00 million (US$716.96 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB5,842.03 million (US$847.01 million), the management fee (including performance-based fee) paid by us for the asset management for specific clients was RMB24.42 million (US$3.54 million) and the fees for other daily transactions were RMB3.28 million (US$0.48 million).

Framework Agreement between AMP and CLIC

On September 6, 2019, CLIC and AMP entered into a framework agreement. Under the agreement, CLIC entered into certain daily transactions with AMP, including subscription and redemption of fund products and private asset management.

On December 9, 2022, CLIC and AMP entered into a new framework agreement for a term from January 1, 2023 to December 31, 2025. Under the new agreement, CLIC will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the relevant fees (mainly including the subscription fee or redemption fee in connection with the subscription or redemption of the funds). Pricing of the transactions concerning the subscription and redemption of fund products under the new agreement will be determined by the parties through arm’s length negotiations with reference to industry practices and the market-oriented principle. For the three years ending on December 31, 2025, the annual caps on the subscription price and corresponding subscription fee for the subscription of fund products are RMB2,000 million, RMB2,000 million and RMB2,000 million, respectively; and the annual caps on the redemption price and corresponding redemption fee for the redemption of fund products are RMB2,000 million, RMB2,000 million and RMB2,000 million, respectively.

For the year ended on December 31, 2022, the subscription price and corresponding subscription fee for the subscription of fund products was RMB0 million (US$0 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB324.64 million (US$47.07 million) and the management fee paid by CLIC for the private asset management (including a performance-based fee) was RMB0 million (US$0 million).

Framework Agreement between AMP and CLPCIC

On December 3, 2019, CLPCIC and AMP entered into a framework agreement. Under the agreement, CLPCIC entered into certain daily transactions with AMP, including subscription and redemption of fund products, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For the three years ending on December 31, 2022, the annual caps on the subscription price for the fund products are RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps on the redemption price for the fund products are RMB10,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps for the subscription fee for the fund products are RMB100 million, RMB100 million and RMB100 million, respectively; the annual caps for the redemption fee for the fund products are RMB100 million, RMB100 million and RMB100 million, respectively; the annual caps on the management fee (including a performance-based fee) payable by CLPCIC for the asset management for specific clients are RMB100 million, RMB100 million and RMB100 million, respectively; and the annual caps on the fees for other daily transactions are RMB100 million, RMB100 million and RMB100 million, respectively. The agreement expired on December 31, 2022.

For the year ended on December 31, 2022, the subscription price for fund products was RMB0 million (US$0 million), the redemption price for fund products was RMB0 million (US$0 million), the subscription fee for fund products was RMB0 million (US$0 million), the redemption fee for the fund products was RMB0 million (US$0 million), the management fee (including a performance-based fee) paid by CLPCIC for asset management for specific clients was RMB9.66 million (US$1.40 million), and the fees for other daily transactions were RMB0.11 million (US$0.02 million).

Framework Agreement between AMP and IHC

On February 17, 2020, IHC and AMP entered into a framework agreement. Under the agreement, IHC entered into certain daily transactions with AMP, including subscription and redemption of fund products, asset management for specific clients, advisory services and other daily transactions permitted by laws and regulations.

On December 29, 2022, IHC and AMP entered into a new framework agreement for a term from January 1, 2023 to December 31, 2025. Under the new agreement, IHC and its subsidiaries will enter into certain daily transactions with AMP, including subscription and redemption of fund products and private asset management. Pricing of the transactions under the new agreement will be determined by the parties through arm’s length negotiations with reference to industry practices. For each of the three years ending on December 31, 2025, the annual cap on the subscription price and corresponding subscription fee for the subscription of fund products is RMB2,000 million; the annual cap on the redemption price and corresponding redemption fee for the redemption of fund products is RMB2,000 million; and the annual cap on the management fee payable by IHC and its subsidiaries for the private asset management is RMB20 million.

For the year ended on December 31, 2022, the subscription price and corresponding subscription fee for the subscription of fund products was RMB327.44 million (US$47.47 million), the redemption price and corresponding redemption fee for the redemption of fund products was RMB519.35 million (US$75.30 million), the management fee (including a performance-based fee) paid by IHC and its subsidiaries for asset management for specific clients was RMB0 million (US$0 million), the management fee (including performance-based fee) paid by subsidiaries of AMP for the asset management for specific clients was RMB0 million (US$0 million), the advisory fee paid by IHC and its subsidiaries for the advisory services was RMB0 million (US$0 million), the advisory fee paid by AMP and its subsidiaries for the advisory services was RMB0 million (US$0 million), and the fees for other daily transactions were RMB0 million (US$0 million).

Framework Agreement with Chongqing Trust

On December 27, 2019, we entered into a framework agreement with Chongqing Trust. Under the framework agreement, we and Chongqing Trust entered into transactions including subscription and redemption of trust products and other daily transactions permitted by laws and regulations. For each of the three years ending on December 31, 2022, the annual cap on the total amount of subscription and redemption of trust products is RMB30,000 million, the annual cap on the trustee’s remuneration is RMB500 million, and the annual cap on the fees for other daily transactions is RMB100 million. The agreement expired on December 31, 2022.

For the year ended on December 31, 2022, the total amount of subscription and redemption of trust products was RMB3.90 million (US$0.57 million), the trustee’s remuneration was RMB14.43 million (US$2.09 million), and the fees for other daily transactions were RMB0 million (US$0 million).

Continuing Related Party Transactions with CGB

Insurance Products Cooperation Agreement with CGB

On August 22, 2020, we entered into an insurance products cooperation agreement with CGB. This agreement has a term of two years. Under this agreement, CGB will act as an intermediary to sell such products and will also act on our behalf to receive premiums. In return, we will pay CGB a commission fee for each such product sold by it, calculated and paid on a monthly basis, by multiplying (a) total new premiums received in such month minus the premiums for the policies cancelled during the cooling-off period in such month and (b) a fixed commission rate, which ranges from 0.8% to 38%.

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

Insurance Agency Cooperation Agreement

On December 31, 2022, we entered into an insurance agency cooperation agreement with CGB for a term from January 1, 2023 to December 31, 2025. Under this agreement, CGB will act as an agent to sell our insurance products, and will also act on our behalf to receive premiums and pay insurance benefits. In return, we will pay CGB an agency service fee. The agency service fees for each such product sold by CGB is payable on a monthly basis, and calculated by multiplying (a) total new premiums received in such month minus the premiums for the policies cancelled during the cooling-off period in such month and (b) a fixed commission rate for such product.

Framework Agreement with CGB for Daily Related Party Transactions

On December 26, 2019, we entered into a framework agreement for daily connected transaction with CGB. Pursuant to this framework agreement, we and the subsidiaries controlled by us will, in the ordinary course of business, carry out deposit, financial market and peer, financing, investment and wealth management, co-investment, enterprise annuity, asset management and investment consultation, entrustment, agency and other daily connected transactions with CGB based on normal commercial terms. A detailed discussion of this agreement is set forth in our report on Form 6-K filed with the Securities and Exchange Commission on October 29, 2019. The agreement expired on December 31, 2022.

As at December 31, 2022, the amount of our deposit balance at CGB for deposit related party transactions was RMB57,903.55 million, the interest income arising from these transactions was RMB2,411.01 million and the amount of the balance for financial market and peer related party transactions was RMB0 million. For the year ended on December 31, 2022, the amount of the financing related party transactions with CGB was RMB0 million, the amount of investment and wealth management related party transactions was RMB11,022.33 million, the amount of the co-investment related party transactions was RMB0 million, the scale of entrusted funds under enterprise annuity related party transactions was RMB1,451.69 million, the amount of transaction fees related to enterprise annuity related party transactions (including management fee, entrustment fee, account management fee and performance-based fee) was RMB26.65 million, the amount of transaction fees related to asset management and investment consultation related party transactions (including management fee, service fee and handling fee) was RMB2.62 million, the amount of transaction fees related to entrustment related party transactions (including entrustment fee, service fee and handling fee) was RMB74.79 million, the amount of transaction fees related to agency related party transactions (including agency fee, service fee, handling fee and commissions) was RMB266.08 million and the amount of other daily related party transactions was RMB205.33 million.

Compliance with HKSE Listing Rules

The asset management agreement between AMC and us, the insurance sales framework agreement between CLPCIC and us, the framework agreement between Chongqing Trust and us and the framework agreement entered into by us and China Life Capital are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on August 22, 2019, December 19, 2019, March 25, 2020, December 17, 2020, October 27, 2022 and December 15, 2022, respectively. The policy management agreement between CLIC and us and the asset management agreement between CLIC and AMC are exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules.

The asset management and operating service agreement entered into between IHC and us on December 27, 2021 is subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. We made an announcement disclosing this transaction on October 28, 2021 and obtained the approval of the shareholders’ general meeting of our company on December 16, 2021.

The framework agreements entered into by AMP with CLIC, CLPCIC, us and IHC on September 6, 2019, December 3, 2019, December 31, 2019 and February 17, 2020, respectively, are subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the HKSE Listing Rules. In compliance with applicable HKSE Listing Rules requirements, we made an announcement disclosing these transactions on August 22, 2019 and obtained the approval of the shareholders’ general meeting of our company on December 19, 2019. The new framework agreements entered into by AMP with CLIC, IHC and us on December 9, 2022, December 29, 2022 and December 30, 2022, respectively, are only subject to reporting, announcement and annual review requirements under the HKSE Listing Rules and are exempt from independent shareholders’ approval requirements. In compliance with applicable HKSE Listing Rules requirements, we made announcements disclosing these transactions on October 27, 2022.

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

Policy on Dividend Distributions

Our board of directors passed a resolution on March 29, 2023 to propose for approval at the annual general meeting of the declaration of final dividends of RMB0.49 per share, totaling approximately RMB13,850 million (US$2,008 million), for the year ended December 31, 2022. The proposed dividends have not been provided in our consolidated financial statements for the year ended December 31, 2022.

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

Preparation and Review

The embedded value and the value of one year’s sales were prepared by China Life in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value” issued by the China Association of Actuaries (“CAA”) in November 2016. Deloitte Consulting (Shanghai) Co., Ltd. performed a review of China Life’s embedded value. The review statement from Deloitte Consulting is contained in the “Independent Actuaries Review Opinion Report on Embedded Value of China Life Insurance Company Limited” section.

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

Summary of Results

The embedded value as at December 31, 2022, the value of one year’s sales for the 12 months ended December 31, 2022, and the corresponding results as at December 31, 2021 are shown below:

Components of Embedded Value and Value of One Year’s Sales

	RMB million
ITEM	December 31, 2022	December 31, 2021
A Adjusted Net Worth	682,694	674,317
B Value of In-Force Business before Cost of Required Capital	620,053	593,137
C Cost of Required Capital	(72,227)	(64,446)
D Value of In-Force Business after Cost of Required Capital (B + C)	547,825	528,691
E Embedded Value (A + D)	1,230,519	1,203,008
F Value of One Year’s Sales before Cost of Required Capital	43,278	50,474
G Cost of Required Capital	(7,274)	(5,693)
H Value of One Year’s Sales after Cost of Required Capital (F + G)	36,004	44,780
Including: Value of One Year’s Sales of Individual Agent Business Sector	33,333	42,945

Note: Numbers may not be additive due to rounding.

The new business margin of one year’s sales of individual agent business sector for the 12 months ended December 31, 2022 is shown below:

New Business Margin of One Year’s Sales of Individual Agent Business Sector

	December 31, 2022	December 31, 2021
By First Year Premium	29.1%	41.6%
By Annual Premium Equivalent	33.0%	42.2%

Note: First Year Premium is the written premium used for calculation of the value of one year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the reporting period:

Analysis of Embedded Value Movement in 2022

RMB million
ITEM
A Embedded Value at the Start of Year	1,203,008
B Expected Return on Embedded Value	89,984
C Value of New Business in the Period	36,004
D Operating Experience Variance	583
E Investment Experience Variance	(97,076)
F Methodology, Model and Assumption Changes	(2,651)
G Market Value and Other Adjustments	16,653
H Exchange Gains or Losses	699
I Shareholder Dividend Distribution and Capital Changes	(18,372)
J Others	1,687
K Embedded Value as at December 31, 2022 (sum A through J)	1,230,519

Notes: Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2022 opening net worth.

C	Value of one year’s sales for the 12 months ended 31 December 2022.

D	Reflects the difference between actual operating experience in 2022 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during 2022.

F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.

G	Change in the market value adjustment from the beginning of year 2022 to 31 December 2022 and other adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2022.

J	Other miscellaneous items.

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results

	RMB million
	Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
Base case scenario	547,825	36,004
1. Risk discount rate +50bps	523,130	34,228
2. Risk discount rate –50bps	574,291	37,915
3. Investment return +50bps	659,047	44,510
4. Investment return –50bps	437,094	27,524
5. 10% increase in expenses	541,410	33,078
6. 10% decrease in expenses	554,241	38,929
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	544,103	35,261
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	551,508	36,750
9. 10% increase in lapse rates	547,791	35,368
10. 10% decrease in lapse rates	547,872	36,677
11. 10% increase in morbidity rates	539,551	34,308
12. 10% decrease in morbidity rates	556,253	37,701
13. Using 2021 EV appraisal assumptions	548,268	35,922
14. Allowing for diversification in calculation of VIF	593,331	—

Independent Actuaries Review Opinion Report on Embedded Value of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results as at December 31, 2022 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has retained Deloitte Consulting (Shanghai) Co., Ltd. to review its EV Results. The task is undertaken by Deloitte Actuarial and Insurance Solutions of Deloitte Consulting (Shanghai) Co., Ltd. (“Deloitte Consulting” or “we”).

Scope of Work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at December 31, 2022, in accordance with the “CAA Standards of Actuarial Practice: Appraisal of Embedded Value”, issued by the China Association of Actuaries (“CAA”);

•	a review of the economic and operating assumptions used to develop embedded value and value of one year’s sales as at December 31, 2022; and

•

a review of China Life’s EV Results, including embedded value, value of one year’s sales, analysis of embedded value movement from December 31, 2021 to December 31, 2022, and the sensitivity results of value of in-force business and value of one year’s sales.

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

March 29, 2023

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

On August 22, 2022, we filed a Form 25 to delist our ADSs from the New York Stock Exchange. The delisting became effective on September 2, 2022, and our ADR program was terminated on November 11, 2022. Our H shares will continue to be traded on the Hong Kong Stock Exchange. The Hong Kong Stock Exchange is currently the principal trading market for our H shares, which are not listed on any other exchanges in or outside the United States.

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

Sources of Shareholders’ Rights

The primary sources of shareholders’ rights are the PRC company law, our articles of association, relevant CSRC regulations, the Shanghai Stock Exchange Listing Rules, and the Hong Kong Stock Exchange Listing Rules that, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and CLIC, our controlling shareholder. The PRC company law was enacted in December 1993 and serves as the primary body of law regulating corporate actions of companies organized in the PRC and its directors and shareholders.

Our articles of association have incorporated the provisions set forth in the Special Rules applicable to overseas listed joint stock companies promulgated by the State Council, or Special Rules, the Mandatory Provisions for the Articles of Association of Companies Listed Overseas, or the Mandatory Provisions, adopted in 1994 pursuant to the requirements of the CSRC and the provisions set forth in the Guidelines on the Articles of Association of Listed Companies, or the Guidelines, as amended in 2022 by the CSRC.

Under the rules of the CSRC, the Special Rules and the Mandatory Provisions were abolished on March 31, 2023. As of the date of this annual report, our articles of association still contain the provisions set forth in the Special Rules and the Mandatory Provisions. We will amend relevant provisions in our articles of association in due course. Upon the listing of the H shares and for so long as the H shares are listed on the Hong Kong Stock Exchange, we are subject to the relevant ordinances, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange, including, among other things, the Hong Kong Stock Exchange Listing Rules, the Securities and Futures Ordinance and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.

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

The provisions in the rules applicable to Chinese overseas listed companies in respect of voting by a class of shareholders at a shareholders’ meeting were abolished on March 31, 2023. We will amend relevant provisions in our articles of association in due course.

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

Moreover, our articles of association provide that, except as otherwise provided in our articles of association or approved with informed consent at a shareholders’ general meeting, our directors, supervisors and senior officers must not enter into transactions or contracts with us or agree to make corporate loans to any persons or provide guarantees for loans of any shareholder or any other person with corporate assets. In particular, our directors, supervisors and senior officers have obligations to disclose to the board of directors any direct or indirect material interest they may have in any contracts or transactions with us. They may not vote on any contracts, transactions or arrangements in which they have any material interest. Further, we may not make loans or provide guarantees to directors, supervisors or senior officers, unless such loans or guarantees are approved at a shareholders’ meeting or made in the ordinary course of business and to the extent permitted by applicable laws. All decisions relating to the compensation of directors are made at shareholders’ meetings.

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

Board of Supervisors

Our board of supervisors consists of five supervisors. At least one-third of our board of supervisors must be employee representatives elected by our employees. The remaining members must be elected by our shareholders in a general meeting. Any appointment or dismissal of the chairperson of the board of supervisors requires the affirmative votes of more than two-thirds of the members of the board of supervisors. Members of the board of supervisors may not serve as director, president, vice president or other senior management of our company. The term of office for our supervisors is three years, which is renewable upon re-election.

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

Certain Differences Between PRC Company Law and Delaware Corporate Law

The PRC company law and other laws applicable to us differ in a number of respects from laws generally applicable to United States corporations and their shareholders. The description set forth below includes a summary of certain provisions of the PRC company law and the Guidelines applicable to companies listed both in the PRC and overseas, such as us, which differ from provisions of the corporate law of the State of Delaware.

General

We are a PRC joint stock company, which is a corporate entity organized under the PRC company law. Under the PRC company law, the registered capital of a joint stock company is divided into shares of equal par value. These shares are commonly called domestic ordinary shares. Each share of a joint stock company ranks equally with all other shares in its class as to voting rights and rights to dividends and other distributions. Upon receiving approval from the relevant authorities, a joint stock company may offer its shares for sale to the public and seek to be listed on a stock exchange. The State Council may formulate separate regulations for the issuance of other classes of shares, including H shares. All of our issued shares are fully paid and nonassessable. Holders of H shares may transfer their shares without the approval of other shareholders. Among other things, a joint stock company must have (1) a board of directors of not fewer than five and not more than 19 members, and (2) a board of supervisors of not fewer than three members.

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

Amendments of articles of association

Under PRC law, an amendment of the articles of association must be approved by an affirmative vote of two-thirds of shareholders attending a shareholders’ meeting and only become effective after approval by the CBIRC or other competent regulatory authorities.

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

Limitations on transactions with interested directors, supervisors and officers

Under PRC law, directors and officers of a joint stock company may not enter into any contracts or transactions with the company unless permitted by the articles of association or approved by the shareholders. A company may not provide any guarantees to shareholders or any de facto control person of the company unless such guarantees are approved by a majority of shareholders present at the shareholders’ meeting, excluding the shareholder who will be provided such guarantees. Under the Guidelines, a director, supervisor or officer is required to disclose to the board any transaction with the company in which he has a direct or indirect interest or in which there is a material conflict of interest between the company and himself. A director is not entitled to vote or be counted for quorum purposes in any board decision on any such transaction. A company may set aside any interested transaction which did not comply with these requirements, unless the other party to such transaction was honestly unaware of the breach of obligations by the interested director, supervisor or officer. A company may not loan or provide any guarantees to directors, supervisors or officers (including persons related to them), except for the loans made in accordance with employment contracts approved by the shareholders, or unless the company’s business scope allows for the provision of loans and guarantees and such loans or guarantees are made under regular commercial terms.

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

Shareholders’ lawsuits

Under PRC law, shareholder(s) individually or in the aggregate holding more than 1% of the total shares in the company for more than 180 consecutive days may initiate shareholders’ lawsuits.

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

Investors under the Shanghai-Hong Kong Stock Connect Program. According to the Notice on Tax Policies for the Shanghai-Hong Kong Stock Connect Pilot Program, jointly issued by the MOF, SAT and CSRC which became effective on November 17, 2014, between November 17, 2014 to November 16, 2017, gains realized by Chinese individual investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect program were exempted from individual income tax. Gains realized by Chinese enterprise investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect program must be included in their gross income and subject to enterprise income tax. For dividends received by Chinese individual investors and securities investment funds from investing in H shares through the Shanghai-Hong Kong Stock Connect program, the Chinese issuer of such H shares must withhold income tax at a tax rate of 20%. Dividends received by Chinese enterprise investors from investing in H shares through the Shanghai-Hong Kong Stock Connect program must be included in their gross income and subject to enterprise income tax, and the Chinese issuer of such H shares will not withhold income tax for the dividends. The enterprise investors in these circumstances must make tax filings by themselves. According to the Notice on Continuation of the Tax Policies for the Shanghai-Hong Kong Stock Connect Pilot Program, which was jointly issued by the MOF, SAT and CSRC and became effective on November 17, 2017, gains realized by Chinese individual investors upon a transfer of H shares through the Shanghai-Hong Kong Stock Connect Program are further exempted from individual income tax for the period from November 17, 2017 to December 4, 2019. According to the Announcement on Continuation of the Individual Income Tax Policies for the Shanghai-Hong Kong Stock Connect Program and Shenzhen-Hong Kong Stock Connect Program and for the Mainland-Hong Kong Mutual Recognition of Fund, which became effective on December 5, 2019, gains realized by Chinese individual investors from a transfer of shares listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect Program and Shenzhen-Hong Kong Stock Connect Program, as well as from sale and purchase of interest in funds set up in Hong Kong through the mutual fund recognition, are further exempted from individual income tax for the period from December 5, 2019 to December 31, 2022. According to the Announcement on the Extension of Relevant Preferential Individual Income Tax Policies released on January 16, 2023, the preferential individual income tax policies under the Announcement on Continuation of the Individual Income Tax Policies for the Shanghai-Hong Kong Stock Connect Program and Shenzhen-Hong Kong Stock Connect Program and for the Mainland-Hong Kong Mutual Recognition of Fund will continue to be effective for the period from January 1, 2023 to December 31, 2023.

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

We have voluntarily delisted our ADSs from the NYSE, which has become effective from September 2, 2022, and have terminated our ADR program, which has become effective from November 11, 2022. We also intend to file Form 15F to deregister our ADSs and the underlying H shares and terminate our reporting obligations under the Exchange Act once the criteria for deregistration have been satisfied. Following the delisting, our ADSs can no longer be regularly traded on an established market in the United States. Our H shares continue to be traded on the HKSE.

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

Investors are urged to consult their own tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of H shares or ADSs in their individual circumstances, including in relation to the exchange of ADSs for H shares, the applicability of U.S. federal, state and local tax laws, any changes in applicable tax laws and any pending or proposed legislation or regulations.

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

Dividends received by individuals from “qualified foreign corporations” are generally subject to a maximum U.S. federal income tax rate of 20%, so long as certain holding period requirements are met. A non-U.S. corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory for purposes of the relevant provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. The Treasury Department has determined that the China-U.S. Tax Treaty as currently in effect meets the requirements described in clause (i) above. However, the ADSs were delisted on September 2, 2022, and are no longer tradable on an established securities market in the United States. Each U.S. Holder that is an individual is urged to consult his or her tax adviser regarding the applicability of this reduced rate to dividends received with respect to the H shares or ADSs in his particular circumstance.

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

A U.S. Holder that receives Hong Kong dollars (or other foreign currency) from the sale or disposition generally will realize an amount equal to the U.S. dollar value of the Hong Kong dollars (or such other foreign currency) on the settlement date of the sale or disposition if (i) the U.S. Holder is a cash basis or electing accrual basis taxpayer and our H shares, or ADSs, as the case may be, are treated as being “traded on an established securities market” for this purpose or (ii) the settlement date is the date of the sale or disposition. If the Hong Kong dollars (or such other foreign currency) so received are converted into U.S. dollars on the settlement date, the U.S. Holder should not recognize foreign currency gain or loss on the conversion. If the Hong Kong dollars (or such other foreign currency) so received are not converted into U.S. dollars on the settlement date, the U.S. Holder will have a basis in the Hong Kong dollars (or such other foreign currency) equal to the U.S. dollar value on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the Hong Kong dollars (or such other foreign currency) generally will be treated as ordinary income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder should consult its own tax adviser regarding the U.S. federal income tax consequences of receiving Hong Kong dollars (or other currency) from a sale or disposition of the H shares or ADSs in cases not described in this paragraph.

A U.S. Holder that is a non-resident enterprise may be subject to Chinese tax on the gain realized upon the sale or other disposition of H shares or ADSs. See “—The People’s Republic of China—Taxation of Capital Gains” above. Holders should consult their own tax advisers concerning their ability to credit such Chinese taxes against their U.S. federal income tax liability in their particular situation.

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

The IRS released final and proposed Treasury regulations regarding the application of the PFIC rules to insurance companies in December 2020. The proposed Treasury regulations are not yet in force but are proposed to be effective for taxable years of U.S. Holders beginning on or after the date that final regulations are issued. The proposed Treasury regulations provide that a company is engaged in the active conduct of an insurance business only if it satisfies a factual requirements test or a “bright-line” test providing that the active conduct requirement is met if the insurance company’s “active conduct percentage” is at least 50%. The factual requirements test requires a company’s officers and employees to carry out substantial managerial and operational activities on a regular and continuous basis with respect to underwriting, investment, contract and claim management and sales activities, and perform virtually all of the active decision-making functions relevant to its underwriting functions. In general, a company’s active conduct percentage is determined by dividing the company’s aggregate expenses for certain insurance-related services of its officers and employees (excluding investment activities) by the company’s aggregate expenses for such insurance-related services, including those paid to unaffiliated persons (excluding investment activities). Activities of officers and employees of certain affiliates may be considered for both the factual requirements test and the “bright-line” test. The proposed regulations would also expand the circumstances in which a shareholder of a non-U.S. corporation is treated as owning shares of a subsidiary that is treated as a PFIC even if the corporation is not treated as a PFIC. We cannot assure you that we will not be treated as a PFIC as a result of the finalization of these regulations. We make various simplifying assumptions to estimate the asset composition and value of our subsidiaries in order to apply the PFIC tests to the income and assets of our 25% or greater owned subsidiaries. Based on our analysis of our assets and income, which takes into account these assumptions, we believe that we were not classified as a PFIC in 2022. However, there is no assurance that the IRS will not take a contrary position and assert that we are a PFIC. Furthermore, an actual determination of PFIC status is inherently factual in nature and cannot be made until the close of each applicable tax year and, accordingly, no assurances can be given that we will not become a PFIC at some point in the future.

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

The above results may also be avoided if a “mark-to-market” election is available and a U.S. Holder validly makes such an election. If the election is made, such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, its H shares or ADSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income), and to make corresponding adjustments to the tax basis of such H shares or ADSs. In addition, any gain from a sale or other disposition of H shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income). A mark-to-market election is available to a U.S. Holder only if our H shares or ADSs are considered “marketable stock” for these purposes. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange will constitute a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the market is located and meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations. We do not know whether our H shares or ADSs will be treated as marketable stock for these purposes. Our ADSs were delisted on September 2, 2022, and as a result are no longer treated as marketable stock for these purposes.

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

Medicare Taxes

Certain U.S. Holders that are individuals, estates or trusts are subject to an additional tax at the rate of 3.8% on all or a portion of their “net investment income”, which may include all or a portion of their income arising from a distribution with respect to an H Share and gain upon the sale, exchange or other disposition of such H Share.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of H Shares, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

Reportable Transactions

U.S. Holders that participate in “reportable transactions” (as defined in the Treasury regulations) must attach to their federal income tax returns a disclosure statement on Form 8886. We urge U.S. Holders to consult their own tax advisers as to the possible obligation to file Form 8886 with respect to the ownership or disposition of any Hong Kong dollars (or other foreign currency) received as a dividend or as proceeds from the sale of H shares or any other aspect of the purchase, ownership or disposition of H shares.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities to the extent specified in future IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns Form 8938, setting forth certain information with respect to such asset, if the aggregate value of all such assets exceeds the applicable reporting threshold. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include H Shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed for a failure to comply. U.S. Holders should consult their own tax advisers as to the possible application to them of these filing requirements.

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

For the years ended December 31, 2022, 2021 and 2020, our investment yield was 3.94%, 4.98%, and 5.30%, respectively. Investment contracts are generally priced with guaranteed interest rates. Dividends on participating policies are required to be at least 70% of distributable earnings attributable to such policies.

The following tables set forth selected assets and liabilities with exposure to interest rates as of December 31, 2022, 2021 and 2020.

	Expected Maturity Date
As of December 31, 2022	2023	2024	2025	2026	2027	Thereafter	Total	Fair value

	(RMB in millions, except as otherwise stated)
Assets
Held-to-maturity and available-for-sale debt securities
Fixed rate bonds
in RMB	131,599	49,525	70,911	86,298	90,401	1,831,238	2,259,972	2,383,013
Average interest rate	3.58%	4.75%	3.92%	3.68%	4.39%	3.90%	3.91%
in US$	6,419	67	189	35	7	181	6,898	6,884
Average interest rate	0.45%	5.12%	4.01%	4.23%	4.18%	4.50%	0.73%
Variable rate bonds
in RMB	36	77	202	3,896	1,411	6,757	12,379	15,954
Average interest rate	6.20%	5.18%	4.08%	3.75%	3.46%	3.93%	3.84%
Term deposits
in RMB	181,656	161,325	46,670	13,100	80,640	—	483,391	483,391
Average interest rate	4.82%	4.63%	4.06%	3.94%	3.71%	—	4.48%
in US$	2,176	—	—	—	—	—	2,176	2,176
Average interest rate	0.95%	—	—	—	—	—	0.95%
Liabilities
Securities sold under agreements to repurchase	148,958	—	—	—	—	—	148,958	148,958
Average interest rate	0.15%	—	—	—	—	—	0.15%
Interest-bearing loans and other borrowings
in British pound	—	2,307	—	—	—	—	2,307	2,307
Average interest rate	—	2.41%	—	—	—	—	2.41%
in US$	—	6,756	—	—	—	—	6,756	6,756
Average interest rate	—	2.83%	—	—	—	—	2.83%
in Euro	3,192	—	—	—	—	—	3,192	3,192
Average interest rate	3.10%	—	—	—	—	—	3.10%
Investment contracts	7,505	2,518	1,602	1,682	1,423	360,019	374,749	357,760
Average guaranteed interest rate	2.24%	2.15%	2.20%	2.16%	2.22%	2.42%	2.42%
Long-term insurance contracts	84,415	14,172	27,081	37,283	40,042	3,637,919	3,840,912
Average guaranteed interest rate	2.77%	2.54%	3.23%	3.29%	3.15%	2.92%	2.93%

	Expected Maturity Date
As of December 31, 2021	2022	2023	2024	2025	2026	Thereafter	Total	Fair value

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

The following table sets forth our exposure to equity securities as of December 31, 2022, 2021 and 2020.

	As of December 31,

	2020		2021		2022

	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
(RMB in millions)
Equity securities	700,748	700,748	699,457	699,457	890,926	890,926
Securities at fair value through profit or loss	65,955	65,955	63,714	63,714	32,261	32,261
Available-for-sale	634,793	634,793	635,743	635,743	858,665	858,665

A hypothetical 10% decline in the December 31, 2022, 2021 and 2020 value of the securities at fair value through profit or loss equity securities would result in an unrealized loss charged to the income statement of approximately RMB3,226 million, RMB6,371 million and RMB6,596 million, respectively.

A hypothetical 10% decline in the December 31, 2022, 2021 and 2020 value of the available-for-sale equity securities would result in an unrealized loss charged to the income statement of approximately RMB85,867 million, RMB63,574 million and RMB63,479 million, respectively.

The selection of a 10% immediate change in the value of equity securities should not be construed as a prediction by us of future market events but rather as an illustration of the potential impact of such an event.

Foreign Exchange Risk

Our exposure to fluctuations in foreign currency exchange rates against RMB results primarily from our foreign currency-denominated assets and loans. Our debts and capital expenditures are predominantly denominated in RMB, and the principal currencies which create foreign currency exchange rate risk in our deposits are the U.S. dollar and Hong Kong dollar. The principal currencies which expose us to foreign currency exchange risk in our loans are the U.S. dollar, British pound and Euro. Our borrowings in foreign currencies include a three-year bank loan of EUR330 million with a maturity date on September 8, 2023, and a five-year bank loan of GBP275 million with a maturity date on June 25, 2024, , both of which are fixed rate bank loans, and a five-year bank loan of US$970 million with a maturity date on September 27, 2024, and an eighteen-month bank loan of EUR100 million with a maturity date on September 8, 2023, both of which are floating rate bank loans. We recorded RMB69 million (US$10 million) in foreign exchange losses for the year ended December 31, 2022, resulting mainly from the change in foreign exchange rates applicable to our assets and liabilities held in foreign currencies. Future movements in the exchange rate of RMB against the U.S. dollar and other foreign currencies may adversely affect our results of operations and financial condition.

The following tables set forth assets denominated in currencies other than RMB as of December 31, 2022, 2021 and 2020.

	Expected Maturity Date
As of December 31, 2022	2023	2024	2025	2026	2027	Thereafter	Total	Fair value

	(in millions)
Debt securities
in US$	6,638	133	190	35	9	189	7,194	7,180
Average interest rate	0.46%	3.70%	3.98%	4.23%	3.10%	4.35%	0.73%
Other	—	—	—	1	2	15	18	18
Average interest rate	—	—	—	3.90%	1.86%	0.79%	1.10%
Term deposits
in US$	2,176	—	—	—	—	—	2,176	2,176
Average interest rate	0.95%	—	—	—	—	—	0.95%
Loans
in US$	—	—	—	—	656	622	1,278	1,351
Average interest rate	—	—	—	—	4.00%	4.25%	4.12%
Cash and cash equivalents
in US$	2,849	—	—	—	—	—	2,849	2,849
Average interest rate	0.01%	—	—	—	—	—	0.01%
in HK$	62	—	—	—	—	—	62	62
Average interest rate	—	—	—	—	—	—	—
in British pound	208	—	—	—	—	—	208	208
Average interest rate	—	—	—	—	—	—	—
in Euro	136	—	—	—	—	—	136	136
Average interest rate	—	—	—	—	—	—	—
Other	7	—	—	—	—	—	7	7
Average interest rate	—	—	—	—	—	—	—
Liabilities
Interest-bearing loans and other borrowings
in British pound	—	2,307	—	—	—	—	2,307	2,307
Average interest rate	—	2.41%	—	—	—	—	2.41%
in US$	—	6,756	—	—	—	—	6,756	6,756
Average interest rate	—	2.83%	—	—	—	—	2.83%
in Euro	3,192	—	—	—	—	—	3,192	3,192
Average interest rate	3.10%	—	—	—	—	—	3.10%

	Expected Maturity Date
As of December 31, 2021	2022	2023	2024	2025	2026	Thereafter	Total	Fair value

	(in millions)
Debt securities
in US$	4,809	27	41	13	43	100	5,033	5,043
Average interest rate	0.29%	3.23%	5.26%	3.22%	3.86%	3.32%	0.44%
Other	—	56	—	—	—	34	90	90
Average interest rate	—	0.26%	—	—	—	0.50%	0.35%
Term deposits
in US$	7,785	—	—	—	—	—	7, 785	7,785
Average interest rate	0.95%	—	—	—	—	—	0.95%
Loans
in US$	—	—	—	—	—	1,292	1,292	1,363
Average interest rate	—	—	—	—	—	4.12%	4.12%
Cash and cash equivalents
in US$	1,920	—	—	—	—	—	1,920	1,920
Average interest rate	—	—	—	—	—	—	—
in HK$	198	—	—	—	—	—	198	198
Average interest rate	0.03%	—	—	—	—	—	0.03%
in British pound	289	—	—	—	—	—	289	289
Average interest rate	—	—	—	—	—	—	—
in Euro	56	—	—	—	—	—	56	56
Average interest rate	—	—	—	—	—	—	—
Other	3	—	—	—	—	—	3	3
Average interest rate	—	—	—	—	—	—	—
Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	—	2,366	—	—	2,366	2,366
Average interest rate	—	—	—	2.57%	—	—	2.57%
in US$	—	—	—	11,668	—	—	11,668	11,668
Average interest rate	—	—	—	2.21%	—	—	2.21%
in Euro	4,652	—	—	—	—	—	4,652	4,652
Average interest rate	2.65%	—	—	—	—	—	2.65%

	Expected Maturity Date
As of December 31, 2020	2021	2022	2023	2024	2025	Thereafter	Total	Fair value

	(in millions)
Debt securities
in US$	3,804	—	31	33	75	189	4,132	4,154
Average interest rate	0.58%	—	4.67%	5.63%	4.12%	4.44%	0.89%
Other	—	1	—	—	2	39	42	42
Average interest rate	—	2.76%	—	—	0.11%	1.12%	1.13%
Term deposits
in US$	7,990	—	—	—	—	—	7,990	7,990
Average interest rate	2.06%	—	—	—	—	—	2.06%
Loans
in US$	—	—	—	—	—	1,445	1,445	1,586
Average interest rate	—	—	—	—	—	4.12%	4.12%
Cash and cash equivalents
in US$	598	—	—	—	—	—	598	598
Average interest rate	0.07%	—	—	—	—	—	0.07%
in HK$	1,297	—	—	—	—	—	1,297	1,297
Average interest rate	—	—	—	—	—	—	—
in British pound	358	—	—	—	—	—	358	358
Average interest rate	—	—	—	—	—	—	—
in Euro	140	—	—	—	—	—	140	140
Average interest rate	—	—	—	—	—	—	—
Other	7	—	—	—	—	—	7	7
Average interest rate	—	—	—	—	—	—	—
Liabilities
Interest-bearing loans and other borrowings
in British pound	—	—	—	2,444	—	—	2,444	2,444
Average interest rate	—	—	—	3.08%	—	—	3.08%
in US$	—	—	—	11,940	—	—	11,940	11,940
Average interest rate	—	—	—	2.63%	—	—	2.63%
in Euro	5,172	—	—	—	—	—	5,172	5,172
Average interest rate	1.17%	—	—	—	—	—	1.17%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

On August 22, 2022, we filed a Form 25 to delist our ADSs from the New York Stock Exchange. The delisting became effective on September 2, 2022, and our ADR program was terminated on November 11, 2022.

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

US$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

(b) Receiving or distributing dividends (c) Selling or exercising rights	Distribution of dividends	US$0.02 or less per ADS
	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	US$5.00 for each 100 ADSs (or portion thereof)

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

(e) Transferring, splitting or grouping receipts (f) Expenses of the depositary	Transfers, splitting, combining or grouping of depositary receipts	US$1.50 per ADS

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

Deutsche Bank Trust Company Americas, or Deutsche Bank, served as the depositary bank of our ADR program from January 4, 2010 to November 11, 2022. Deutsche Bank agreed to reimburse certain reasonable company expenses related to our ADR program and incurred by us in connection with our ADR program. The table below sets forth the amounts reimbursed from January 1, 2022 to November 11, 2022.

Category of Expenses	Amount Reimbursed from January 1, 2022 to November 11, 2022
NYSE listing fees	US$	74,000.00
Legal fees	US$	1,430.00
Investor relations(1)	US$	79,506.75
Broker reimbursements(2)	US$	69,496.60
Total	US$	224,433.35

(1)	Includes expenses related to announcement of results, ADR training programs, non-deal roadshows and investor relations activities.
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

A. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS

See “Item 10. Additional Information—Memorandum and Articles of Association”.

B. USE OF PROCEEDS

The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-110615), filed by us in connection with our initial public offering of H shares in the United States. In connection with the registration of the H shares, a registration statement on Form F-6 (File No.333-110622) was also filed for ADSs representing such H shares. Each of these two registration statements was declared effective by the SEC on December 11, 2003. Our H shares commenced trading on the Hong Kong Stock Exchange on December 18, 2003 and the ADSs on the New York Stock Exchange on December 17, 2003. On August 22, 2022, we filed a Form 25 to delist our ADSs from the New York Stock Exchange. The delisting became effective on September 2, 2022, and our ADR program was terminated on November 11, 2022.

The net proceeds from the initial public offering of our shares, after deduction of fees and expenses, amounted to approximately RMB24,707 million and were held in either H.K. dollars or U.S. dollars. As of the date of this annual report, a part of the cash proceeds from our global offering was invested in fixed-income products denominated in foreign currencies in China, and part of the cash proceeds was invested in securities listed on overseas stock exchanges, multi-asset portfolios and private equity funds. We invested approximately US$433 million, in addition to 2,282 million in Renminbi, in China Guangfa Bank in December 2006. We used approximately HK$12 billion for investments in Sino-Ocean Group Holding Limited in 2009, 2010 and 2013. As of December 31, 2022, for offshore public markets, we had US$1,071 million asset which was entrusted to nine offshore third-party investment managers.

ITEM 15.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

As required by Rule 13a-15(b) of the Securities Exchange Act of 1934, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and our person in charge of finance, of the effectiveness of our disclosure controls and procedures as of December 31, 2022, the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and our person in charge of finance concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2022.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013 framework). Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as of December 31, 2022.

The Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is on pages from F-2 to F-6 of this annual report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

See the attestation report included in our consolidated financial statements included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting as defined in Exchange Act Rule 13a-15(f) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

At the board of directors meeting held on August 25, 2022, we adopted an amended code of business conduct and ethics that applies to our directors, supervisors and other senior officers of our company (including our chief executive officer and person in charge of finance). The amendments we made are mainly to comply with the latest CBIRC requirements and rules of Insurance Association of China. We have filed the amended code of business conduct and ethics as Exhibit 11.1 to this annual report, and a copy of which will be provided to any person free of charge upon written request to Yinghui Li, China Life Insurance Company Limited at 16 Financial Street, Xicheng District, Beijing 100033, China.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table sets forth the aggregate audit fees, audit-related fees, tax fees and all other fees paid to our principal accountants for the fiscal years of 2022 and 2021.

	Audit Fees(1)	Audit-Related Fees	Tax Fees	All Other Fees(2)

	(RMB in millions)
2022	50	1	—	1
2021	45	2	—	1

(1)

Audit fees include fees billed for professional services rendered for audits of the consolidated financial statements and review of interim financial statements of China Life and fees billed for performing agreed-upon procedures. On June 30, 2021, we appointed PricewaterhouseCoopers Zhong Tian LLP as our independent registered certified public accountant for the fiscal year of 2021, and approved not to re-appoint Ernst & Young Hua Ming LLP on the same day. PricewaterhouseCoopers Zhong Tian LLP provided services for audits of our consolidated financial statements for the fiscal year of 2022 and review of our interim financial statements for the six months ended June 30, 2022 and performing agreed-upon procedures. The fees for 2022 set forth in the table above are fees paid by us to PricewaterhouseCoopers Zhong Tian LLP for the fiscal year of 2022.

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

As of December 31, 2022, China Life and its subsidiaries had not purchased, sold or redeemed any of China Life’s shares.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

For the fiscal years ended December 31, 2021 and 2022, PricewaterhouseCoopers Zhong Tian LLP served as our principal accountant, and issued audit reports on our consolidated financial statements.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by PRC authorities in those jurisdictions (“PCAOB-Identified Firm”). PricewaterhouseCoopers Zhong Tian LLP is an independent public accounting firm registered with the PCAOB that is headquarted in mainland China, and was therefore a PCAOB-Identified Firm under the PCAOB 2021 determinations. As a result, in May 2022, we were conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

Chinese governmental entities, through their wholly-owned entity CLIC, indirectly hold and exercise the rights of ownership of 68.37% of our equity stake as of April 14, 2023. In addition, some other entities directly or indirectly controlled by the PRC government also hold our shares through purchase in public market or strategic investment, with their shares tradable in public markets. To our knowledge, each of these entities held no more than 3% of our equity as of December 31, 2022. Chinese governmental entities have a controlling financial interest with respect to us.

The following list sets forth our current directors who are members of the Chinese Communist Party as of April 14, 2023.

Name	Position in the Chinese Communist Party

Bai Tao	Secretary to the Party Committee of China Life Insurance (Group) Company

Zhao Peng	Member of the Party Committee of China Life Insurance (Group) Company and Secretary to our Party Committee

Li Mingguang	Member of our Party Committee

Wang Junhui	Secretary to the Party Committee of China Life Asset Management Company Limited

Our articles of association contain the following provisions regarding the Chinese Communist Party:

Articles	Provisions

9	The Company shall establish an organization of the Communist Party of China in accordance with the relevant requirements of the Constitution of the Communist Party of China and the Company Law. The Party Committee shall play the core leadership role, providing direction, managing the overall situation and ensuring implementation. The Company shall also establish the working organs of the Party, which shall be equipped with sufficient staff to deal with Party affairs and provided with sufficient funds to operate the Party organization.

50	The Company shall establish the committee of the Communist Party of China Life Insurance Company Limited (the “Party Committee”). The Party Committee shall consist of one secretary, one deputy secretary and several other members. The Chairman of the Board of Directors shall serve as the secretary to the Party Committee. If, however, the Chairman of the Board of Directors mainly works at the shareholder entity, the president may also serve as the secretary to the Party Committee. One (1) deputy secretary shall be designated to assist the secretary in carrying out the Party building work. Eligible members of the Party Committee may take seats in the Board of Directors, the Board of Supervisors and the senior management through legal procedures, while eligible members of the Board of Directors, the Board of Supervisors and the senior management may take seats in the Party Committee in accordance with relevant rules and procedures. A discipline inspection committee shall also be established in accordance with relevant requirements.

51

The Party Committee shall perform the following duties in accordance with the internal rules and regulations of the Party, such as the Constitution of the Communist Party of China:

(1) To ensure and supervise the Company’s implementation of guidelines and policies of the Party and the State, and implement major strategic decisions of the Central Committee of the Party and the State Council, as well as important work arrangements of the Party organizations of higher levels;

(2) To strengthen its leadership and gate keeping role in the process of selection and appointment of personnel, focus on standards, procedures, inspection, recommendation and supervision, and adhere to the principle of the Party supervising the performance of officials while ensuring the lawful selection by the Board of Directors of the senior management and the lawful exercise of the power of the senior management in the employment of personnel;

(3) To research and discuss the reform, development and stability of the Company, major operational and management issues and major issues concerning employees’ interests, and provide comments and suggestions; to support the shareholders’ general meeting, the Board of Directors, the Board of Supervisors and the senior management in performing their duties in accordance with law, and support the employee representative meeting in carrying out its work;

(4) To undertake the main responsibility of comprehensive and strict Party management; to lead the Company’s ideological and political work, united front work, spiritual civilization construction, corporate culture cultivation, as well as the work of groups such as the labor union and the Communist Youth League; to lead the construction of the Party’s working style and its clean and honest administration, and support the discipline inspection committee in earnestly performing its supervisory responsibilities;

(5) To strengthen the Company’s grassroots Party organizations and their team building, give full play to the role of the Party branches as strongholds and to the role of the Party members as pioneers and fine examples, and unite and lead officials and employees to devote themselves into the reform and development of the Company; and

(6) To handle other important matters within the scope of duties of the Party Committee.

146	The opinions of the Party Committee of the Company shall be heard before the Board of Directors decides on material issues of the Company.

PART III

ITEM 17.	FINANCIAL STATEMENTS.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS.

See Index to Consolidated Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS.

(a) See Item 18 for a list of the financial statements filed as part of this annual report.

(b) Exhibits to this annual report.

EXHIBIT INDEX

No.	Description of Exhibit

1.1	Amended and Restated Articles of Association of the Registrant

2.1	Form of H Share Certificate(1)

2.2	Form of Deposit Agreement, including the Form of American Depositary Receipt(2)

2.3	Amendment No. 1 to Deposit Agreement(3)

2.4	Amendment No. 2 to Deposit Agreement(4)

2.5	Description of Rights of Each Class of Securities Registered under Section 12 of the Exchange Act

4.1	Restructuring Agreement(1)

4.2	Trademark License Agreement(1)

4.3	Policy Management Agreement(6)

4.4	Non-Competition Agreement(1)

4.5	Asset Management Agreement between China Life Insurance (Group) Company and China Life Asset Management Company Limited

4.6	Asset Management and Operating Service Agreement between China Life Insurance Company Limited and China Life Investment Management Company Limited(6)

4.7	Asset Management Agreement between China Life Insurance Company Limited and China Life Asset Management Company Limited

4.8	Property Leasing Agreement between China Life Insurance Company Limited and China Life Industrial Investment Company Limited

4.9	Entrustment and Account Management Agreement for Corporate Annuity Fund

4.10	Insurance Sales Framework Agreement between China Life Insurance Company Limited and China Life Property and Casualty Insurance Company Limited(5)

8.1	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics

12.1	Certification pursuant to Rule 13a-14(a)

12.2	Certification pursuant to Rule 13a-14(a)

13.1	Certification pursuant to Rule 13a-14(a) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	Inline Interactive Data File

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-110615), filed with the Commission on December 9, 2003.
(2)	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-164005), filed with the Commission on January 4, 2010.
(3)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 (File No. 333-164005), filed with the Commission on January 27, 2015.

(4)	Incorporated by reference to the Post-Effective Amendment No. 2 to Form F-6 (File No. 333-164005), filed with the Commission on May 1, 2015.
(5)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Commission on April 29, 2021.
(6)	Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Commission on April 29, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Life Insurance Company Limited

	By:	/s/ Zhao Peng
Name: Zhao Peng
Title: President and Executive Director

Date: April 21, 2023

China Life Insurance Company Limited

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of China Life Insurance Company Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of China Life Insurance Company Limited and its subsidiaries (the “Company”) as of 31 December 2022 and 2021,
and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 31 December 2022, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on criteria established in
Internal Control - Integrated Framework
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
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Long-term
insurance contract liabilities
As disclosed in Notes 2.12 and 15 to the consolidated financial statements, at 31 December 2022, the Company had long-term
insurance contract liabilities with the amount of RMB3,840,899 million. Management used the discounted cash flow method to estimate the reserve of long-term insurance contracts, which includes a reasonable estimate of liability, a risk margin and a residual margin. The significant assumptions include mortality rates, morbidity rates, lapse rates, discount rates and expense assumptions.
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

Impairment tests for investments in associates and joint ventures
As disclosed in Notes 3.3 and 9 to the consolidated financial statements, at 31 December 2022, the Company held investments in associates and joint ventures with total carrying value of RMB261,179 million. Investments in associates and joint ventures are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an investment in associate exceeds its recoverable amount. Management performed impairment tests for investments with impairment indicators as of 31 December 2022 and impairment loss of RMB3,150 million was recognised for the year ended 31 December 2022. The impairment tests involved significant estimates and judgements including expected future cash flows and discount rates.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of internal controls over the Company’s impairment tests of these investments including controls over management’s review of the impairment test methodology and the significant assumptions used in the valuation. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in (i) evaluating the appropriateness of the Company’s impairment methodology by referring to valuation principles and industry practices; (ii) comparing the discount rates used in the impairment tests with the discount rates developed by using the weighted average cost of capital model; (iii) testing the completeness and accuracy of the underlying key data used by the Company in the cash flows projections; and (iv) comparing the significant assumptions used by the Company in the impairment tests to the historical business results of these investments and industry data to assess the reasonableness of the assumptions used.

Fair value of level 3 financial assets
As disclosed in Note 4.4 to the consolidated financial statements, at 31 December 2022, the Company held level 3 financial assets measured at fair value on a recurring basis, with a carrying value of RMB396,153 million. These financial assets primarily include unlisted equity securities and unlisted debt securities, which are accounted for as available-for-sale securities at fair value or securities at fair value through profit or loss. The fair values of level 3 financial assets are measured using valuation techniques based on significant unobservable inputs.
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included obtaining an understanding, evaluating the design and testing the operating effectiveness of internal controls over the Company’s fair value measurement of level 3 financial assets, including controls over management’s review of the valuation techniques, the significant assumptions and the significant unobservable inputs used in the fair value measurements. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in (i) evaluating the appropriateness of management’s valuation techniques, significant assumptions by referring to industry practices and valuation principles; (ii) testing the significant unobservable inputs used by the Company in determining the fair values and assessing the reasonableness of these inputs by comparing them to information available from third-party sources or market data; and (iii) independently developing fair value estimates and comparing them to the management’s valuation results on a sample basis.
/s/
PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
21 April 2023
We have served as the Company’s auditor since 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of China Life Insurance Company Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of comprehensive income, changes in equity and cash flows of China Life Insurance Company Limited (the Company) for the year ended 31 December 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
/s/
 Ernst & Young Hua Ming LLP
We served as the Company’s auditor from 2013 to 2021.
Beijing, People’s Republic of China
29 April 2021

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Financial Position
As at 31 December 2022

	Notes	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million (Restated Note 34(f) (i) )
ASSETS
Property, plant and equipment	6	54,559	55,632
Right-of-use assets	7	1,810	2,518
Investment properties	8	13,193	13,374
Investments in associates and joint ventures	9	261,179	257,953
Held-to-maturity securities	10.1	1,574,204	1,533,753
Loans	10.2	596,490	666,087
Term deposits	10.3	485,567	529,488
Statutory deposits - restricted	10.4	6,333	6,333
Available-for-sale securities	10.5	1,738,108	1,429,287
Securities at fair value through profit or loss	10.6	223,790	206,771
Securities purchased under agreements to resell	10.7	38,533	12,915
Accrued investment income	10.8	52,451	51,097
Premiums receivable	12	19,697	20,361
Reinsurance assets	13	7,840	6,630
Other assets	14	28,333	39,701
Deferred tax assets	29	22,307	121
Cash and cash equivalents		127,594	60,459

Total assets		5,251,988	4,892,480

The notes on pages F-15 to F-104 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Financial Position (continued)
As at 31 December 2022

	Notes	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million (Restated Note 34(f) (i) )
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	15	3,880,160	3,419,899
Investment contracts	16	374,749	313,594
Policyholder dividends payable		96,682	124,949
Interest-bearing loans and borrowings	17	12,774	19,222
Lease liabilities		1,569	2,182
Bonds payable	18	34,997	34,994
Financial liabilities at fair value through profit or loss		3,344	3,416
Securities sold under agreements to repurchase	19	148,958	239,446
Annuity and other insurance balances payable		60,819	56,818
Premiums received in advance		50,830	48,699
Other liabilities	20	141,122	134,059
Deferred tax liabilities	29	272	7,481
Current income tax liabilities		238	248
Statutory insurance fund	21	353	339

Total liabilities		4,806,867	4,405,346

Equity
Share capital	35	28,265	28,265
Reserves	36	206,216	249,755
Retained earnings		201,688	201,041

Attributable to equity holders of the Company		436,169	479,061

Non-controlling interests		8,952	8,073

Total equity		445,121	487,134

Total liabilities and equity		5,251,988	4,892,480

Approved and authorised for issue by the Board of Directors on 29 March 2023.
The notes on pages F-15 to F-104 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Comprehensive Income
For the year ended 31 December 2022

	Notes	2022 RMB million	2021 RMB million (Restated Note 34(f) (i) )	2020 RMB million (Restated Note 34(f) (i) )
REVENUES
Gross written premiums	5	615,190	618,327	612,265
Less: premiums ceded to reinsurers		(8,270)	(8,015)	(6,053)

Net written premiums		606,920	610,312	606,212
Net change in unearned premium reserves		905	939	(1,546)

Net premiums earned		607,825	611,251	604,666

Investment income	22	186,629	178,387	154,497
Net realised gains on financial assets	23	12,707	20,344	14,583
Net fair value gains through profit or loss	24	(12,156)	4,943	21,900
Other income		9,383	10,008	9,403

Total revenues		804,388	824,933	805,049

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	25	(119,369)	(121,354)	(113,609)
Accident and health claims and claim adjustment expenses	25	(51,311)	(55,030)	(52,395)
Increase in insurance contract liabilities	25	(461,298)	(442,370)	(414,797)
Investment contract benefits	26	(13,340)	(10,628)	(9,846)
Policyholder dividends resulting from participation in profits		(20,685)	(26,511)	(28,279)
Underwriting and policy acquisition costs		(54,777)	(65,744)	(84,361)
Finance costs	27	(4,863)	(5,598)	(3,747)
Administrative expenses		(39,874)	(40,867)	(37,732)
Statutory insurance fund contribution	21	(1,314)	(1,253)	(1,229)
Other expenses		(13,994)	(15,566)	(12,280)

Total benefits, claims and expenses		(780,825)	(784,921)	(758,275)

Net gains on investments of associates and joint ventures (Including: share of profit of associates and joint ventures of RMB3,628 million, 10,328 million, 8,336 million for 2022, 2021 and 2020)	9	484	10,328	7,666

Profit before income tax	28	24,047	50,340	54,440
Income tax	29	9,467	1,917	(3,103)

Net profit		33,514	52,257	51,337

Attributable to:
- Equity holders of the Company		32,082	50,766	50,221
- Non-controlling interests		1,432	1,491	1,116
Basic and diluted earnings per share	30	RMB1.14	RMB1.80	RMB1.77

The notes on pages F-15 to F-104 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Comprehensive Income (continued)
For the year ended 31 December 2022

	Notes	2022 RMB million	2021 RMB million (Restated Note 34(f) (i) )	2020 RMB million (Restated Note 34(f) (i) )
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(83,730)	17,065	52,547
Amount transferred to net profit from other comprehensive income		(11,386)	(21,722)	(14,386)
Portion of fair value changes on available-for-sale securities attributable to policyholders equity		26,123	(1,793)	(3,959)
Share of other comprehensive income of associates and joint ventures under the equity method		(3,104)	1,260	672
Exchange differences on translating foreign operations		1,138	(398)	(986)
Income tax relating to components of other comprehensive income		17,348	1,098	(8,482)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(53,611)	(4,490)	25,406

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		(1,625)	(59)	344

Other comprehensive income for the year, net of tax		(55,236)	(4,549)	25,750

Total comprehensive income for the year, net of tax		(21,722)	47,708	77,087

Attributable to:
- Equity holders of the Company		(23,070)	46,203	75,920
- Non-controlling interests		1,348	1,505	1,167

The notes on pages F-15 to F-104 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Changes in Equity
For the year ended 31 December 2022

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million
	(Note 35)		(Note 36)
As at 1 January 2020
(Restated Note 34(f) (i) )	28,265	7,791	197,966	170,425	5,580	410,027
Net profit	—	—	—	50,221	1,116	51,337
Other comprehensive income	—	—	25,699	—	51	25,750

Total comprehensive income	—	—	25,699	50,221	1,167	77,087

Transactions with owners
Appropriation to reserves (Note 36)	—	—	16,025	(16,025)	—	—
Dividends declared (Note 32)	—	—	—	(20,834)	—	(20,834)
Dividends to non-controlling interests	—	—	—	—	(174)	(174)
Others	—	(7,791)	(1,055)	—	308	(8,538)

Total transactions with owners	—	(7,791)	14,970	(36,859)	134	(29,546)

As at 31 December 2020
(Restated Note 34(f) (i) )	28,265	—	238,635	183,787	6,881	457,568

As at 1 January 2021 (Restated Note 34(f) (i) )	28,265	—	238,635	183,787	6,881	457,568
Net profit	—	—	—	50,766	1,491	52,257
Other comprehensive income	—	—	(4,608)	—	14	(4,594)

Total comprehensive income	—	—	(4,608)	50,766	1,505	47,663

Transactions with owners
Appropriation to reserves (Note 36)	—	—	15,378	(15,378)	—	—
Dividends declared (Note 32)	—	—	—	(18,089)	—	(18,089)
Dividends to non-controlling interests	—	—	—	—	(359)	(359)
Reserves to retained earnings (Note 36)	—	—	45	(45)	—	—
Others	—	—	305	—	46	351

Total transactions with owners	—	—	15,728	(33,512)	(313)	(18,097)

As at 31 December 2021
(Restated Note 34(f) (i) )	28,265	—	249,755	201,041	8,073	487,134

As at 1 January 2022
(Restated Note 34(f) (i) )	28,265	—	249,755	201,041	8,073	487,134
Net profit	—	—	—	32,082	1,432	33,514
Other comprehensive income	—	—	(55,152)	—	(84)	(55,236)

Total comprehensive income	—	—	(55,152)	32,082	1,348	(21,722)

Transactions with owners
Appropriation to reserves (Note 36)	—	—	13,137	(13,137)	—	—
Dividends declared (Note 32)	—	—	—	(18,372)	—	(18,372)
Dividends to non-controlling interests	—	—	—	—	(469)	(469)
Reserves to retained earnings (Note 36)	—	—	(74)	74	—	—
Others	—	—	(1,450)	—	—	(1,450)

Total transactions with owners	—	—	11,613	(31,435)	(469)	(20,291)

As at 31 December 2022	28,265	—	206,216	201,688	8,952	445,121

The notes on pages F-15 to F-104 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Cash Flows
For the year ended 31 December 2022

	2022 RMB million	2021 RMB million (Restated Note 34(f) (i) )	2020 RMB million (Restated Note 34(f) (i) )
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	24,047	50,340	54,440
Adjustments for:
Investment income	(186,629)	(178,387)	(154,497)
Net realised and unrealised gains on financial assets	(551)	(25,287)	(36,483)
Insurance contracts	459,988	445,472	419,866
Depreciation and amortisation	5,291	5,328	5,164
Foreign exchange losses/(gains)	69	(645)	(119)
Net gains on investments of associates and joint ventures	(484)	(10,328)	(7,666)
Changes in operating assets and liabilities:
Increase in securities at fair value through profit or loss, net	(35,286)	(44,527)	(21,954)
Financial liabilities at fair value through profit or loss	3,175	(1,478)	3,004
Receivables and payables	75,266	47,241	40,603
Income tax paid	982	(5,862)	(3,263)
Interest received - securities at fair value through profit or loss	5,401	3,753	4,120
Dividends received - securities at fair value through profit or loss	699	826	775

Net cash inflow/(outflow) from operating activities	351,968	286,446	303,990

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	168,656	37,708	36,774
Maturities of debt investments	309,801	196,596	198,640
Disposals of equity investments	513,350	385,308	308,406
Disposals of property, plant and equipment	363	341	57
Disposals of subsidiaries	4,395	559	2,175
Purchases:
Debt investments	(519,495)	(745,973)	(593,917)
Equity investments and subsidiaries	(819,785)	(409,676)	(338,306)
Property, plant and equipment	(3,076)	(5,583)	(7,662)
Investments in associates and joint ventures	(5,436)	(7,072)	(14,942)
Decrease/(Increase) in term deposits, net	44,273	17,748	(10,947)
Increase in securities purchased under agreements to resell, net	(27,327)	(2,804)	(3,850)
Interest received	153,194	142,311	126,848
Dividends received	34,330	32,177	29,590
Increase in policy loans, net	(18,198)	(35,479)	(25,858)

Net cash inflow/(outflow) from investing activities	(164,955)	(393,839)	(292,992)

The notes on pages F-15 to F-104 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
Consolidated Statement of Cash Flows (continued)
For the year ended 31 December 2022

	2022 RMB million	2021 RMB million (Restated Note 34(f) (i) )	2020 RMB million (Restated Note 34(f) (i) )
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(Decrease) in securities sold under agreements to repurchase, net	(90,711)	117,211	4,912
Interest paid	(7,545)	(8,219)	(3,779)
Repayment of borrowings	(8,275)	(11)	(6,505)
Dividends paid to equity holders of the Company	(18,372)	(18,089)	(20,834)
Dividends paid to non-controlling interests	(469)	(372)	(161)
Cash received from borrowings	688	116	7,036
Payment of lease liabilities	(1,307)	(1,517)	(1,478)
Cash paid for redemption of other equity instruments	—	—	(9,060)
Capital injected into subsidiaries by non-controlling interests	5,896	22,850	22,846
Cash received related to other financing activities	—	—	1,069
Cash paid related to other financing activities	—	(750)	(1,592)

Net cash inflow/(outflow) from financing activities	(120,095)	111,219	(7,546)

Foreign exchange gains/(losses) on cash and cash equivalents	217	(71)	(144)

Net increase in cash and cash equivalents	67,135	3,755	3,308

Cash and cash equivalents
Beginning of the year	60,459	56,704	53,396

End of the year	127,594	60,459	56,704

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	123,142	60,275	56,585
Short-term bank deposits	4,452	184	119

The notes on pages F-15 to F-104 form an integral part of these consolidated financial statements.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2022

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
The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.
In August 2022, the Company has applied for the voluntary delisting of its American depositary shares (“ADSs”) from the New York Stock Exchange (the “NYSE”). The last day of trading of the Company’s ADSs on the NYSE was 1 September 2022 (U.S. Eastern time) and the delisting of the Company’s ADSs has taken effect on 2 September 2022 (U.S. Eastern time).
These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 29 March 2023.

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

2.1.1	New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2022

Standards/Amendments	Content	Effective for annual periods beginning on or after
Amendments to IFRS 3	Update Reference to the Conceptual Framework	1 January 2022
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	1 January 2022
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract	1 January 2022
Annual improvements	Annual Improvements to IFRS Standards 2018-2020 Cycle	1 January 2022
These amendments did not have any significant impact on the financial position and performance of the Group.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	New accounting standards and amendments that are effective for the financial year ended 31 December 2022 but temporary exemption is applied by the Group

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018
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
Classification and measurement
IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2022 and made relevant disclosures in Note 33.
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
The Group expects the presentation using IFRS 9 to result in an increase in financial assets measured at fair value at 1 January 2023, which will be more exposed to capital market fluctuations.
Impairment
IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group expects that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.
Hedge accounting
The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.
The Group will adopt IFRS 9 on 1 January 2023.The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. The Group does not intend to restate comparatives.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2022

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 17	Insurance Contracts	1 January 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	1 January 2023
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies	1 January 2023
Amendments to IAS 8	Definition of Accounting Estimates	1 January 2023
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	1 January 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	1 January 2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption
The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
IFRS 17 –
Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition, measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts. In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after 1 January 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after 1 January 2023.
The Group will adopt IFRS 17 for the preparation and disclosure of financial reports on 1 January 2023. The expected impact on the Group’s shareholders’ equity at 1 January 2023 is mainly due to these changes in IFRS 17 compared to IFRS 4, as follows:

•
It provides a comprehensive general model for insurance contracts, and the measurement is based on the building blocks of discounted, probability-weighted cash flows, a risk adjustment and a contractual service margin representing the unearned profit of the contract. It also provides the variable fee approach for insurance contracts with direct participation features and the premium allocation approach mainly for short-duration;

•	The fulfilment cash flows include the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•
Certain changes in the fulfilment cash flows relating to future service adjusts the carrying amount of the contractual service margin at the end of the reporting period, and thereby will be recognised in profit or loss over the remaining coverage period;

•
The discount rate assumption is determined based on observable current market situation that reflect the characteristics of the insurance contract. The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•
Amounts that the entity will repay to policyholders, regardless of whether an insured event occurs
(non-distinct
investment components) are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•
Variable fee approach should be adopted for insurance contracts with direct participation features where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM;

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.3	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2022 (continued)
IFRS 17 –
Insurance Contracts (continued)

•
An entity may simplify the measurement of a group of insurance contracts using the premium allocation approach if and only if the entity reasonably expects that such simplification would produce a measurement of the liability for remaining coverage for the group that would not differ materially from the one that would be produced applying the general model or the coverage period of each contract in the group is one year or less at the inception of the group;

•	Insurance revenue, insurance service expenses and insurance finance income and expenses are presented separately;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.
For insurance contracts with accounting treatments that are inconsistent with the provisions of IFRS 17 prior to 1 January 2022, the Group will adopt retrospective approach. When full retrospective approach is impracticable, the Group will adopt modified retrospective approach or fair value approach.
Except for IFRS 17, there are no other new accounting standards, amendments or IFRIC interpretations that are not yet effective but would be expected to have a significant impact on the financial position and performance of the Group.

2.2	Consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2022. Subsidiaries are those entities which are controlled by the Group (including the structured entities controlled by the Group). Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.4	Segment reporting

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
FOR THE YEAR ENDED 31 DECEMBER 2022

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
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.7	Leases (continued)

As a lessee (continued)
Subsequent measurement (continued)

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Financial assets

2.9.a	Classification
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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.9	Financial assets (continued)

2.9.b	Recognition and measurement (continued)

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.10	Fair value measurement (continued)

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
FOR THE YEAR ENDED 31 DECEMBER 2022

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
FOR THE YEAR ENDED 31 DECEMBER 2022

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
FOR THE YEAR ENDED 31 DECEMBER 2022

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
Pension benefits
Full-time employees of the Group are covered by various government-sponsored pension plans, under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans for full-time employees. All contributions made under the government-sponsored pension plans described above are fully attributable to employees at the time of the payment and the Group is unable to forfeit any amounts contributed by it to such plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund plan pursuant to the relevant laws and regulations in the PRC, whereby the Group is required to contribute to the plan at fixed rates of the employees’ salary costs. Contributions made by the Group under the annuity fund plan that is forfeited in respect of those employees who resign from their positions prior to the full vesting of the contributions will be recorded in the public account of the annuity fund and shall not be used to offset any contributions to be made by the Group in the future. All funds in the public account will be attributed to the employees whose accounts are in normal status after the approval procedures are completed as required. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.
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
FOR THE YEAR ENDED 31 DECEMBER 2022

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.21	Current and deferred income taxation (continued)

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.1	Estimates of future benefit payments and premiums arising from long-term insurance contracts
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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

3.4	Income tax
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
The Group issues certain structured entities (e.g. funds and asset management products), and acts as a manager for such entities according to the contracts. In addition, the Group may be exposed to variability of returns as a result of holding shares of the structured entities. Determining whether the Group controls such structured entities usually focuses on the assessment of the aggregate economic interests of the Group in the entities (including any carried interests and expected management fees) and the decision-making rights on the entity. As at 31 December 2022, the Group has consolidated some funds issued and managed by the Company’s subsidiary, China Life AMP Asset Management Company (“CL AMP”), some debt investment schemes and asset management products issued and managed by the Company’s subsidiary, China Life Asset Management Company Limited (“AMC”) and some trust schemes and debt investment schemes issued and managed by third parties in the consolidated financial statements.

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
The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. Reinsurance contracts cover almost all products, which contain risk liabilities. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurance agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are completely offset because of the credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks
Insurance operations of the Group are mainly located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.
The table below presents the Group’s major products of long-term insurance contracts:

Product name	For the year ended 31 December
	2022		2021
	RMB million	%	RMB million	%
Premiums of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	39,846	7.37%	40,851	7.52%
Kang Ning Whole Life (b)	13,247	2.45%	15,430	2.84%
Fu Lu Shuang Xi Participating Endowment (c)	9,379	1.73%	11,190	2.06%
Xin Ru Yi Annuity(Platinum Version) (d)	8,545	1.58%	8,781	1.62%
Hong Ying Participating Endowment (e)	31	0.01%	66	0.01%
Others(f)	469,878	86.86%	466,656	85.95%

Total	540,926	100.00%	542,974	100.00%

Insurance benefits of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	109	0.13%	67	0.08%
Kang Ning Whole Life (b)	5,453	6.27%	5,653	6.70%
Fu Lu Shuang Xi Participating Endowment (c)	3,800	4.37%	3,061	3.63%
Xin Ru Yi Annuity(Platinum Version) (d)	3,391	3.90%	3,473	4.11%
Hong Ying Participating Endowment (e)	7,581	8.72%	10,315	12.22%
Others(f)	66,630	76.61%	61,849	73.26%

Total	86,964	100.00%	84,418	100.00%

	As at 31 December 2022		As at 31 December 2021
	RMB million	%	RMB million	%
Liabilities of long-term insurance contracts
Xin Xiang Zhi Zun Annuity (Celebration Version) (a)	116,400	3.03%	73,283	2.17%
Kang Ning Whole Life (b)	386,218	10.06%	365,246	10.81%
Fu Lu Shuang Xi Participating Endowment (c)	181,523	4.73%	173,942	5.15%
Xin Ru Yi Annuity(Platinum Version) (d)	119,655	3.12%	110,063	3.26%
Hong Ying Participating Endowment (e)	7,069	0.18%	14,479	0.43%
Others(f)	3,030,034	78.88%	2,642,590	78.18%

Total	3,840,899	100.00%	3,379,603	100.00%

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

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
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(d)
Xin Ru Yi Annuity (Platinum Version) is an annuity-type insurance contract with annual premium payment method and three types of premium payment periods:

three years, five years and ten years. The insurance period is from the effective date of the contract to the effective date of the year when the insured reaches the age of eighty. Any person born above
28
days and under
70
years of age and in good health can be the insured person. If the insured person survives until the annual effective date from the effective date to the agreed annuity date, the first survival benefit will be paid at 10% of the first premium paid; the subsequent annual survival benefit will be paid at the basic insurance amount. If the insured person survives to the annual effective date from the agreed annuity commencement date to the annual effective date when the insured person reaches the age of
80
, the first annuity payment will be made at 110% of the basic insurance amount; each subsequent annuity payment will be increased by 10% of the basic insurance amount on top of the previous payment amount. The maturity benefit is paid according to the premiums paid (without interest). The death benefit is paid at the greater of the premiums paid (without interest) and the cash value of the contract at the time of the insured’s death.

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
Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from the current best estimate by 10%, pre-tax
profit for the year would have been RMB42,364 million or RMB44,114 million (as at 31 December 2021: RMB39,459 million or RMB40,963 million) lower or higher, respectively.
Holding all other variables constant, if lapse rates were to increase or decrease from the current best estimate by 10%, pre-tax
profit for the year would have been RMB1,888 million or RMB1,948 million higher or lower, respectively (as at 31 December 2021: RMB399 million or RMB472 million higher or lower).
Holding all other variables constant, if the discount rates were 50 basis points higher or lower than the current best estimate, pre-tax
profit for the year would have been RMB147,880 million or RMB167,301 million (as at 31 December 2021: RMB130,439 million or RMB152,136 million) higher or lower, respectively.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

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
Holding all other variables constant, if claim ratios are 100 basis points higher or lower than the current assumption, pre-tax
profit is expected to be RMB725 million (as at 31 December 2021: RMB740 million) lower or higher, respectively.
The following table indicates the claim development for short-term insurance contracts without taking into account the impacts of ceded business:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2018	2019	2020	2021	2022	Total
	RMB Million
Year end	40,601	49,727	52,589	56,938	54,497
1 year later	42,785	51,051	52,057	56,502
2 years later	41,945	50,972	51,597
3 years later	41,945	51,009
4 years later	41,945

Estimated accumulated claims expenses	41,945	51,009	51,597	56,502	54,497	255,550
Accumulated claims expenses paid	(41,945)	(50,494)	(50,447)	(52,985)	(33,526)	(229,397)

Unpaid claims expenses	—	515	1,150	3,517	20,971	26,153

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity analysis (continued)

The following table indicates the claim development for short-term insurance contracts taking into account the impacts of ceded business:

Estimated claims expenses	Short-term insurance contracts (accident year)
	2018	2019	2020	2021	2022	Total
	RMB Million
Year end	40,157	49,175	51,994	55,862	52,657
1 year later	42,280	50,414	51,260	54,985
2 years later	41,442	50,315	50,766
3 years later	41,442	50,340
4 years later	41,442

Estimated accumulated claims expenses	41,442	50,340	50,766	54,985	52,657	250,190
Accumulated claims expenses paid	(41,442)	(49,840)	(49,648)	(51,567)	(32,276)	(224,773)

Unpaid claims expenses	—	500	1,118	3,418	20,381	25,417

4.2	Financial risk
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
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk

(i)	Interest rate risk
Interest rate risk is the risk that the value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits, debt securities and loans which are exposed to interest rate risk. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.
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
As at 31 December 2022, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax
profit for the year would have been RMB517 million (as at 31 December 2021: RMB830 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted, debt securities and loans and the fair value losses or gains on debt securities assets at fair value through profit or loss. The pre-tax
allowance recognized in equity in available for sale securities will decrease by RMB29,948 million or increase by RMB23,795 million due to the decrease or increase in the fair value of available-for-sale
securities (as at 31 December 2021: decrease or increase by RMB18,831 million).

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
As at 31 December 2022, if the prices of all the Group’s equity securities had increased or decreased by 10% with all other variables held constant, pre-tax
profit for the year would have been RMB3,214 million (as at 31 December 2021: RMB6,371 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale
securities.
Pre-tax
available-for-sale
reserve in equity would have been RMB67,436 million or RMB84,153 million (as at 31 December 2021: RMB49,804 million) higher or lower, respectively, as a result of an increase or decrease in fair value of available-for-sale
equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the
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
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarises primary financial assets and financial liabilities denominated in currencies other than RMB as at 31 December 2022 and 2021, expressed in RMB equivalent:

As at 31 December 2022	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	10,320	58,413	—	—	—	68,733
- Securities at fair value through profit or loss	4,501	614	394	1,212	874	7,595
Debt securities
- Held-to-maturity securities	206	—	—	—	—	206
- Loans	1,278	—	—	—	—	1,278
- Available-for-sale securities	6,692	—	—	—	—	6,692
- Securities at fair value through profit or loss	296	—	8	7	3	314
Term deposits	2,176	—	—	—	—	2,176
Cash and cash equivalents	2,849	62	208	136	7	3,262

Total	28,318	59,089	610	1,355	884	90,256

Financial liabilities
Interest-bearing loans and other borrowings	6,756	—	2,307	3,192	—	12,255

Total	6,756	—	2,307	3,192	—	12,255

As at 31 December 2021	US dollar	HK dollar	GB pound	EUR	Others	Total
Financial assets
Equity securities
- Available-for-sale securities	10,989	75,694	—	—	—	86,683
- Securities at fair value through profit or loss	4,776	897	391	1,433	927	8,424
Debt securities
- Held-to-maturity securities	131	—	—	—	—	131
- Loans	1,292	—	—	—	—	1,292
- Available-for-sale securities	4,696	—	—	—	—	4,696
- Securities at fair value through profit or loss	206	—	18	11	61	296
Term deposits	7,785	—	—	—	—	7,785
Cash and cash equivalents	1,920	198	289	56	3	2,466

Total	31,795	76,789	698	1,500	991	111,773

Financial liabilities
Interest-bearing loans and other borrowings	11,668	—	2,366	4,652	—	18,686

Total	11,668	—	2,366	4,652	—	18,686

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

As at 31 December 2022, if RMB had strengthened or weakened by 10% against US dollar, HK dollar, GB pound, EUR and other foreign currencies, with all other variables held constant, pre-tax
profit for the year would have been RMB927 million (as at 31 December 2021: RMB640 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar, HK dollar, GB pound, EUR and other foreign currencies denominated financial assets and financial liabilities other than the available-for-sale
equity securities included in the table above.
Pre-tax
available-forsale reserve in equity would have been RMB6,820 million (as at 31 December 2021: RMB8,440 million) lower or higher, respectively, as a result of foreign exchange of the available-for-sale
equity securities at fair value. The actual exchange gains in 2022 were RMB69 million (2021: exchange gains in RMB645 million).

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
sheet items as at 31 December 2022 and 2021.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

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
Credit quality
The Group’s debt securities investment mainly includes government bonds, government agency bonds, corporate bonds and subordinated bonds, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2022, 99.9% (as at 31 December 2021: 100.0%) of the corporate bonds held by the Group or the issuers of these corporate bonds had credit ratings of
AA/A-2
or above. As at 31 December 2022, 100.0% (as at 31 December 2021: 100.0%) of the subordinated bonds held by the Group either had credit ratings of
AA/A-2
or above, or were issued by national commercial banks. The bonds issuers’ credit ratings are assigned by a qualified appraisal institution in the PRC and updated at each reporting date.
As at 31 December 2022, 95.6% (as at 31 December 2021: 99.5%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (“CSDCC”) in the PRC. The Group believes these commercial banks, and CSDCC have a high credit quality. The Group’s most other loans excluding policyholder loans, are guaranteed by third parties or with pledge, or have the fiscal annual budget income as the source of repayment, or have higher credit rating borrowers. As a result, the Group concludes that the credit risk associated with term deposits and accrued investment income thereof, statutory deposits - restricted, other loans, and cash and cash equivalents has not caused a material impact on the Group’s consolidated financial statements as at 31 December 2022 and 2021.
The credit risk associated with securities purchased under agreements to resell, policy loans and most of premium receivables has not caused a material impact on the Group’s consolidated financial statements taking into consideration their sufficient collateral held and maturity terms of no more than one year as at 31 December 2022 and 2021.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

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
The following tables set forth the contractual and expected undiscounted cash flows for financial assets and liabilities and insurance liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2022	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	RMB Million
Financial assets
Contractual cash inflows
Equity securities	890,926	890,926	—	—	—	—
Debt securities	2,645,176	—	264,690	467,372	422,088	3,306,607
Loans	596,490	—	333,258	137,926	78,902	118,063
Term deposits	485,567	—	195,048	226,337	100,235	—
Statutory deposits - restricted	6,333	—	4,063	988	1,718	—
Securities purchased under agreements to resell	38,533	—	38,548	—	—	—
Accrued investment income	52,451	—	52,161	290	—	—
Premiums receivable	19,697	—	19,697	—	—	—
Cash and cash equivalents	127,594	—	127,594	—	—	—

Subtotal	4,862,767	890,926	1,035,059	832,913	602,943	3,424,670

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	3,880,160	—	51,224	13,060	(346,182)	(6,164,768)
Investment contracts	374,749	—	(32,435)	48,028	117,116	(1,207,897)
Contractual cash outflows
Securities sold under agreements to repurchase	148,958	—	(149,004)	—	—	—
Financial liabilities at fair value through profit or loss	3,344	(3,344)	—	—	—	—
Annuity and other insurance balances payable	60,819	—	(60,819)	—	—	—
Interest-bearing loans and other borrowings	12,774	—	(3,675)	(9,426)	(97)	(317)
Bonds payable	34,997	—	(328)	(36,498)	—	—
Lease liabilities	1,569	—	(919)	(790)	(98)	(20)

Subtotal	4,517,370	(3,344)	(195,956)	14,374	(229,261)	(7,373,002)

Net cash inflow/(outflow)	345,397	887,582	839,103	847,287	373,682	(3,948,332)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2021	Carrying value	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years
	RMB Million
Financial assets
Contractual cash inflows
Equity securities	699,457	699,457	—	—	—	—
Debt securities	2,470,354	—	231,604	461,413	508,864	3,029,545
Loans	666,087	—	376,766	138,241	110,345	137,705
Term deposits	529,488	—	144,271	372,571	53,822	—
Statutory deposits - restricted	6,333	—	1,936	4,682	181	—
Securities purchased under agreements to resell	12,915	—	12,658	346	—	—
Accrued investment income	51,097	—	49,133	1,964	—	—
Premiums receivable	20,361	—	20,361	—	—	—
Cash and cash equivalents	60,459	—	60,459	—	—	—

Subtotal	4,516,551	699,457	897,188	979,217	673,212	3,167,250

Financial and insurance liabilities
Expected cash outflows
Insurance contracts	3,419,899	—	111,912	86,132	(202,368)	(5,990,882)
Investment contracts	313,594	—	(31,671)	16,479	94,302	(957,814)
Contractual cash outflows
Securities sold under agreements to repurchase	239,446	—	(239,679)	—	—	—
Financial liabilities at fair value through profit or loss	3,416	(3,416)	—	—	—	—
Annuity and other insurance balances payable	56,818	—	(56,818)	—	—	—
Interest-bearing loans and other borrowings	19,222	—	(2,575)	(17,183)	(179)	(439)
Bonds payable	34,994	—	(332)	(37,996)	—	—
Lease liabilities	2,182	—	(1,093)	(1,067)	(203)	(29)

Subtotal	4,089,571	(3,416)	(220,256)	46,365	(108,448)	(6,949,164)

Net cash inflow/(outflow)	426,980	696,041	676,932	1,025,582	564,764	(3,781,914)

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
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The liquidity analysis above does not include policyholder dividends payable of RMB96,682 million as at 31 December 2022 (as at 31 December 2021: RMB124,949 million). As at 31 December 2022, declared dividends of RMB88,269 million (as at 31 December 2021: RMB86,506 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the undiscounted cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.
Although all investment contracts with DPF and investment contracts without DPF contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts be surrendered immediately, it would cause a cash outflow of RMB71,556 million and RMB299,676 million, respectively for the year ended 31 December 2022 (2021: RMB68,289 million and RMB242,540 million, respectively), payable within one year.

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
The CBIRC issued the “Solvency Regulatory Rules II for Insurance Companies” at the end of 2021, and the Company has calculated the core and comprehensive solvency ratio, core capital, actual capital and minimum capital as of December 31, 2022 in accordance with these requirements, as listed below.

	As at 31 December 2022 RMB million	As at 31 December 2021 note RMB million
Core capital	699,688	1,020,756
Actual capital	1,007,601	1,055,768
Minimum capital	487,290	402,341
Core solvency ratio	144%	254%
Comprehensive solvency ratio	207%	262%
Note: Calculated in accordance with Insurance Institution Solvency Regulations (No.1 - No.17) (No. 22 [2015])
,
Notice on Matters Concerning the Formal Implementation of China’s Risk-Oriented Solvency System (No. 10 [2016]) issued by China Insurance Regulatory Commission.
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
FOR THE YEAR ENDED 31 DECEMBER 2022

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

(i)	The unconsolidated structured entities that the Group has interest in
The Group believes that the maximum exposure approximates the carrying amount of interest in these unconsolidated structured entities. The size of unconsolidated structured entities as well as the Group’s carrying amount of the assets recognised in the financial statements relating to its interest in unconsolidated structured entities and the Group’s maximum exposure are shown below:

As at 31 December 2022	Unconsolidated structured entities
	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group

Funds managed by affiliated entities	185,894	10,096	10,096	Investment income and service fee
Funds managed by third parties	Note 1	126,573	126,573	Investment income
Trust schemes managed by affiliated entities	1,992	1,295	1,295	Investment income
Trust schemes managed by third parties	Note 1	47,674	47,674	Investment income
Debt investment schemes managed by affiliated entities	60,850	22,781	22,781	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	46,458	46,458	Investment income
Others managed by affiliated entities Note 2	87,959	13,067	13,067	Investment income and service fee
Others managed by third parties Note 2	Note 1	100,892	100,892	Investment income

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.3	Disclosures about interest in unconsolidated structured entities (continued)

(i)	The unconsolidated structured entities that the Group has interest in (continued)

As at 31 December 2021	Unconsolidated structured entities
	Size RMB Million	Carrying amount of assets RMB Million	Maximum exposure RMB Million	Interest held by the Group
Funds managed by affiliated entities	168,466	9,860	9,860	Investment income and service fee
Funds managed by third parties	Note 1	97,988	97,988	Investment income
Trust schemes managed by affiliated entities	1,994	1,296	1,296	Investment income
Trust schemes managed by third parties	Note 1	62,702	62,702	Investment income
Debt investment schemes managed by affiliated entities	39,817	15,770	15,770	Investment income and service fee
Debt investment schemes managed by third parties	Note 1	51,172	51,172	Investment income
Others managed by affiliated entities Note 2	28,368	14,150	14,150	Investment income and service fee
Others managed by third parties Note 2	Note 1	107,372	107,372	Investment income

Note 1:
Funds, trust schemes, debt investment schemes and others managed by third parties were sponsored by third party financial institutions and the information related to size of these structured entities were not publicly available.

Note 2:	Others included wealth management products, special asset management schemes, and asset-backed plans, etc.

(ii)	The unconsolidated structure d entities that the Group has sponsored but does not have interest in
As at 31 December 2022, the size of the unconsolidated structured entities that the Group sponsored but had no interest was RMB608,027 million (as at 31 December 2021: RMB633,503 million), which were mainly funds, special asset management schemes, pension security products and pension products, etc., sponsored by the Group to generate management service fee income. In 2022, the management service fee from these structured entities was RMB1,731 million (2021: RMB1,995 million), which was recorded as other income. The Group did not transfer assets to these structured entities.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

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
As at 31 December 2022, assets classified as Level 1 accounted for approximately 40.21% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotations. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Group adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the funds’ net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at the reporting date as their fair market value and classified the investments as Level 1.
As at 31 December 2022, assets classified as Level 2 accounted for approximately 39.42% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent trading prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent trading prices from the Chinese interbank market or from valuation service providers.
At 31 December 2022, assets classified as Level 3 accounted for approximately 20.37% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, the comparable companies approach, etc. The determination of Level 3 is primarily based on the significance of certain unobservable inputs used to determine the fair value of those assets.
For the accounting policies regarding the determination of fair values of financial assets and liabilities, see Note 3.2.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2022:

	Fair value measurement using			Total
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities
Funds	131,897	—	—	131,897
Common stocks	396,163	17,985	—	414,148
Preferred stocks	—	—	50,522	50,522
Others	45,525	29,260	170,179	244,964
- Debt securities
Government bonds	36,945	10,243	—	47,188
Government agency bonds	77,982	235,288	—	313,270
Corporate bonds	3,678	184,885	—	188,563
Subordinated bonds	53,194	102,830	—	156,024
Others	—	1,096	173,302	174,398
Securities at fair value through profit or loss
- Equity securities
Funds	13,086	358	—	13,444
Common stocks	17,280	1,272	—	18,552
Others	92	173	—	265
- Debt securities
Government bonds	661	1,144	—	1,805
Government agency bonds	2,387	7,235	—	9,622
Corporate bonds	3,018	149,284	45	152,347
Others	129	25,521	2,105	27,755

Total	782,037	766,574	396,153	1,944,764

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,344)	—	—	(3,344)
Investment contracts at fair value through profit or loss	(7)	—	—	(7)

Total	(3,351)	—	—	(3,351)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2022:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Debt securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	160,499	188,583	45	349,127
Purchases	49,497	44,778	2,671	96,946
Transferred out of Level 3	(10)	—	—	(10)
Total gains/(losses) recorded in profit or loss	—	(1,714)	182	(1,532)
Total gains/(losses) recorded in other comprehensive income	(1,829)	(168)	—	(1,997)
Disposals or exercises	(600)	(10,778)	—	(11,378)
Maturity	(34,255)	—	(748)	(35,003)

Closing balance	173,302	220,701	2,150	396,153

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of the fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2021:

	Fair value measurement using			Total
	Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3
	RMB million	RMB million	RMB million	RMB million
Assets measured at fair value
Available-for-sale securities
- Equity securities
Funds	94,895	—	—	94,895
Common stocks	233,347	23,094	—	256,441
Preferred stocks	—	—	52,127	52,127
Others	21,010	54,535	136,456	212,001
- Debt securities
Government bonds	9,208	49,353	—	58,561
Government agency bonds	31,464	228,289	—	259,753
Corporate bonds	4,705	198,442	—	203,147
Subordinated bonds	16,880	94,149	—	111,029
Others	—	555	160,499	161,054
Securities at fair value through profit or loss
- Equity securities
Funds	17,572	222	—	17,794
Common stocks	43,476	2,173	—	45,649
Others	5	266	—	271
- Debt securities
Government bonds	153	1,240	—	1,393
Government agency bonds	2,346	5,643	—	7,989
Corporate bonds	6,646	83,734	45	90,425
Others	100	43,150	—	43,250

Total	481,807	784,845	349,127	1,615,779

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(3,416)	—	—	(3,416)
Investment contracts at fair value through profit or loss	(9)	—	—	(9)

Total	(3,425)	—	—	(3,425)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The following table presents the changes in Level 3 financial instruments for the year ended 31 December 2021:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities	Equity securities	Debt securities
	RMB million	RMB million	RMB million	RMB million
Opening balance	143,905	150,010	9	293,924
Purchases	27,415	43,661	—	71,076
Transfer into Level 3	—	—	36	36
Total gains/(losses) recorded in other comprehensive income	4,073	(2,212)	—	1,861
Disposals or exercises	—	(2,876)	—	(2,876)
Maturity	(14,894)	—	—	(14,894)

Closing balance	160,499	188,583	45	349,127

The assets and liabilities whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.
For the assets and liabilities measured at fair value on a recurring basis, during the year ended 31 December 2022, RMB4,993 million (2021: RMB16,499 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB46,485 million (2021: RMB31,764 million) debt securities were transferred from Level 2 to Level 1. RMB3,478 million equity securities were transferred from Level 1 to Level 2 (2021: RMB4,196 million equity securities were transferred from Level 1 to Level 2), whereas RMB23,470 million equity securities were transferred from Level 2 to Level 1 (2021: RMB5,520 million equity securities were transferred from Level 2 to Level 1).
For the years ended 31 December 2022 and 2021, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.
As at 31 December 2022 and 2021, significant unobservable inputs such as discount rate and discounts for lack of marketability were used in the valuation of primary assets and liabilities at fair value classified as Level 3. The fair value was not significantly sensitive to reasonable changes in these significant unobservable inputs.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

4	RISK MANAGEMENT (continued)

4.4	Fair value hierarchy (continued)

The table below presents information about the significant unobservable inputs used for primary financial instruments at fair value classified as Level 3 as at 31 December 2022 and 31 December 2021:

	Fair value	Valuation techniques	Significant unobservable inputs	Range	Relationships between fair value and unobservable inputs
Equity securities	31 December 2022: 29,597 31 December 2021: 28,245	Comparable companies approach	Discounts for lack of marketability	31 December 2022: 12%- 30% 31 December 2021: 11%- 30%	The fair value is inversely related to the discounts for lack of marketability
	31 December 2022: 41,904 31 December 2021: 36,556	Net asset value method	N/A	N/A	N/A
	31 December 2022: 133,864 31 December 2021: 116,245	Discounted cash flow method	Discount rate	31 December 2022: 2.61%- 10.02% 31 December 2021: 2.69%- 9.93%	The fair value is inversely related to discount rate
Debt securities	31 December 2022: 158,507 31 December 2021: 160,499	Discounted cash flow method	Discount rate	31 December 2022: 2.41%- 10.55% 31 December 2021: 3.21%- 9.78%	The fair value is inversely related to discount rate

5	SEGMENT INFORMATION

5.1	Operating segments
The Group operates in four operating segments:

(i)	Life insurance business (Life)
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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2022
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	485,642	115,329	14,219	—	—	615,190

- Term life	2,322	—	—	—	—
- Whole life	78,247	—	—	—	—
- Endowment	137,467	—	—	—	—
- Annuity	267,606	—	—	—	—

Net premiums earned	484,504	108,791	14,530	—	—	607,825
Investment income	165,523	11,426	425	9,255	—	186,629
Net realised gains on financial assets	11,739	799	30	139	—	12,707
Net fair value gains through profit or loss	(7,522)	(512)	(19)	(4,103)	—	(12,156)
Other income	1,270	80	—	11,366	(3,333)	9,383

Including: inter-segment revenue	—	—	—	3,333	(3,333)	—

Segment revenues	655,514	120,584	14,966	16,657	(3,333)	804,388

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(112,471)	(6,858)	(40)	—	—	(119,369)
Accident and health claims and claim adjustment expenses	—	(46,215)	(5,096)	—	—	(51,311)
Increase in insurance contract liabilities	(424,860)	(36,123)	(315)	—	—	(461,298)
Investment contract benefits	(12,887)	(453)	—	—	—	(13,340)
Policyholder dividends resulting from participation in profits	(20,566)	(119)	—	—	—	(20,685)
Underwriting and policy acquisition costs	(37,722)	(11,378)	(4,165)	(1,512)	—	(54,777)
Finance costs	(3,794)	(258)	(11)	(800)	—	(4,863)
Administrative expenses	(24,398)	(9,151)	(2,639)	(3,686)	—	(39,874)
Statutory insurance fund contribution	(888)	(330)	(96)	—	—	(1,314)
Other expenses	(8,345)	(1,428)	(335)	(7,219)	3,333	(13,994)

Including: inter-segment expenses	(3,113)	(212)	(8)	—	3,333	—

Segment benefits, claims and expenses	(645,931)	(112,313)	(12,697)	(13,217)	3,333	(780,825)

Net gains on investments of associates and joint ventures	—	—	—	484	—	484

Including: share of profit of associates and joint ventures	—	—	—	3,628	—	3,628

Segment results	9,583	8,271	2,269	3,924	—	24,047

Income tax						9,467

Net profit						33,514

Attributable to
- Equity holders of the Company						32,082
- Non-controlling interests						1,432
Other comprehensive income attributable to equity holders of the Company	(48,816)	(3,322)	(125)	(2,889)	—	(55,152)
Depreciation and amortisation	3,111	1,156	335	689	—	5,291

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

5	SEGMENT INFORMATION (continued)

	As at 31 December 2022
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	4,251,305	280,667	10,274	302,044	—	4,844,290
Others	8,871	16,427	806	261,179	—	287,283

Segment assets	4,260,176	297,094	11,080	563,223	—	5,131,573

Unallocated
Property, plant and equipment						54,559
Others						65,856

Total						5,251,988

Liabilities
Insurance contracts	3,605,769	265,369	9,022	—	—	3,880,160
Investment contracts	355,750	18,999	—	—	—	374,749
Securities sold under agreements to repurchase	131,317	8,937	337	8,367	—	148,958
Others	91,682	5,614	398	16,118	—	113,812

Segment liabilities	4,184,518	298,919	9,757	24,485	—	4,517,679

Unallocated
Others						289,188

Total						4,806,867

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	481,311	120,609	16,407	—	—	618,327

- Term life	2,501	—	—	—	—
- Whole life	69,923	—	—	—	—
- Endowment	97,791	—	—	—	—
- Annuity	311,096	—	—	—	—

Net premiums earned	480,214	114,549	16,488	—	—	611,251
Investment income	160,204	10,831	496	6,856	—	178,387
Net realised gains on financial assets	18,768	1,256	58	262	—	20,344
Net fair value gains through profit or loss	2,795	187	9	1,952	—	4,943
Other income	1,228	85	—	11,829	(3,134)	10,008

Including: inter-segment revenue	—	—	—	3,134	(3,134)	—

Segment revenues	663,209	126,908	17,051	20,899	(3,134)	824,933

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(114,657)	(6,656)	(41)	—	—	(121,354)
Accident and health claims and claim adjustment expenses	—	(48,076)	(6,954)	—	—	(55,030)
Increase in insurance contract liabilities	(413,206)	(28,956)	(208)	—	—	(442,370)
Investment contract benefits	(10,223)	(405)	—	—	—	(10,628)
Policyholder dividends resulting from participation in profits	(26,367)	(144)	—	—	—	(26,511)
Underwriting and policy acquisition costs	(38,290)	(21,021)	(4,835)	(1,598)	—	(65,744)
Finance costs	(4,608)	(308)	(14)	(668)	—	(5,598)
Administrative expenses	(23,339)	(11,069)	(2,948)	(3,511)	—	(40,867)
Statutory insurance fund contribution	(787)	(367)	(99)	—	—	(1,253)
Other expenses	(8,961)	(1,307)	(270)	(8,162)	3,134	(15,566)

Including: inter-segment expenses	(2,929)	(196)	(9)	—	3,134	—

Segment benefits, claims and expenses	(640,438)	(118,309)	(15,369)	(13,939)	3,134	(784,921)

Net gains on investments of associates and joint ventures	—	—	—	10,328	—	10,328

Including: share of profit of associates and joint ventures	—	—	—	10,328	—	10,328

Segment results	22,771	8,599	1,682	17,288	—	50,340

Income tax						1,917

Net profit						52,257

Attributable to
- Equity holders of the Company						50,766
- Non-controlling interests						1,491
Other comprehensive income attributable to equity holders of the Company	(5,290)	(354)	(16)	1,097	—	(4,563)
Depreciation and amortisation	2,919	1,359	368	682	—	5,328

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

5	SEGMENT INFORMATION (continued)

	As at 31 December 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	4,001,202	259,618	11,668	223,843	—	4,496,331
Others	9,893	16,044	569	257,953	—	284,459

Segment assets	4,011,095	275,662	12,237	481,796	—	4,780,790

Unallocated
Property, plant and equipment						55,632
Others						56,058

Total						4,892,480

Liabilities
Insurance contracts	3,180,931	228,899	10,069	—	—	3,419,899
Investment contracts	296,104	17,490	—	—	—	313,594
Securities sold under agreements to repurchase	217,288	14,536	672	6,950	—	239,446
Others	87,371	5,276	379	22,638	—	115,664

Segment liabilities	3,781,694	266,201	11,120	29,588	—	4,088,603

Unallocated
Others						316,743

Total						4,405,346

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	480,593	115,089	16,583	—	—	612,265

- Term life	2,674	—	—	—	—
- Whole life	73,747	—	—	—	—
- Endowment	109,275	—	—	—	—
- Annuity	294,897	—	—	—	—

Net premiums earned	479,600	109,091	15,975	—	—	604,666
Investment income	140,963	9,202	462	3,870	—	154,497
Net realised gains on financial assets	13,523	877	44	139	—	14,583
Net fair value gains through profit or loss	17,727	1,148	58	2,967	—	21,900
Other income	1,284	75	—	10,492	(2,448)	9,403

Including: inter-segment revenue	—	—	—	2,448	(2,448)	—

Segment revenues	653,097	120,393	16,539	17,468	(2,448)	805,049

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(108,862)	(4,714)	(33)	—	—	(113,609)
Accident and health claims and claim adjustment expenses	—	(44,987)	(7,408)	—	—	(52,395)
Increase in insurance contract liabilities	(382,132)	(32,445)	(220)	—	—	(414,797)
Investment contract benefits	(9,494)	(352)	—	—	—	(9,846)
Policyholder dividends resulting from participation in profits	(28,129)	(150)	—	—	—	(28,279)
Underwriting and policy acquisition costs	(60,841)	(15,921)	(5,315)	(2,284)	—	(84,361)
Finance costs	(2,798)	(183)	(7)	(759)	—	(3,747)
Administrative expenses	(23,360)	(8,677)	(2,649)	(3,046)	—	(37,732)
Statutory insurance fund contribution	(833)	(302)	(94)	—	—	(1,229)
Other expenses	(8,575)	(1,051)	(241)	(4,861)	2,448	(12,280)

Including: inter-segment expenses	(2,292)	(148)	(8)	—	2,448	—

Segment benefits, claims and expenses	(625,024)	(108,782)	(15,967)	(10,950)	2,448	(758,275)

Net gains on investments of associates and joint ventures	—	—	—	7,666	—	7,666

Including: share of profit of associates and joint ventures	—	—	—	8,336	—	8,336

Segment results	28,073	11,611	572	14,184	—	54,440

Income tax						(3,103)

Net profit						51,337

Attributable to
- Equity holders of the Company						50,221
- Non-controlling interests						1,116
Other comprehensive income attributable to equity holders of the Company	23,685	1,534	78	402	—	25,699
Depreciation and amortisation	3,086	1,118	351	609	—	5,164

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

5	SEGMENT INFORMATION (continued)

	As at 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	3,537,020	222,559	10,964	117,327	—	3,887,870
Others	10,076	14,939	675	239,584	—	265,274

Segment assets	3,547,096	237,498	11,639	356,911	—	4,153,144

Unallocated
Property, plant and equipment						53,616
Others						46,784

Total						4,253,544

Liabilities
Insurance contracts	2,767,642	195,487	10,096	—	—	2,973,225
Investment contracts	271,757	16,455	—	—	—	288,212
Securities sold under agreements to repurchase	109,156	7,070	358	5,665	—	122,249
Others	84,668	6,013	370	23,720	—	114,771

Segment liabilities	3,233,223	225,025	10,824	29,385	—	3,498,457

Unallocated
Others						297,519

Total						3,795,976

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

6	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2022	59,826	8,394	1,311	6,790	2,433	78,754
Transfers upon completion	3,174	286	—	(3,622)	93	(69)
Additions	64	503	1	2,124	—	2,692
Transfers into investment properties	—	—	—	(266)	—	(266)
Disposals	(110)	(299)	(44)	—	(320)	(773)

As at 31 December 2022	62,954	8,884	1,268	5,026	2,206	80,338

Accumulated depreciation
As at 1 January 2022	(14,644)	(5,786)	(996)	—	(1,671)	(23,097)
Charge for the year	(2,079)	(819)	(118)	—	(335)	(3,351)
Disposals	83	286	43	—	282	694

As at 31 December 2022	(16,640)	(6,319)	(1,071)	—	(1,724)	(25,754)

Impairment
As at 1 January 2022	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2022	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2022	45,158	2,608	315	6,789	762	55,632

As at 31 December 2022	46,290	2,565	197	5,025	482	54,559

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

6	PROPERTY, PLANT AND EQUIPMENT (continued)

	Buildings	Office equipment, furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	RMB million
Cost
As at 1 January 2021	50,428	8,115	1,352	12,179	2,799	74,873
Transfers upon completion	8,439	—	—	(8,908)	182	(287)
Additions	1,415	735	5	3,728	—	5,883
Transfers into investment properties	—	—	—	(209)	—	(209)
Disposals	(456)	(456)	(46)	—	(548)	(1,506)

As at 31 December 2021	59,826	8,394	1,311	6,790	2,433	78,754

Accumulated depreciation
As at 1 January 2021	(13,085)	(5,434)	(891)	—	(1,822)	(21,232)
Charge for the year	(1,830)	(786)	(149)	—	(379)	(3,144)
Disposals	271	434	44	—	530	1,279

As at 31 December 2021	(14,644)	(5,786)	(996)	—	(1,671)	(23,097)

Impairment
As at 1 January 2021	(24)	—	—	(1)	—	(25)
Charge for the year	—	—	—	—	—	—
Disposals	—	—	—	—	—	—

As at 31 December 2021	(24)	—	—	(1)	—	(25)

Net book value
As at 1 January 2021	37,319	2,681	461	12,178	977	53,616

As at 31 December 2021	45,158	2,608	315	6,789	762	55,632

As at 31 December 2022, the net book value of buildings above which were in process to obtain title certificates was RMB6,459 million (as at 31 December 2021: RMB9,605 million).

7	LEASES

(a)	Right-of-use assets

	Buildings	Others	Total
	RMB million
Cost
As at 1 January 2022	5,370	2	5,372
Additions	639	1	640
Deductions	(1,808)	—	(1,808)

As at 31 December 2022	4,201	3	4,204

Accumulated depreciation
As at 1 January 2022	(2,853)	(1)	(2,854)
Charge for the year	(1,138)	(1)	(1,139)
Deductions	1,599	—	1,599

As at 31 December 2022	(2,392)	(2)	(2,394)

Impairment
As at 1 January 2022	—	—	—

As at 31 December 2022	—	—	—

Net book value
As at 1 January 2022	2,517	1	2,518

As at 31 December 2022	1,809	1	1,810

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

7	LEASES (continued)

(a)	Right-of-use assets (continued)

	Buildings	Others	Total
	RMB million
Cost
As at 1 January 2021	5,430	2	5,432
Additions	972	1	973
Deductions	(1,032)	(1)	(1,033)

As at 31 December 2021	5,370	2	5,372

Accumulated depreciation
As at 1 January 2021	(2,355)	(1)	(2,356)
Charge for the year	(1,410)	(1)	(1,411)
Deductions	912	1	913

As at 31 December 2021	(2,853)	(1)	(2,854)

Impairment
As at 1 January 2021	—	—	—

As at 31 December 2021	—	—	—

Net book value
As at 1 January 2021	3,075	1	3,076

As at 31 December 2021	2,517	1	2,518

The Group had no significant profit or loss from subleasing
right-of-use
assets or sale and leaseback transactions for the year ended 31 December 2022 (2021: same).
The Group’s
right-of-use
assets include the above assets and land use rights disclosed in Note 14.

(b)	The amounts recognised in profit or loss in relation to leases are as follows:

	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
Interest on lease liabilities	74	96
Depreciation charge of right-of-use assets	1,139	1,411
Expense relating to short-term leases	324	333
Expense relating to leases of low-value assets (except for short-term lease liabilities)	—	1

Total	1,537	1,841

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

8	INVESTMENT PROPERTIES

Buildings RMB million
Cost
As at 1 January 2022	14,971
Additions	266
Deductions	(11)

As at 31 December 2022	15,226

Accumulated depreciation
As at 1 January 2022	(1,597)
Additions	(437)
Deductions	1

As at 31 December 2022	(2,033)

Net book value
As at 1 January 2022	13,374

As at 31 December 2022	13,193

Fair value
As at 1 January 2022	16,626

As at 31 December 2022	16,854

Buildings RMB million
Cost
As at 1 January 2021	15,385
Additions	(414)

As at 31 December 2021	14,971

Accumulated depreciation
As at 1 January 2021	(1,168)
Additions	(429)

As at 31 December 2021	(1,597)

Net book value
As at 1 January 2021	14,217

As at 31 December 2021	13,374

Fair value
As at 1 January 2021	17,285

As at 31 December 2021	16,626

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

8	INVESTMENT PROPERTIES (continued)

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
As at 31 December 2022, the Group has no investment properties for which the title certificates were in process to obtain (as at 31 December 2021: RMB981 million).
The fair value of investment properties of the Group as at 31 December 2022 amounted to RMB16,854 million (as at 31 December 2021: RMB16,626 million), which was estimated by the Group having regards to valuations performed by independent appraisers. The investment properties were classified as Level 3 in the fair value hierarchy.
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

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2022	2021
	RMB million	RMB million
As at 1 January	257,953	239,584
Change of the cost	12,877	11,400
Share of profit or loss	3,628	10,328
Dividends declared	(5,373)	(4,480)
Other equity movements	(4,756)	1,121
Impairment	(3,150)	—

As at 31 December	261,179	257,953

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

Movement
	Accounting method	Cost	As at 31 December 2021	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2022	Percentage of equity interest	Accumulated amount of impairment
	RMB Million										RMB Million
Associates
China Guangfa Bank Co., Ltd. (“CGB”) (i)	Equity Method	53,201	86,179	8,025	5,857	(774)	(1,202)	—	98,085	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	11,899	—	(4,831)	(61)	(2,168)	(2,645)	2,194	29.59%	(5,862)
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	Equity Method	9,600	10,151	3,600	282	(75)	(457)	—	13,501	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,692	—	76	(33)	2	—	1,737	35.00%	—
China Pipe Group Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	21,438	—	1,364	(1,279)	46	—	21,569	43.86%	—
China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,801	22,644	—	706	(337)	(411)	—	22,602	10.03%	—
Others (iv)	Equity Method	48,735	49,015	734	(161)	(1,736)	(184)	(505)	47,163		(505)

Subtotal		165,921	203,018	12,359	3,293	(4,295)	(4,374)	(3,150)	206,851		(6,367)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”)	Equity Method	6,281	5,546	—	(131)	(138)	6	—	5,283	66.67%	—
Mapleleaf Century Limited (“MCL”)	Equity Method	7,656	4,237	—	54	—	(738)	—	3,553	75.00%	—
Others (iv)	Equity Method	49,094	45,152	518	412	(940)	350	—	45,492		—

Subtotal		63,031	54,935	518	335	(1,078)	(382)	—	54,328		—

Total		228,952	257,953	12,877	3,628	(5,373)	(4,756)	(3,150)	261,179		(6,367)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

9	INVESTMENT IN ASSOCIATES AND JOINT VENTURES (continued)

(i)
The 2021 final dividend of RMB0.0813 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 24 June 2022. The Company’s cash dividend receivable is RMB774 million.

(ii)
The 2021 final dividend of HKD 0.032 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 20 May 2022. The Company received a cash dividend equivalent to RMB61 million.

On 31 December 2021, the cumulative impairment loss of RMB3,217 million for the investment in Sino-Ocean had been recognised by the Group. On 31 December 2022, the Hong Kong stock price of Sino-Ocean was HKD
1.09

per share. The Group performed an impairment test for the investment and recognised an impairment provision of RMB
2,645
 million based on the share price of Sino-Ocean H shares. If the share price of Sino-Ocean decreases by
10
% as of 31 December 2022, it will increase the Group’s provision for impairment by RMB million. If the Group’s share of the book value of Sino-Ocean’s net assets attributable to shareholders of the parent company as at 31 December 2022 is lower than the book value of long-term equity investment in Sino-Ocean held by the Group, a RMB1,000 million decrease in the net assets attributable to shareholders of the parent company would result in a decrease of RMB million in the book value of the Group’s long-term equity investment in Sino-Ocean.

(iii)
The 2021 final dividend of RMB0.0391 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 10 May 2022. The Company received a cash dividend of RMB125 million. The 2022 interim dividend of RMB0.0663 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 13 October 2022. The Company received a cash dividend equivalent to RMB212 million.

On 31 December 2022, the stock price of China Unicom was RMB4.48 per share.

(iv)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(v)	There is no significant restriction for the Group to dispose of its associates and joint ventures.
As at 31 December 2022, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.03%
Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%
As at 31 December 2021, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%
Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2022 and for the year ended 31 December 2022:

	CGB	Sino-Ocean	CLP&C	COFCO Futures	Pipeline Company	China Unicom	Joy City	MCL
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Total assets	3,417,906	246,072	135,690	29,306	37,315	644,687	9,710	23,957
Total liabilities	3,156,057	198,186	101,933	25,889	1,369	297,413	22	12,773
Total equity	261,849	47,886	33,757	3,417	35,946	347,274	9,688	11,184
Total equity attributable to equity holders of the associates and joint ventures	216,858	31,747	33,757	3,407	35,946	154,370	9,688	11,184
Total adjustments (i)	369	(7,790)	—	—	384	16,038	(1,764)	(6,447)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	217,227	23,957	33,757	3,407	36,330	170,408	7,924	4,737
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.03%	66.67%	75.00%
Gross carrying value of the investments	98,085	8,056	13,501	1,737	21,569	22,602	5,283	3,553
Impairment	—	(5,862)	—	—	—	—	—	—
Net carrying value of the investments	98,085	2,194	13,501	1,737	21,569	22,602	5,283	3,553

Total revenues	75,154	42,447	87,461	3,222	6,097	361,123	(145)	883
Net profit/(loss)	15,528	(15,650)	717	219	3,128	16,651	(164)	774
Other comprehensive income	(2,765)	(6,186)	(1,197)	6	—	190	10	(1,750)
Total comprehensive income	12,763	(21,836)	(480)	225	3,128	16,841	(154)	(976)

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

9	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (continued)

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
The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2022 and 31 December 2021. The Group had a capital contribution commitment of RMB15,231 million with associates and joint ventures as at 31 December 2022 (as at 31 December 2021: RMB20,730 million). The capital contribution commitment amount has been included in the capital commitments in Note 39.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

10	FINANCIAL ASSETS

10.1	Held-to-maturity securities

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Debt securities
Government bonds	378,105	349,370
Government agency bonds	1,004,162	911,451
Corporate bonds	178,203	209,627
Subordinated bonds	13,734	63,305

Total	1,574,204	1,533,753

Debt securities
Listed in Mainland, PRC	231,704	246,134
Listed in Hong Kong, PRC	144	87
Listed overseas	62	44
Unlisted (i)	1,342,294	1,287,488

Total	1,574,204	1,533,753

(i)	Unlisted debt securities are those traded on the Chinese interbank market.
As at 31 December 2022, there is

no provision for the investment of
held-to-maturity
securities (as at 31 December 2021: nil).

Debt securities - fair value hierarchy	As at 31 December 2022			As at 31 December 2021
	Level 1	Level 2	Total	Level 1	Level 2	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Government bonds	240,597	177,217	417,814	68,300	314,113	382,413
Government agency bonds	104,751	976,103	1,080,854	74,241	895,343	969,584
Corporate bonds	719	185,426	186,145	7,911	211,882	219,793
Subordinated bonds	—	15,993	15,993	—	66,481	66,481

Total	346,067	1,354,739	1,700,806	150,452	1,487,819	1,638,271

Debt securities - Contractual maturity schedule	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:
Within one year	33,961	55,370
After one year but within five years	160,527	147,786
After five years but within ten years	83,894	163,479
After ten years	1,295,822	1,167,118

Total	1,574,204	1,533,753

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

10	FINANCIAL ASSETS (continued)

10.2	Loans

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Policy loans (i)	254,407	236,209
Other loans	344,426	433,697

Total	598,833	669,906

Impairment	(2,343)	(3,819)

Net value	596,490	666,087

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:
Within one year	307,396	348,940
After one year but within five years	180,686	182,493
After five years but within ten years	97,081	106,319
After ten years	13,670	32,154

Total	598,833	669,906

Impairment	(2,343)	(3,819)

Net value	596,490	666,087

(i)	As at 31 December 2022, maturities of policy loans are within 6 months (as at 31 December 2021: same), and their fair values approximated to their carrying amounts.

10.3	Term deposits

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:
Within one year	183,832	135,301
After one year but within five years	301,735	394,187

Total	485,567	529,488

As at 31 December 2022, the Group’s term deposits of RMB2,175 million(as at 31 December 2021: RMB2,641 million) were deposited in banks for risk reserves of enterprise annuity fund investments, risk reserves of personal endowment security management business and backing overseas borrowings, which are restricted to use.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

10	FINANCIAL ASSETS (continued)

10.4	Statutory deposits - restricted

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Contractual maturity schedule:
Within one year	3,933	1,720
After one year but within five years	2,400	4,613

Total	6,333	6,333

Insurance companies in China are required to deposit an amount that equals 20% of their registered capital with banks in compliance with regulations of the CBIRC. These funds may not be used for any purpose other than for paying off debts during liquidation proceedings.

10.5	Available-for-sale securities

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	47,188	58,561
Government agency bonds	313,270	259,753
Corporate bonds	188,563	203,147
Subordinated bonds	156,024	111,029
Others (i)	174,398	161,054

Subtotal	879,443	793,544

Equity securities
Funds	131,897	94,895
Common stocks	414,148	256,441
Preferred stocks	50,522	52,127
Others (i)	244,964	212,001

Subtotal	841,531	615,464

Available-for-sale securities, at cost
Equity securities
Others (i)	17,134	20,279

Total	1,738,108	1,429,287

(i)	Other available-for-sale securities mainly include unlisted equity investments, private equity funds, trust schemes and perpetual bonds.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

10	FINANCIAL ASSETS (continued)

10.5	Available-for-sale securities (continued)

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Debt securities
Listed in Mainland, PRC	85,450	86,145
Listed in Hong Kong, PRC	38	—
Listed overseas	94	—
Unlisted	793,861	707,399

Subtotal	879,443	793,544

Equity securities
Listed in Mainland, PRC	420,287	238,155
Listed in Hong Kong, PRC	59,495	75,694
Listed overseas	59	28
Unlisted	378,824	321,866

Subtotal	858,665	635,743

Total	1,738,108	1,429,287

Unlisted debt securities are those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities are those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations, wealth management products and private equity funds.

Debt securities - Contractual maturity schedule	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:
Within one year	118,373	36,597
After one year but within five years	206,086	179,476
After five years but within ten years	239,004	318,992
After ten years	315,980	258,479

Total	879,443	793,544

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

10	FINANCIAL ASSETS (continued)

10.6	Securities at fair value through profit or loss

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Debt securities
Government bonds	1,805	1,393
Government agency bonds	9,622	7,989
Corporate bonds	152,347	90,425
Others (i)	27,755	43,250

Subtotal	191,529	143,057

Equity securities
Funds	13,444	17,794
Common stocks	18,552	45,649
Others	265	271

Subtotal	32,261	63,714

Total	223,790	206,771

Debt securities
Listed in Mainland, PRC	36,455	29,934
Listed in Hong Kong, PRC	21	23
Listed overseas	293	273
Unlisted	154,760	112,827

Subtotal	191,529	143,057

Equity securities
Listed in Mainland, PRC	16,901	45,817
Listed in Hong Kong, PRC	637	736
Listed overseas	4,233	4,849
Unlisted	10,490	12,312
Subtotal	32,261	63,714

Total	223,790	206,771

(i)	Other debt securities at fair value through profit or loss mainly include interbank negotiable certificates of deposit.
Unlisted debt securities are those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities are those not traded on stock exchanges, which are mainly open-ended funds with public market price quotations.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

10	FINANCIAL ASSETS (continued)

10.7	Securities purchased under agreements to resell

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Maturing:
Within 30 days	38,215	11,896
Above 30 days	318	1,019

Total	38,533	12,915

10.8	Accrued investment income

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Bank deposits	13,238	12,735
Debt securities	32,580	31,900
Others	6,633	6,462

Total	52,451	51,097

Current	49,356	49,031
Non-current	3,095	2,066

Total	52,451	51,097

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

11	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES
The table below presents the carrying value and estimated fair value of major financial assets and liabilities, and investment contracts:

	Carrying value		Estimated fair value (i)
	As at 31 December 2022	As at 31 December 2021	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million	RMB million	RMB million
Held-to-maturity securities (ii)	1,574,204	1,533,753	1,700,806	1,638,271
Loans (iii)	596,490	666,087	605,692	686,005
Term deposits	485,567	529,488	485,567	529,488
Statutory deposits - restricted	6,333	6,333	6,333	6,333
Available-for-sale securities, at fair value	1,720,974	1,409,008	1,720,974	1,409,008
Securities at fair value through profit or loss	223,790	206,771	223,790	206,771
Securities purchased under agreements to resell	38,533	12,915	38,533	12,915
Cash and cash equivalents	127,594	60,459	127,594	60,459
Investment contracts (iii)	(374,749)	(313,594)	(357,760)	(299,727)
Financial liabilities at fair value through profit or loss	(3,344)	(3,416)	(3,344)	(3,416)
Securities sold under agreements to repurchase	(148,958)	(239,446)	(148,958)	(239,446)
Bonds payable	(34,997)	(34,994)	(35,387)	(35,898)
Interest-bearing loans and borrowings	(12,774)	(19,222)	(12,774)	(19,222)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.
(ii)	The fair value of held-to-maturity securities is determined by reference with other debt securities which are measured by fair value. Please refer to Note 4.4.
(iii)	Investment contracts at fair value through profit or loss have quoted prices in active markets, and therefore, their fair value was classified as Level 1.
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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

12	PREMIUMS RECEIVABLE
As at 31 December 2022, the carrying value of premiums receivable within one year was RMB19,079 million (as at 31 December 2021: RMB19,935 million).

13	REINSURANCE ASSETS

	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
Long-term insurance contracts ceded (Note 15)	4,897	4,910
Due from reinsurance companies	1,433	485
Ceded unearned premiums (Note 15)	774	823
Claims recoverable from reinsurers (Note 15)	736	412

Total	7,840	6,630

Current	2,943	1,720
Non-current	4,897	4,910

Total	7,840	6,630

14	OTHER ASSETS

	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
Land use rights(i)	8,092	8,107
Disbursements	6,255	5,330
Automated policy loans	3,855	3,673
Investments receivable and prepaid	1,029	9,493
Due from related parties	963	717
Tax prepaid	171	3,353
Prepayments to constructors	77	101
Others	7,891	8,927

Total	28,333	39,701

Current	18,439	30,756
Non-current	9,894	8,945

Total	28,333	39,701

(i)	The Group’s right-of-use assets include the above land use rights and right-of-use assets disclosed in Note 7.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

15	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

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

Discount rate assumptions
As at 31 December 2022	4.85%
As at 31 December 2021	4.85%
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

Discount rate assumptions
As at 31 December 2022	2.68%~4.80%
As at 31 December 2021	2.88%~4.80%
There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information available at the end of each reporting period, including the consideration of risk margin.

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
FOR THE YEAR ENDED 31 DECEMBER 2022

15	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(iii)
Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group determines expense assumptions based on information available at the end of each reporting period and risk margin. Components of expense assumptions include the cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 31 December 2022	45.00	0.85%~0.90%	25.00	0.90%
As at 31 December 2021	45.00	0.85%~0.90%	25.00	0.90%

(iv)
The lapse rates are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which bring uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions and future expectations.

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

(vi)
The policy dividend assumption has uncertainty and is affected by factors such as the expected investment returns, the Group’s dividend policy, and the reasonable expectations of policyholders. The Group is obliged to pay 70% or a higher percentage as agreed in the insurance policy of the cumulative distributable income to the participating insurance policyholders.

(b)	Net liabilities of insurance contracts

	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
Gross
Long-term insurance contracts	3,840,899	3,379,603
Short-term insurance contracts
- Claims and claim adjustment expenses	26,153	26,234
- Unearned premiums	13,108	14,062

Total, gross	3,880,160	3,419,899

Recoverable from reinsurers
Long-term insurance contracts (Note 13)	(4,897)	(4,910)
Short-term insurance contracts
- Claims and claim adjustment expenses (Note 13)	(736)	(412)
- Unearned premiums (Note 13)	(774)	(823)

Total, ceded	(6,407)	(6,145)

Net
Long-term insurance contracts	3,836,002	3,374,693
Short-term insurance contracts
- Claims and claim adjustment expenses	25,417	25,822
- Unearned premiums	12,334	13,239

Total, net	3,873,753	3,413,754

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

15	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts
The table below presents movements in claims and claim adjustment expense reserve:

	2022 RMB million	2021 RMB million
Notified claims	4,197	4,319
Incurred but not reported	22,037	17,672

Total as at 1 January - Gross	26,234	21,991

Cash paid for claims settled
- Cash paid for current year claims	(33,526)	(34,301)
- Cash paid for prior year claims	(20,193)	(17,783)
Claims incurred
- Claims arising in current year	54,497	56,938
- Claims arising in prior years	(859)	(611)

Total as at 31 December - Gross	26,153	26,234

Notified claims	3,272	4,197
Incurred but not reported	22,881	22,037

Total as at 31 December - Gross	26,153	26,234

The table below presents movements in unearned premium reserves:

	2022				2021
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	14,062	(823)	13,239	14,701	(523)	14,178
Increase	13,108	(774)	12,334	14,062	(823)	13,239
Release	(14,062)	823	(13,239)	(14,701)	523	(14,178)

As at 31 December	13,108	(774)	12,334	14,062	(823)	13,239

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

15	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts
The table below presents movements in the liabilities of long-term insurance contracts:

	2022 RMB million	2021 RMB million
As at 1 January	3,379,603	2,936,533
Premiums	540,926	542,974
Release of liabilities (i)	(282,665)	(287,705)
Accretion of interest	166,174	148,504
Change in assumptions
- Change in discount rates	31,918	30,701
- Change in other assumptions (ii)	2,549	7,574
Other movements	2,394	1,022

As at 31 December	3,840,899	3,379,603

(i)
The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

(ii)
For the year ended 31 December 2022, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB2,415 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB134 million.

For the year ended 31 December 2021, the change in other assumptions was mainly caused by the change in morbidity rate assumptions of certain products, which increased insurance contract liabilities by RMB5,897 million. This change reflected the Group’s most recent experience and future expectations about the morbidity rates as at the reporting date. Changes in assumptions other than morbidity rates increased insurance contract liabilities by RMB1,677 million.

16	INVESTMENT CONTRACTS

	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
Investment contracts with discretionary participating features (“DPF”) at amortised cost	71,970	68,544
Investment contracts without DPF
- At amortised cost	302,772	245,041
- At fair value through profit or loss	7	9

Total	374,749	313,594

The table below presents movements of investment contracts with DPF:

	2022 RMB million	2021 RMB million
As at 1 January	68,544	64,950
Deposits received	4,498	4,910
Deposits withdrawn, payments on death and other benefits	(2,533)	(2,711)
Policy fees deducted from account balances	(42)	(41)
Interest credited	1,503	1,436

As at 31 December	71,970	68,544

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

17	INTEREST-BEARING LOANS AND BORROWINGS

	Maturity date	Interest rate	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
Credit loans	5 January 2022	1.80%	—	563
Guaranteed loans	13 January 2022	1.50%	—	913
Guaranteed loans	9 March 2022	EURLIBOR+3.00%(i)	—	794
Guaranteed loans	8 September 2023	Within 12 months, EURIBOR+2.50%; Over 12 months, EURIBOR+2.70%(ii)	742	—
Guaranteed loans	8 September 2023	3.10%	2,450	2,383
Credit loans	25 June 2024	3.08%	2,307	2,366
Credit loans	16 September 2024	3.30%	—	5,483
Credit loans	27 September 2024	USD LIBOR+1.00%(iii)	6,756	6,184
Mortgages loans	15 June 2034	LPR(iv)	436	450
Mortgages loans	15 June 2034	LPR+0.53%(iv)	51	53
Mortgages loans	15 June 2034	LPR+0.63%(iv)	32	33

Total			12,774	19,222

(i)	3.00% when EURIBOR is negative.
(ii)	2.50% for 12 months and 2.70% for more than 12 months when EURIBOR is negative.
(iii)	1.00% when USD LIBOR is negative.
(iv)	The adjustment date is 1 January of each year.

18	BONDS PAYABLE
As at 31 December 2022, all bonds payable were the bonds for capital replenishment (the “Bond”) with a total carrying value of RMB34,997 million (as at 31 December 2021: RMB34,994 million), and the fair value of RMB35,387 million (as at 31 December 2021: RMB35,898 million). The fair value of the Bond was classified as level 2 in the fair value hierarchy. The following table presents the par value of the bonds payable:

Issue date	Maturity date	Interest rate p.a.	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
22 March 2019	22 March 2029	4.28%	35,000	35,000

Total			35,000	35,000

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

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

19	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
Interbank market	101,641	181,121
Stock exchange market	47,317	58,325

Total	148,958	239,446

Maturing:
Within 30 days	148,958	237,371
More than 30 days within 90 days	—	2,075

Total	148,958	239,446

As at 31 December 2022, bonds with a carrying value of RMB110,104 million (as at 31 December 2021: RMB199,211 million) were pledged as collateral for financial assets sold under agreements to repurchase resulting from repurchase transactions entered into by the Group in the interbank market.
For debt repurchase transactions through the stock exchange, the Group is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to the stock exchange’s regulation which should be no less than the balance of the related repurchase transaction. As at 31 December 2022, the carrying value of securities deposited in the collateral pool was RMB269,925 million (as at 31 December 2021: RMB298,043 million). The collateral is restricted from trading during the period of the repurchase transaction.

20	OTHER LIABILITIES

	As at 31 December 2022 RMB million	As at 31 December 2021 RMB million
Payable to the third-party holders of consolidated structured entities	73,845	67,862
Interest payable to policyholders	19,959	17,866
Salary and welfare payable	11,735	12,884
Brokerage and commission payable	4,664	5,352
Payable to constructors	2,606	2,497
Agency deposits	1,298	1,467
Interest payable of debt instruments	1,241	1,528
Tax payable	704	720
Stock appreciation rights (Note 31)	340	291
Others	24,730	23,592

Total	141,122	134,059

Current	141,122	134,059
Non-current	—	—

Total	141,122	134,059

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

21	STATUTORY INSURANCE FUND
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

22	INVESTMENT INCOME

	For the year ended 31 December
	2022	2021	2020
	RMB million	RMB million	RMB million
Debt securities
- held-to-maturity securities	62,883	56,830	44,757
- available-for-sale securities	32,079	29,491	22,695
- at fair value through profit or loss	5,174	4,079	3,482
Equity securities
- available-for-sale securities	28,934	27,806	24,185
- at fair value through profit or loss	770	912	798
Bank deposits	25,161	25,949	25,860
Loans	30,915	32,970	31,948
Securities purchased under agreements to resell	713	350	772

Total	186,629	178,387	154,497

For the year ended 31 December 2
022 th
e interest income included in investment income was RMB156,925 million (for the year ended 31
December 2021: RMB
149,669

million, for the year ended 31 December 2020: RMB
129,514

million). Interest income was mainly accrued using the effective interest method.

23	NET REALIS E D GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2022	2021	2020
	RMB million	RMB million	RMB million
Debt securities
Realised gains (i)	7,344	198	1,287
Impairment (ii)	1,621	(1,359)	288

Subtotal	8,965	(1,161)	1,575

Equity securities
Realised gains (i)	23,573	42,867	24,925
Impairment (ii)	(19,831)	(21,362)	(11,917)

Subtotal	3,742	21,505	13,008

Total	12,707	20,344	14,583

(i)	Realised gains were generated mainly from available-for-sale securities.
(ii)
During the year ended 31 December 2022, the Group recognised an impairment charge of RMB2,644 million on available-for-sale
funds (2021: RMB8 million, 2020: RMB111 million); an impairment charge of RMB15,486 million on available-for-sale
stock securities (2021: RMB21,354 million, 2020: RMB11,732 million); an impairment charge of RMB1,701 million on available-for-sale
other equity securities (2021: nil, 2020: RMB74 million); an impairment reversal of RMB145 million on available-for-sale
debt securities (2021: an impairment reversal of RMB17 million, 2020: an impairment reversal of RMB16 million,); no impairment charge of loans (2021: an impairment charge of RMB1,376 million, 2020:nil), an impairment reversal of RMB1,476 million on loans(2021:nil, 2020: an impairment reversal of RMB275 million), and no impairment charge of held-to-maturity securities (2021: nil, 2020: RMB3 million), for which the Group determined that objective evidence of impairment existed.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

24	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2022	2021	2020
	RMB million	RMB million	RMB million
Debt securities	(1,613)	1,069	(583)
Equity securities	(10,956)	3,470	22,997
Stock appreciation rights	(49)	202	255
Financial liabilities at fair value through profit or loss	462	202	(648)
Derivative financial instruments	—	—	(121)

Total	(12,156)	4,943	21,900

25	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2022
Life insurance death and other benefits	124,086	(4,717)	119,369
Accident and health claims and claim adjustment expenses	53,638	(2,327)	51,311
Increase in insurance contract liabilities	461,285	13	461,298

Total	639,009	(7,031)	631,978

For the year ended 31 December 2021
Life insurance death and other benefits	125,998	(4,644)	121,354
Accident and health claims and claim adjustment expenses	56,327	(1,297)	55,030
Increase in insurance contract liabilities	443,053	(683)	442,370

Total	625,378	(6,624)	618,754

For the year ended 31 December 2020
Life insurance death and other benefits	117,129	(3,520)	113,609
Accident and health claims and claim adjustment expenses	53,073	(678)	52,395
Increase in insurance contract liabilities	415,186	(389)	414,797

Total	585,388	(4,587)	580,801

26	INVESTMENT CONTRACT BENEFITS
Benefits of investment contracts are mainly the interest credited to investment contracts.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

27	FINANCE COSTS

	For the year ended 31 December
	2022	2021	2020
	RMB million	RMB million	RMB million
Interest expenses for securities sold under agreements to repurchase	2,689	3,523	1,565
Interest expenses for bonds payable	1,500	1,500	1,503
Interest expenses for interest-bearing loans and borrowings	600	479	566
Interest on lease liabilities	74	96	113

Total	4,863	5,598	3,747

28	PROFIT BEFORE INCOME TAX
Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2022	2021	2020
	RMB million	RMB million	RMB million
Employee salaries and welfare costs	20,232	20,936	19,553
Housing benefits	1,481	1,413	1,319
Contribution to the defined contribution pension plan	3,444	3,274	2,455
Depreciation and amortisation	5,291	5,328	5,164
Foreign exchange gains/(losses)	69	(645)	(119)
Remuneration in respect of audit services provided by auditors	53	53	63

29	TAXATION
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2022	2021	2020
	RMB million	RMB million	RMB million
Current taxation - Enterprise income tax	2,190	4,824	6,588
Deferred taxation	(11,657)	(6,741)	(3,485)

Total tax charges	(9,467)	(1,917)	3,103

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25 % in the PRC (2021: same, 2020: same) is as follows:

	For the year ended 31 December
	2022	2021	2020
	RMB million	RMB million	RMB million
Profit before income tax	24,047	50,340	54,440
Tax computed at the statutory tax rate	6,012	12,585	13,610
Adjustment on current income tax of previous period	(246)	(412)	(464)
Non-taxable income (i)	(15,844)	(14,386)	(10,787)
Expenses not deductible for tax purposes (i)	311	276	202
Unused tax losses	33	27	507
Others	267	(7)	35

Income tax at the effective tax rate	(9,467)	(1,917)	3,103

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

29	TAXATION (continued)

( b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2021: same, 2020: same) is as follows (continued):

(i)
Non-taxable
income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2022 and 31 December 2021, the amounts of deferred tax assets and liabilities are as follows:

	As at 31	As at 31
	December 2022	December 2021
	RMB million	RMB million
Deferred tax assets	24,884	22,354
Deferred tax liabilities	(2,849)	(29,714)

Net deferred tax assets	22,307	121
Net deferred tax liabilities	(272)	(7,481)

As at 31 December 2022 and 31 December 2021, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%.
The movements in net deferred income tax assets and liabilities during the period were as follows:
Net deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)
As at 1 January 2021	4,334	(22,386)	2,853	(15,199)
(Charged)/Credited to net profit	2,862	3,534	345	6,741
(Charged)/Credited to other comprehensive income
- Available-for-sale securities	—	677	—	677
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	448	—	—	448
- Others	—	(27)	—	(27)

As at 31 December 2021	7,644	(18,202)	3,198	(7,360)

As at 1 January 2022	7,644	(18,202)	3,198	(7,360)
(Charged)/Credited to net profit	1,612	3,025	7,020	11,657
(Charged)/Credited to other comprehensive income
- Available-for-sale securities	—	23,776	—	23,776
- Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(6,530)	—	—	(6,530)
- Others	—	492	—	492

As at 31 December 2022	2,726	9,091	10,218	22,035

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

29	TAXATION (continued)

(c)	As at 31 December 2022 and 31 December 2021, the amounts of deferred tax assets and liabilities are as follows (continued):

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

(iii)
The deferred tax arising from the others category is mainly related to deductible losses available for use in future years, and the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB3,183 million as at 31 December 2022 (as at 31 December 2021: RMB3,173 million).

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Deferred tax assets:
- deferred tax assets to be recovered after 12 months	15,954	14,695
- deferred tax assets to be recovered within 12 months	8,930	7,659

Subtotal	24,884	22,354

Deferred tax liabilities:
- deferred tax liabilities to be settled after 12 months	(1,396)	(26,850)
- deferred tax liabilities to be settled within 12 months	(1,453)	(2,864)

Subtotal	(2,849)	(29,714)

Net deferred tax assets/(liabilities)	22,035	(7,360)

30	EARNINGS PER SHARE
There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2022 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2021: same).

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

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
As at 31 December 2022, there were 55.01 million units outstanding and exercisable (as at 31 December 2021: same). As at 31 December 2022, the amount of intrinsic value for the vested stock appreciation rights was RMB327 million (as at 31 December 2021: RMB278 million).
The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 18% to 51%, an expected dividend yield of no higher than 7.14% and a risk-free interest rate ranging from 1.05% to 4.07%.
The Company recognised a loss of RMB49 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2022 (2021: The Company recognised a gain of RMB202 million in the net fair value through profit or loss in the consolidated comprehensive income representing the fair value change of the rights). RMB327 million and RMB13 million were included in salary and staff welfare payable included under other liabilities for the units not exercised and exercised but not paid as at 31 December 2022 (as at 31 December 2021: RMB278 million and RMB13 million), respectively. There was no unrecognised compensation cost for the stock appreciation rights as at 31 December 2022 (as at 31 December 2021: nil).

32	DIVIDENDS
Pursuant to the shareholders’ approval at the Annual General Meeting on 29 June 2022, a final dividend of RMB 0.65 (inclusive of tax) per ordinary share totalling RMB 18,372 million in respect of the year ended 31 December 2021 was declared and paid in 2022. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2022.
Pursuant to the shareholders’ approval at the Annual General Meeting on 30 June 2021, a final dividend of RMB 0.49 (inclusive of tax) per ordinary share totalling RMB13,850 million in respect of the year ended 31 December 2020 was declared and paid in 2021. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2021.
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
Pursuant to a resolution passed at the meeting of the Board of Directors on 29 March 2023, a final dividend of RMB0.49 (inclusive of tax) per ordinary share totalling approximately RMB13,850 million for the year ended 31 December 2022 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2022.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

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

(a)
The tables below present the fair value of the following groups of financial assets(i) under IFRS 9 as at 31 December 2022 and 31 December 2021 and fair value changes for the year ended 31 December 2022 and 31 December 2021:

	For the year ended 31 December
	2022	2021
	RMB million	RMB million
Held for trading financial assets	223,790	206,771
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
- Financial assets with contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI”)	2,553,284	2,559,014
- Financial assets with contractual terms that do not give rise to SPPI	1,236,915	958,340

Total	4,013,989	3,724,125

	Fair value changes for the year ended 31 December
	2022	2021
	RMB million	RMB million
Held for trading financial assets	(12,569)	4,541
Financial assets that are managed and whose performance are evaluated on a fair value basis	—	—
Other financial assets
- Financial assets with contractual terms that give rise to SPPI	16,929	92,219
- Financial assets with contractual terms that do not give rise to SPPI	(62,141)	14,959

Total	(57,781)	111,719

(i)	Only including securities at fair value through profit or loss, loans (excluding policy loans), available-for-sale securities and held-to-maturity securities.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

33	DISCLOSURES ABOUT THE TEMPORARY EXEMPTION FROM IFRS 9 (continued)

(b)	The table below presents the credit risk exposure (ii) for aforementioned financial assets with contractual terms that give rise to SPPI:

	Carrying amount (iv)	Carrying amount (iv)
	As at 31 December 2022	As at 31 December 2021
	RMB Million	RMB Million
Domestic
Rating not required (iii)	855,149	832,127
AAA	1,549,830	1,592,582
AA+	5,383	6,551
AA	5	80
AA-	3,000	3,000

Subtotal	2,413,367	2,434,340

Overseas
A+	105	427
A	6,417	4,331
A-	89	13
BBB+	99	75
BBB	1	—
BBB-	45	—
BB	161	—

Subtotal	6,917	4,846

Total	2,420,284	2,439,186

(c)	The table below presents financial assets without low credit risk for aforementioned financial assets with contractual terms that give rise to SPPI:

	As at 31 December 2022
	Carrying amount (iv)	Fair value
	RMB Million	RMB Million
Domestic	8,388	7,123
Overseas	161	161

Total	8,549	7,284

	As at 31 December 2021
	Carrying amount (iv)	Fair value
	RMB Million	RMB Million
Domestic	9,631	7,274

Total	9,631	7,274

(ii)
Credit risk ratings for domestic assets are provided by domestic qualified external rating agencies and credit risk ratings for overseas assets are provided by overseas qualified external rating agencies.

(iii)	Mainly including government bonds and policy financial bonds.
(iv)	For financial assets measured at amortised cost, the carrying amount before adjusting impairment allowance is disclosed here.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

34	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties with control relationship
Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the Company	Nature of ownership	Legal representative
CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; fund management business permitted by national laws and regulations or approved by the State Council of the People’s Republic of China; and other businesses approved by insurance regulatory agencies.	Immediate and ultimate holding company	State-owned	Bai Tao

(b)	Subsidiaries
Refer to Note 34(
f
) for the basic and related information of subsidiaries.

(c)	Associates and joint ventures
Refer to Note 9 for the basic and related information of associates and joint ventures.

(d)	Other related parties

Significant related parties	Relationship with the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Management Company Limited (Formerly known as “China Life Investment Holding Company Limited”)(“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited (“CL Ecommerce”)	Under common control of CLIC
China Life Healthcare Investment company limited (“CLHI”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Registered capital of related parties with control relationship and changes during the year

Name of related party	As at 31 December 2021 million	Increase million	Decrease million	As at 31 December 2022 million
CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB4,000	—	—	RMB4,000
China Life Pension Company Limited (“Pension Company”)	RMB3,400	—	—	RMB3,400
China Life (Suzhou) Pension and Retirement Investment Company Limited (“Suzhou Pension Company”)	RMB2,181	—	—	RMB2,181
CL AMP	RMB1,288	—	—	RMB1,288
CL Wealth	RMB200	—	—	RMB200
Shanghai Rui Chong Investment Co., Limited (“Rui Chong Company”)	RMB6,100	—	—	RMB6,100
China Life (Beijing) Health Management Co., Limited (“CL Health”)	RMB1,530	—	—	RMB1,530
China Life Franklin (Shenzhen) Equity Investment Fund Management Co., Limited (“Franklin Shenzhen Company”)	USD2	RMB87	—	RMB100
Xi’an Shengyi Jingsheng Real Estate Co., Ltd. (“Shengyi Jingsheng”)	RMB1,131	—	RMB300	RMB831
Dalian Hope Building Company Ltd. (“Hope Building”)	RMB484	—	—	RMB484
China Life Insurance Sales Company Limited (“CL Sales”)	RMB544	—	—	RMB544
China Life (Hangzhou) Company Limited (“CL Hangzhou”)	RMB65	—	—	RMB65
China Life Jiayuan (Xiamen) Health Management Company Limited (“CL Jiayuan”)	RMB1,500	—	—	RMB1,500
China Life (Tianjin) Pension Health Investment Company Limited (“CL Tianjin Health”)	RMB700	—	—	RMB700
The table above does not include the partnerships and the subsidiaries which were not set up or invested in Mainland China that having control relationship with the Group. These partnerships and subsidiaries do not have related information about registered capital.

(f)	Percentages of holding of related parties with control relationship and changes during the year

	As at 31 December 2021				As at 31 December 2022
Shareholder	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

	As at 31 December 2021				As at 31 December 2022
Subsidiaries	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,746	74.27% directly and indirectly	—	—	RMB2,746	74.27% directly and indirectly
China Life Franklin Asset Management Company Limited (“AMC HK”)	HKD 130	50.00% indirectly	—	—	HKD 130	50.00% indirectly
Suzhou Pension Company	RMB2,181	100.00% directly	—	—	RMB2,181	100.00% directly
CL AMP	RMB1,095	85.03% indirectly	—	—	RMB1,095	85.03% indirectly
CL Wealth	RMB200	100.00% indirectly	—	—	RMB200	100.00% indirectly
Golden Phoenix Tree Limited	—	100.00% directly	—	—	—	100.00% directly

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

	As at 31 December 2021				As at 31 December 2022
Subsidiaries (continued)	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding

King Phoenix Tree Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Rui Chong Company	RMB6,100	100.00% directly	—	—	RMB6,100	100.00% directly
New Aldgate Limited	RMB1,167	100.00% directly	—	—	RMB1,167	100.00% directly
Glorious Fortune Forever Limited	—	100.00% directly	—	—	—	100.00% directly
CL Hotel Investor, L.P.	RMB285	100.00% directly	—	—	RMB285	100.00% directly
Golden Bamboo Limited	RMB1,993	100.00% directly	RMB1,108	—	RMB3,101	100.00% directly
Sunny Bamboo Limited	RMB1,876	100.00% directly	RMB483	—	RMB2,359	100.00% directly
Fortune Bamboo Limited	RMB2,435	100.00% directly	—	—	RMB2,435	100.00% directly
China Century Core Fund Limited	USD1,125	100.00% indirectly	—	—	USD1,125	100.00% indirectly
CL Health	RMB1,530	100.00% directly	—	—	RMB1,530	100.00% directly
Franklin Shenzhen Company	USD2	100.00% indirectly	RMB87	—	RMB100	100.00% indirectly
Guo Yang Guo Sheng	RMB2,835	89.997% directly	—	—	RMB2,835	89.997% directly
New Capital Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
New Fortune Wisdom Limited	—	100.00% indirectly	—	—	—	100.00% indirectly
Wisdom Forever Limited Partnership	USD452	100.00% indirectly	—	—	USD452	100.00% indirectly
Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Jiu”)	RMB571	99.98% directly	—	RMB31	RMB540	99.98% directly
Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership) (“Yuan Shu Yuan Pin”)	RMB571	99.98% directly	—	RMB31	RMB540	99.98% directly
Shanghai Wansheng Industry Partnership (Limited Partnership) (“Shanghai Wansheng”)	RMB4,024	99.98% directly	RMB12	—	RMB4,036	99.98% directly
Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership) (“Bai Ning”)	RMB1,680	99.98% directly	—	—	RMB1,680	99.98% directly
Hope Building	RMB484	100.00% indirectly	—	—	RMB484	100.00% indirectly
Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianfu”)	RMB548	99.98% directly	—	RMB46	RMB502	99.98% directly

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Percentages of holding of related parties with control relationship and changes during the year (continued)

	As at 31 December 2021				As at 31 December 2022
Subsidiaries (continued)	Amount million	Percentage of holding	Increase million	Decrease million	Amount million	Percentage of holding
Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership) (“Yuanxiang Tianyi”)	RMB548	99.98% directly	—	RMB46	RMB502	99.98% directly
Shengyi Jingsheng	RMB1,093	100% indirectly	—	—	RMB1,093	100% indirectly
CBRE Global Investors U.S. Investments I, LLC (“CG Investments”)	RMB4,111	99.99% directly	—	—	RMB4,111	99.99% directly
China Life Guangde(Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“CL Guang De”)	RMB616	99.95% directly	RMB700	—	RMB1,316	99.95% directly
Beijing China Life Pension Industry Investment Fund (Limited Partnership) (“CL Pension Industry”)	RMB504	99.90% directly	RMB1,888	—	RMB2,392	99.90% directly
China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership) (“China Life Qihang Fund l”)	RMB6,065	99.99% directly	RMB850	—	RMB6,915	99.99% directly
China Life Xing Wan (Tianjin) Enterprise Management Partnership (Limited Partnership)(“CL Xing wan”)	RMB3,865	99.98% indirectly	—	RMB100	RMB3,765	99.98% indirectly
CL Sales	—	90.81% directly	—	—	—	90.81% directly
CL Hangzhou	RMB65	99.99% indirectly	—	—	RMB65	99.99% indirectly
CL Jiayuan	RMB300	99.99% indirectly	—	—	RMB300	99.99% indirectly
CL Tianjin Health (i)	—	—	RMB1,216	—	RMB1,216	99.99% indirectly

(i)
On 8 December 2022, CL Pension Industry injected capital of RMB million to CL Tianjin Health, a wholly owned subsidiary of CLIC, and acquired
99.99
% of the shareholders’ equity. Both parties are under common control by CLIC which is not transitory before and after the combination. Therefore, this is a business combination under common control. The financial statements of the Group were restated based on the financial statements as at 31 December 2021 obtained from the merged party on the combination date.

In December 2022 CL Pension Industry increased its investment in CL Tianjin Health by RMB million. As at 31 December 2022, the change of registration with the department in charge of industrial and commercial administration was still in progress.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties

		For the year ended 31 December
		2022	2021
	Notes	RMB million	RMB million
Transactions with CLIC and its subsidiaries
CLIC
Distribution of dividends from the Company and AMC to CLIC		12,941	12,663
Policy management fee received from CLIC	(i) (vii)	463	554
Asset management fee received from CLIC	(ii.a)	150	156
CLP&C
Capital increase (Note 9)		3,600	—
Agency fee received from CLP&C	(iii) (vii)	1,516	1,634
Rental and a service fee received from CLP&C		99	78
Dividends from CLP&C (Note 9)		75	214
Asset management fee received from CLP&C	(ii.c)	43	52
CLI
Payment of asset management fee to CLI	(ii.d) (vii)	637	588
CLHI
Payment of operation management service fee to CLHI	(vi)	96	112
CL Overseas
Asset management fee received from CL Overseas	(ii.b)	108	79
Transactions with associates and joint ventures
CGB
Capital increase (Note 9)		8,025	—
Interest received from CGB		2,747	3,268
Dividends from CGB (Note 9)		774	662
Commission expenses charged by CGB	(iv)	218	190
Insurance premium received from CGB		180	88
Rental fee received from CGB		173	145
Sino-Ocean
Dividends from Sino-Ocean (Note 9)		61	271
Interest of corporate bonds received from Sino-Ocean		7	17
Transaction between other associates and joint ventures and the Group
Dividends from other associates and joint ventures (Note 9)		4,463	3,333
Transaction between EAP and the Group
Contribution to EAP		1,355	1,357
Transactions between other subsidiaries and the Company
Payment of an asset management fee
Payment of an asset management fee to AMC	(ii.e) (vii)	2,872	2,742
Payment of an asset management fee to AMC HK	(ii.f)	18	15
Payment of an asset management fee to Pension Company		94	7
Dividends from subsidiaries
Dividends from AMC		549	432
Dividends from Pension Company		241	127
Dividends from the other subsidiaries		475	738

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)

		For the year ended 31 December
		2022	2021
	Notes	RMB million	RMB million
Agency fee received
Agency fee received from Pension Company for entrusted sales of annuity funds and other businesses	(v)	57	70
Rental received
Rental received from Pension Company		76	70
Capital increase in subsidiaries (Note 34(f))
Capital contribution to CL Pension Industry		1,888	495
Capital contribution to Golden Bamboo Limited		1,108	—
Capital contribution to China Life Qihang Fund I		850	6,064
Capital contribution to CL Guang De		700	321
Capital contribution to Sunny Bamboo Limited		483	—
Capital contribution to Shanghai Wansheng		12	12
Capital reduction of subsidiaries (Note 34(f))
Capital contribution to Yuanxiang Tianfu		46	—
Capital contribution to Yuanxiang Tianyi		46	—
Capital contribution to Yuanshu Yuanpin		31	—
Capital contribution to Yuanshu Yuanjiu		31	—
Transactions between the consolidated structured entities and the Company
Distribution of profits from the consolidated structured entities to the Company		15,686	15,947
Notes:

(i)
On 31 December 2021, the Company and CLIC renewed an insurance agency agreement, effective from 1 January 2022 to 31 December 2024. The Company performs its duties as insurance agent in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferable
policies. The policy management fee was payable annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB14 per policy and (2) 2.5% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)
In December 2018, CLIC renewed an asset management agreement with AMC, entrusting AMC to manage and make investments for its insurance funds. The agreement is effective from 1 January 2019 to 31 December 2021. In July 2020, CLIC revised the asset management agreement with AMC, effective from 1 July 2020 to 31 December 2022. In accordance with the agreement and the revision, CLIC paid AMC a basic service fee at the rate of 0.08% per annum for the management of insurance funds. The service fee was calculated on a monthly basis and payable on a quarterly basis, by multiplying the average book value of the assets under management (after deducting the funds and interests of positive repurchase transactions and deducting the principal and interests of debt and equity investment schemes, project asset-backed schemes and customised non-standard
products) at the beginning and the end of any given month by the rate of 0.08%, divided by 12. According to specific projects, debt investment schemes, equity investment plans, project asset-backed plans, and customised non-standard
products are based on the contractual agreed rate, without paying for an extra management fee. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared the actual results against benchmark returns and made adjustment to the basic service fee.

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
FOR THE YEAR ENDED 31 DECEMBER 2022

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

(ii.d)
On 27 December 2021, the Company and CLI renewed an operation and management agreement of alternative investment of insurance funds, effective from 1 January 2022 to 31 December 2023. The agreement shall be automatically renewed for one year unless either party gives written notice to the other party not to renew it 90 business days prior to the expiration of this agreement. In accordance with the agreement, the Company entrusted CLI to engage in investment, operation and management of non-standard
financial products and securitised financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee, product management fee and a performance related bonus based on the agreement. For existing projects, the management fee rate depended on the rate determined previously; for newly signed projects, the management fee rate was determined by both sides based on market and management pattern, and the maximum rate shall not exceed 0.6%. The performance-related bonus is based on the internal return rate by the Company upon expiry of the project. In addition, the Company adjusts the investment management fees for fixed-income projects and non-fixed-income
projects based on the annual evaluation results on CLI’s performance. The adjustment (variable management fee) ranges from negative 2% to positive 2% of the investment management fee in the current period.

(ii.e)
On 28 December 2018, the Company and AMC renewed the agreement for the management of insurance funds, effective from
1 January 2019 to 31 December 2021. On 1 July 2020, the Company and AMC revised the agreement for the management of insurance funds, effective from 1 July 2020 to 31 December 2022. In accordance with the agreement and the revision, the Company entrusted AMC to manage and make investments for its insurance funds and paid AMC a fixed investment management service fee and a variable investment management service fee. The daily accrued fixed service fee was calculated and payable on a quarterly basis, by multiplying the net value of the total investment assets on the day by the variety-based annual investment management fee rate divided by 360; the variable investment management service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)
On 29 December 2021, the Company and AMC HK renewed the management agreement of insurance funds investment, which is effective from 1 January 2022 to 31 December 2024. In accordance with the agreement, the Company entrusted AMC HK to manage and make investments for its insurance funds and paid AMC HK an asset management fee on a semi-annual basis. The management fee is determined by market-oriented pricing, and the maximum investment management fee paid annually is RMB30 million. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)
On 31 January 2018, CLP&C and the Company signed an insurance agency framework agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorised jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement is effective for three years, from 8 March 2018 to 7 March 2021. On 20 February 2021, CLP&C and the Company renewed the agreement, effective for two years, from 8 March 2021 to
7 March 2023.

CLP&C and CL Sales signed the Strategic Cooperation Agreement on 22 July 2019. According to the agreement, CL Sales, as an agent of insurance products, provides intermediary services for CLP&C. The two parties determine the specific commissions and the standard of sales management fee through fair negotiation, based on the local market price and the paid- in premium which exclude value-added tax and deducte the premium from batch reduction. This agreement is valid for three years, from 22 July 2019 to 21 July 2022.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(g)	Transactions with significant related parties (continued)
Notes (continued):

(iv)
On 19 October 2018, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the sale of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category individual insurance products after deducting the surrender premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement was effective from the signing date to 16 August 2020. On 22 August 2020, the Company and CGB renewed an insurance agency agreement to distribute insurance products, effective from the signing date to 22 August 2022.

On 19 August 2022, the Company and CGB signed an insurance part-time agency business cooperation agreement, effective from the signing date to 31 December 2022.

On 27 December 2021, the Company and CGB renewed another insurance agency agreement to distribute corporate group insurance products. The corporate group insurance products suitable for distribution through bancassurance channels are included in the agreement. The Company paid the agency commission by multiplying the net amount of total premiums received from the sale of each category group insurance product after deducting the surrender premiums, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed by reference to comparable market prices of independent third-parties. The commissions are paid on a monthly basis. The agreement is effective for one years from 1 January 2022, with an automatic one-year
renewal, no more than twice, if no objections were raised by either party upon expiry.

(v)
On 29 December 2021, the Company and Pension Company renewed an entrusted sales service agreement for pension business acted by life business. The agreement is effective from 1 January 2022 to 31 December 2024. The business means that Pension Company entrusted the Company to cooperate in selling enterprise annuity funds, pension security business, occupational pension business and the third-pillar pension financial business. According to the agreement, the commissions for the cooperative service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 50% to 70% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for cooperative account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for cooperative investment management services, in accordance with the duration of the agreement, are calculated at 35% to 60% of the annual investment management fee (excluding risk reserves for investment). For pension security business, the commissions of the group pension plan are, in accordance with the duration of the contracts, calculated at 50% to 3% of the annual investment management fee, decreasing annually; the commissions of the personal pension plan are calculated at 30% to 50% of the annual investment management fee according to the various rates of the daily management fee applied to the various individual pension management products in all of the management years; the cooperative commissions of occupation annuity and third-pillar pension financial business should be determined by both parties on a separate occasion. The commissions charged to Pension Company by the Company are eliminated in the consolidated statement of comprehensive income of the Group.

(vi)
On 31 December 2021, the Company and CLHI renewed an aged-care projects management service agreement, effective from
1 January 2022 to 31 December 2022. In accordance with the agreement, the Company entrusted CLHI to operate and manage existed aged-care projects and paid CLHI a management service fee. The management service fee was calculated and payable on a quarterly basis, by multiplying the total amount of the investments under management (based on the daily weighted average investment amount) by the annual rate of 2.2%.

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
FOR THE YEAR ENDED 31 DECEMBER 2022

34	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h)	Amounts due from/to significant related parties
The following table summarises the balances due from and to significant related parties. The balances of the Group are all unsecured. The balances of the Group are non-interest-bearing
and have no fixed repayment dates except for deposits with CGB, wealth management products and other securities of CGB, and debt securities issued by Sino-Ocean.

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	539	342
Amount due from CL Overseas	118	59
Amount due from CLP&C	293	258
Amount due to CLP&C	(53)	(17)
Amount due from CLI	5	51
Amount due to CLI	(528)	(445)
Amount due from CLRE	4	2
Amount due to CLHI	(61)	(40)
Amount deposited with CGB	57,904	69,148
Wealth management products and other financial instruments of CGB	8,027	8,384
Amount due from CGB	761	9,138
Amount due to CGB	(66)	(80)
Debt securities of Sino-Ocean	648	356
Amount due from Sino-Ocean	4	7
Amount due from CL Ecommerce	4	3
Amount due to CL Ecommerce	(29)	(15)
The resulting balances due from and to subsidiaries of the Company
Amount due from CL Hotel Investors ,L.P.	6,137	—
Amount due to AMC	(782)	(717)
Amount due to AMC HK	(7)	(8)
Amount due from Pension Company	43	46
Amount due to Pension Company	(123)	(114)
Amount due from Rui Chong Company	274	604

(i)	Key management personnel compensation

	For the year ended 31 December
	2022	2021
	RMB million	RMB million
Salaries and other benefits	21	33

The total compensation package for the Company’s key management personnel has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

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
As at 31 December 2022, most of the bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2022, a large portion of group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal offices; and the majority of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

35	SHARE CAPITAL

	As at 31 December 2022		As at 31 December 2021
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2022, the Company’s share capital was as follows:

		As at 31 December 2022
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941

Including: domestic listed	1,500,000,000	1,500
overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

36	RESERVES

	Share premium	Other reserves	Unrealised gains/ (losses) from available- for-sale securities	Other comprehensive income reclassifiable to profit or loss under the equity method	Statutory reserve fund	Discretionary reserve fund	General reserve	Exchange differences on translating foreign operations	Other comprehensive income non-reclassifiable to profit or loss under the equity method	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
					(a)	(b)	(c)
As at 1 January 2020	53,905	1,848	28,594	756	40,516	34,645	37,888	(24)	(162)	197,966
Other comprehensive income for the year	—	—	25,674	646	—	—	—	(965)	344	25,699
Appropriation to reserves	—	—	—	—	5,009	5,857	5,159	—	—	16,025
Others	—	(1,055)	—	—	—	—	—	—	—	(1,055)

As at 31 December 2020	53,905	793	54,268	1,402	45,525	40,502	43,047	(989)	182	238,635

As at 1 January 2021	53,905	793	54,268	1,402	45,525	40,502	43,047	(989)	182	238,635
Other comprehensive income for the year	—	—	(5,349)	1,233	—	—	—	(388)	(104)	(4,608)
Appropriation to reserves	—	—	—	—	5,096	5,009	5,273	—	—	15,378
Other comprehensive income to retained earnings	—	—	—	—	—	—	—	—	45	45
Others	—	305	—	—	—	—	—	—	—	305

As at 31 December 2021	53,905	1,098	48,919	2,635	50,621	45,511	48,320	(1,377)	123	249,755

As at 1 January 2022	53,905	1,098	48,919	2,635	50,621	45,511	48,320	(1,377)	123	249,755
Other comprehensive income for the year	—	—	(51,627)	(3,002)	—	—	—	1,102	(1,625)	(55,152)
Appropriation to reserves	—	—	—	—	3,932	5,096	4,109	—	—	13,137
Other comprehensive income to retained earnings	—	—	—	—	—	—	—	—	(74)	(74)
Others	—	(1,450)	—	—	—	—	—	—	—	(1,450)

As at 31 December 2022	53,905	(352)	(2,708)	(367)	54,553	50,607	52,429	(275)	(1,576)	206,216

(a)
Pursuant to the relevant PRC laws, the Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve which amounted to RMB3,932 million for the year ended 31 December 2022 (2021: RMB5,096 million, 2020: RMB5,009 million).

(b)
Approved at the Annual General Meeting in 29 June 2022, the Company appropriated RMB5,096 million to the discretionary reserve fund for the year ended 31 December 2021 based on net profit under CAS (2021: RMB5,009 million, 2020: RMB5,857 million).

(c)
Pursuant to “Financial Standards of Financial Enterprises - Implementation Guide” issued by the Ministry of Finance of the PRC on 30 March
2007, for the year ended 31 December 2022, the Company appropriated 10% of net profit under CAS which amounted to RMB3,932 million to the general reserve for future uncertain catastrophes, which cannot be used for dividend distribution or conversion to share capital increment (2021: RMB5,096 million, 2020: RMB5,009 million). In addition, pursuant to the CAS, the Group appropriated RMB177 million to the general reserve of its subsidiaries attributable to the Company in the consolidated financial statements (2021: RMB177 million, 2020: RMB150 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in the subsequent years.

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

37	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Changes in liabilities arising from financing activities

	Interest-bearing loans and borrowings	Bonds payable	Lease liabilities	Securities sold under agreements to repurchase	Other liability-payable to the third-party holders of consolidated structured entities	Other liability- interest payable related to financing activities	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2020	20,263	34,990	3,091	118,088	21,400	1,327	199,159
Changes from financing cash flows	531	—	(1,618)	4,912	21,254	(3,639)	21,440
Foreign exchange movement	(807)	—	—	—	—	—	(807)
Changes arising from losing control of consolidated structured entities	—	—	—	(751)	—	—	(751)
New leases	—	—	1,156	—	—	—	1,156
Interest expense	—	2	113	—	—	3,632	3,747
Others	—	—	(78)	—	—	—	(78)
At 31 December 2020	19,987	34,992	2,664	122,249	42,654	1,320	223,866
At 1 January 2021	19,987	34,992	2,664	122,249	42,654	1,320	223,866
Changes from financing cash flows	105	—	(1,517)	117,211	25,208	(6,461)	134,546
Foreign exchange movement	(870)	—	—	—	—	—	(870)
Changes arising from losing control of consolidated structured entities	—	—	—	(368)	—	—	(368)
New leases	—	—	1,086	—	—	—	1,086
Interest expense	—	2	96	—	—	5,500	5,598
Others	—	—	(147)	354	—	—	207

At 31 December 2021	19,222	34,994	2,182	239,446	67,862	359	364,065

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

37	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

Changes in liabilities arising from financing activities (continued)

	Interest-bearing loans and borrowings	Bonds payable	Lease liabilities	Securities sold under agreements to repurchase	Other liability-payable to the third-party holders of consolidated structured entities	Other liability- interest payable related to financing activities	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
At 1 January 2022	19,222	34,994	2,182	239,446	67,862	359	364,065
Changes from financing cash flows	(7,587)	—	(1,307)	(90,711)	5,983	(5,073)	(98,695)
Foreign exchange movement	1,139	—	—	—	—	—	1,139
Changes arising from losing control of consolidated structured entities	—	—	—	—	—	—	—
New leases	—	—	817	—	—	—	817
Interest expense	—	3	74	—	—	4,786	4,863
Others	—	—	(197)	223	—	—	26

At 31 December 2022	12,774	34,997	1,569	148,958	73,845	72	272,215

CHINA LIFE INSURANCE COMPANY LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)
FOR THE YEAR ENDED 31 DECEMBER 2022

38	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Pending lawsuits	531	506

The Group involves in certain lawsuits arising from the ordinary course of business. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analysed all pending lawsuits case by case at the end of each interim and annual reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2022 and 2021, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated and were not material in aggregate.

39	COMMITMENTS

(a)	Capital commitments
The Group had the following capital commitments relating to property development projects and investments:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Contracted, but not provided for
Investments	91,727	94,770
Property, plant and equipment	1,408	1,528

Total	93,135	96,298

(b)	Operating lease commitments
As lessor, the future minimum rentals receivable under
non-cancellable
operating leases are as follows:

	As at 31 December 2022	As at 31 December 2021
	RMB million	RMB million
Not later than one year	893	781
Later than one year but not later than five years	1,478	1,296
Later than five years	160	142

Total	2,531	2,219